UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14974

THOMSON

1, rue Jeanne d'Arc

92443 Issy-les-Moulineaux

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: January 6, 2010	Title:	Corporate Secretary

NOTICE OF MEETING

Combined General Shareholders’ Meeting of Thomson SA

To be held January 27, 2010 at 11:00 a.m.

At the Palais des Congrès de Paris,

Amphithéâtre Bordeaux, Niveau 3,

2 place de la Porte Maillot, 75017 Paris

ON SECOND NOTICE*

* The Meeting is convened on first notice on January 19, 2010 at 10 a.m. at Thomson’s Head Office but in all probability, for lack of quorum on that date, it is unlikely to be able to make valid deliberations. The meeting will therefore be reconvened on January 27, 2010.

Translation for information purposes only

MESSAGE FROM THE CHAIRMAN

Ladies and Gentlemen, Dear Shareholders:

After ten months of constructive discussions with its creditors, your Company has undertaken the final step in the implementation of its debt restructuring plan, which should provide the Company with a financial structure that is in line with its future prospects.

Our creditors have approved the plan submitted by Thomson SA in connection with its sauvegarde proceeding opened at the request of the Board of Directors on November 30, 2009. We now seek your support for this plan by submitting to your vote the resolutions necessary for its implementation.

The restructuring plan proposed by the Company, which aims to reduce its debt by nearly half, was designed taking into account the interests of all stakeholders, employees, shareholders, customers and suppliers. The Board of Directors and I would like to share with you, in addition to the explanatory comments on the resolutions relating to the debt restructuring, the report of the independent expert firm Houlihan Lokey, which concludes that this plan is in the interests of the Company and its current shareholders. This report appears in Annex 4 of this notice of meeting.

Were the General Shareholders’ Meeting to reject resolutions 5 through 10 relating to the implementation of the sauvegarde plan proposed by the Company, Thomson would request the Commercial Court of Nanterre, in accordance with French law, to adopt a sauvegarde plan primarily based on a rescheduling of its debt over 10 years with the result being, over the coming years, the maintenance of the Company’s debt at its current level.

In addition to the debt restructuring, you are asked to adopt a new name for the Company – Technicolor. This new name, which reflects the industrial and commercial reality of the Group today, will allow us to unify our offers under a single brand recognized by all of our customers. The Technicolor name will bring a new dynamic to all of the activities of the Group, as a leader in services to content creators, and will support its future development.

Ladies and Gentlemen, Dear Shareholders, we have a clear strategic plan, clients who renew their confidence in us and strong competitive positions. I request your support at this Shareholders’ Meeting to give your Company the necessary momentum to execute its strategy.

Frederic Rose

Chairman and CEO

Translation for information purposes only

This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in France, the United States or any other country. After the judgment approving the sauvegarde plan (see Section 1.5 below), the transactions that will be implemented for purposes of the restructuring of the Company’s debt may only be made pursuant to a prospectus to be prepared by the Company and which will be submitted for approval (visa) of the Autorité des marchés financiers. No public offering will be made other than in France. There will be no public offering of securities in the United States, Australia, Canada or Japan. In particular, the New Shares, the NRS, the NRS Warrants, the DPN and the New Notes to be issued for the purpose of the restructuring of Thomson’s debt have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”).

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this document contains certain statements, including Thomson’s current intentions, beliefs or expectations about its debt restructuring and the timetable for completion of the debt restructuring, and its future results of operations, financial condition, liquidity and prospects, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause the timing of Thomson’s debt restructuring or its actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to its debt restructuring and its implementation, including the ability to obtain the necessary regulatory, shareholder and other approvals, many such factors being outside of our control. Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (information réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

Translation for information purposes only

AGENDA

Ordinary Shareholders’ resolutions

•

Ratification of the decision to transfer the registered office (resolution no. 1)

•

Establishment of an “other reserves” account in an amount equal to the value of all treasury shares; partial set off of losses from the “retained earnings” account to the “share premium” and “legal reserves” accounts (resolution no. 2)

Extraordinary Shareholders’ resolutions

•

Authorization to reduce the share capital through the cancellation of treasury shares (resolution no. 3)

•

Reduction of share capital by reason of losses through the reduction in the nominal value of the shares and corresponding modification of the by-laws (resolution no. 4)

•

Share capital increase with preferential subscription rights in a maximum amount of approximately €348 million (including share premium) in connection with the implementation of the Company’s sauvegarde plan (resolution no. 5)

•

Reserved issuance of notes redeemable in ordinary shares (“NRS”) in a maximum total amount of approximately €641 million, in connection with the implementation of the Company’s sauvegarde plan (resolution no. 6)

•

Cancellation of preferential subscription rights in connection with the issuance of the NRS (resolution no. 7)

•

Free allocation to shareholders of NRS warrants (resolution no. 8)

•

Issuance of Disposal Proceeds Notes - DPN (resolution no. 9)

•

Cancellation of preferential subscription rights in connection with the issuance of the DPN (resolution no. 10)

•

Authorization to increase the share capital through issuances reserved to members of a group savings plan (resolution no. 11)

•

Delegation of authority to be granted to the Board of Directors to proceed with a capital increase, with cancellation of shareholders’ preferential subscription rights, reserved to certain categories of beneficiaries (shareholding transactions for employees outside a savings plan) (resolution no. 12)

•

Delegation of authority granted to the Board of Directors to issue redeemable subscription or purchase warrants (bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR) for the benefit of employees and executive officers of the Company and its subsidiaries, without shareholders’ preferential subscription rights (resolution no. 13)

•

Authorization to be granted to the Board of Directors to grant free shares to certain categories of employees and executive officers of the Company or certain categories of such persons (resolution no. 14)

•

Reverse share split (resolution no. 15)

•

Change of the name of the Company and corresponding modification of the by-laws (resolution no. 16)

Ordinary Shareholders’ resolution

•

Authorization to carry out all formalities (resolution no. 17)

Translation for information purposes only

REPORT OF THE BOARD OF DIRECTORS

In connection with the sauvegarde proceedings (procédure de sauvegarde) opened on November 30, 2009 by the Nanterre Commercial Court, we have convened you to this combined General Shareholders’ Meeting (the “Combined Meeting”) to submit for your approval the proposed resolutions to permit the Company to implement its debt restructuring plan in accordance with the terms of the proposed restructuring plan as approved by the creditors’ committees and the general meeting of noteholders on December 21 and 22, 2009, respectively (the “Proposed Plan1”).  The Company intends to implement the Proposed Plan as quickly as possible following its approval (homologation) by the Nanterre Commercial Court.

1.

Objectives and terms of the Restructuring of the Company

1.1.

Background

1.1.1.

Financial difficulties

a)

Description of financial debt2

Thomson SA holds most of the external financial debt of the group. This net financial debt was approximately €2.1 billion as of December 31, 2008 and approximately €2.2 billion as of September 30, 2009, representing a gross financial debt of approximately €2.7 billion and a positive consolidated cash position of approximately €0.5 billion as of September 30, 2009.3

Thomson SA’s gross financial debt (the “Financial Debt”) results from two types of financing:

-

a credit agreement (the “Credit Agreement”): a revolving multi-currency credit agreement for an aggregate amount of €1,750,000,000, dated July 5, 2004 and modified on June 22, 2005, between Thomson SA as borrower, Calyon as agent, and certain financial institutions as lenders (hereinafter referred to collectively as the “Lenders”);

-

note purchase agreements: between 2003 and 2007 Thomson SA issued notes under six note purchase agreements (the “Note Purchase Agreements”) for a total aggregate amount of over €1 billion through private placements mainly with U.S. investors and the London branch of Deutsche Bank AG.

The Note Purchase Agreements are as follows:

(a)

Note purchase agreement of June 30, 2003, modified by an addendum dated November 10, 2005 between the Company and various purchasers, relating to the issuance (i) of series A notes with a total par value of $96,000,000 (due in 2010), (ii) of series B notes with a total par value of $192,000,000 (due in 2013), and (iii) of series C notes with a total par value of $118,000,000 (due in 2015);

1 The Proposed Plan (not including the annexes)  is available on the Company’s website.

2 Unless otherwise indicated, the figures presented herein relating to the Company’s financial debt are calculated based on the exchange rate fixed at $1.30/€1.00 and £1.00/€1.10, as in effect during the negotiation of the Restructuring Agreement (as defined below) and as used in connection with the Proposed Plan.

3 The amount of gross financial debt of the Company as of September 30, 2009 amounted to approximately €2.7 billion based on the exchange rate at September 30, 2009 (i.e., $1.47/€1.00 and £1.00/€1.09). Based on an exchange rate of  $1.30/€1.00 and £1.00/€1.10, as in effect during the negotiation of the Restructuring Agreement and as used in connection with the Proposed Plan, the gross financial debt of the Company amounted to approximately €2.84 billion.

Translation for information purposes only

(b)

Note purchase agreement of December 18, 2003, modified by an addendum dated November 10, 2005, between the Company and The Prudential Assurance Company Limited, Panther CDO I B.V., Prudential Annuities Limited, Magim Client HSBC GIS Nominees (UK) Limited AGA Account and Prudential Retirement Income Limited as purchasers relating to the issuance of series D notes with a total par value of £34,000,000 (due in 2013) ;

(c)

Note purchase agreement of May 17, 2006, between the Company and various purchasers relating to the issuance (i) of series A notes with a total par value of $72,500,000 (due in 2009), (ii) of series B notes with a total par value of $191,500,000 (due in 2011), (iii) of series C notes with a total par value of $110,000,000 (due in 2013), (iv) of series D notes with a total par value of $26,000,000 (due in 2016), (v) of series E senior notes at a variable rate and with a total par value of $20,000,000 (due in 2009), and (vi) of series F senior notes at a variable rate and with total par value of $30,000,000 (due in 2011);

(d)

Note purchase agreement of October 27, 2006, modified by an addendum dated January 15, 2009, signed between the Company and Deutsche Bank AG, London Branch, as a purchaser, relating to (i) to series A notes at a variable rate and with a total par value of $100,000,000 (due in 2016) and (ii) of series B notes at a variable rate and with a total par value of $100,000,000 (due in 2016);

(e)

Note purchase agreement of December 6, 2006, signed between the Company and Deutsche Bank AG, London Branch as a purchaser, relating to notes at a variable rate and with a par value of €100,000,000 (due in 2013); and

(f)

Note purchase agreement of October 24, 2007, modified by an addendum dated May 6, 2008 between the Company and Deutsche Bank AG, London Branch as a purchaser, relating to (i) to series A notes at a variable rate and with a total par value of €50,000,000 (due in 2012) and (ii) of series B notes at a variable rate and with a par value of €100,000,000 (due in 2014);

the notes issued further to these agreements being hereinafter referred to as the “Existing Notes”, and the holders of notes issued under these Note Purchase Agreements being referred to as the “Noteholders”. For purposes hereof, the Noteholders and the Lenders will hereinafter be referred to collectively as the “Senior Creditors”, the debts under the Note Purchase Agreements and the Credit Agreement being hereinafter referred to collectively as the “Senior Indebtedness” or the “Financial Debt”.

In September 2005 Thomson SA issued super-subordinated notes without a fixed maturity date (the “TSS”), subject to French law, with a nominal value of €500 million and listed on the Luxembourg Stock Exchange.

Due to the absence of fixed maturity date and subordinated nature of the TSS, and the optional nature of the coupon, the TSS are accounted for by Thomson SA as quasi-equity. In this respect:

-

The TSS carry a right to a fixed annual coupon (interest) until 2015 (variable thereafter), the payment of which is optional if Thomson SA has not declared or distributed any dividends at the last general shareholders meeting and if Thomson SA has not repurchased any of its own shares during the six months preceding the interest due date. The TSS did not give rise to any coupon payment in 2009.

-

The terms of the TSS do not include any covenants or events of acceleration. In addition, the TSS are not repayable except in the event that Thomson SA is dissolved or liquidated (pursuant to a judicial decision or voluntarily), or in the event of a total sale of the Company under a court-ordered reorganization.

The TSS are not taken into account in the calculation of the net financial debt of Thomson.

The holders of TSS are hereinafter referred to as the “TSS Holders”.

Translation for information purposes only

b)

Necessity for a restructuring of Financial Debt

Since taking up their positions in the autumn of 2008, Thomson SA’s new management team, led by Mr. Frédéric Rose (CEO and director since September 1, 2008 and also Chairman of the Board since April 27, 2009) and Mr. Stéphane Rougeot (CFO since November 2008), proceeded to review the business activities, strategy, operating performance and financial situation of the Thomson Group in close consultation with the Board of Directors.

One of the main conclusions of this review was that the level of Thomson SA’s Financial Debt was unsustainable and that it would not be able to repay its indebtedness falling due in 2011 and 2012.

Moreover, and as is customary for this type of financial documentation, Thomson SA is required to comply with certain financial ratios set out in its covenants on an annual and semi-annual basis:

-

the “net indebtedness/shareholders equity” ratio must not exceed 1 under the terms of the Note Purchase Agreements;

-

the “results from ongoing business operations before restructuring charges, financial fees and taxes/adjusted net interest charges” ratio must be at least equal to 3 under the terms of the Note Purchase Agreements;

-

the debt guaranteed by security and the debt of subsidiaries must not exceed a limit expressed by reference to the amount of shareholders equity, pursuant to the Note Purchase Agreements and the Credit Agreement.

Due to the high levels of its net indebtedness (€2.1 billion) and consolidated shareholders equity becoming negative ((€134 million)) principally as the result of the depreciation of assets and goodwill at the end of the financial year, several of these covenants were not satisfied at December 31, 2008.

Thomson SA was therefore faced, since April 30, 2009 (the date of the certification of the consolidated accounts by its auditors), with the risk of having the entirety of its Senior Indebtedness accelerated (approximately €2.9 billion).

For this reason, in early 2009 Thomson SA initiated negotiations with its Senior Creditors.

1.1.2.

Negotiation process and restructuring agreement

Beginning in February 2009 Thomson SA engaged discussions with its Senior Creditors in order to restructure its debt.

For these negotiations to be conducted under favorable circumstances, and in particular to ensure a sufficiently long period of stability for the negotiations to be successful, Thomson SA obtained waivers from its Senior Creditors on April 27 and 28, 2009, pursuant to which the Senior Creditors agreed to suspend their right to call for the acceleration of the Senior Indebtedness until June 16, 2009, the date of the General Shareholders Meeting to approve Thomson SA’s accounts for the financial year ending December 31, 2008.

With the expiration of the waivers approaching (on June 16, 2009 at 5 p.m.) discussions with the Senior Creditors were sufficiently encouraging for the parties decide to extend this expiration date until July 24, 2009.

Thomson SA and its Senior Creditors therefore decided on June 15, 2009 to extend the existing waivers until July 24, 2009 (the “Waivers”).

On July 24, 2009 Thomson SA signed a Restructuring Agreement (the “Restructuring Agreement”) with the majority of its Senior Creditors which sets out the terms and conditions for the restructuring of its Financial Debt and for the new governance of the Company, as well as the extension of the Waivers until November 30, 2009. The terms of the Restructuring Agreement were detailed in the Company’s press release dated as of July 24, 2009, available on the Company’s website.

Translation for information purposes only

In the period after July 24, 2009 Thomson SA attempted to reach an agreement with its creditors who did not sign the Restructuring Agreement, and in particular with Deutsche Bank, a significant Noteholder not party to the Restructuring Agreement.

These negotiations were unsuccessful, with certain creditors preferring the hedging protection offered by financial instruments called Credit Default Swaps (“CDS”).

As a result, Thomson SA was forced to await the outcome of the auction process organized by ISDA (the international organization which, among other things, sets the rules governing CDS) at the end of October 2009, to try to identify the holders of the notes previously held by Deutsche Bank. These auctions were completed at the end of October 2009, and the settlement of Deutsche Bank’s debt claims to their purchasers was still ongoing at the end of November 2009.

As a result, the identity of the new creditors was not definitively established during the month of November, and the debt instruments continued to be sold on the market and were the subject of new CDS contracts. At the end of November, Thomson SA therefore did not know precisely the identity of the new holders of a significant portion of its debt under its Note Purchase Agreements (debt which was initially held principally by Deutsche Bank), and was not in a position to know whether they intended to sign up to the Restructuring Agreement.

Thomson SA has therefore not been able to identify and obtain the unanimous approval of all its Senior Creditors for the Restructuring Agreement, which expired on November 30, 2009.

It is in this context that, in order to end to uncertainty which was damaging to both to itself, its shareholders and its partners (employees, suppliers, clients), on November 30, 2009, the Company requested that a sauvegarde proceeding be opened in respect of Thomson SA by the Nanterre Commercial Court.

While the Restructuring Agreement of July 24, 2009 has expired, the Proposed Plan, as approved by the creditors’ committees and the general meeting of noteholders on December 21 and 22, 2009, respectively, and which should be approved by the Nanterre Commercial Court, is based on the terms of this agreement.

1.1.3.

Sauvegarde proceeding

Purpose of the sauvegarde proceeding

Pursuant to French law, the purposes of the sauvegarde are to facilitate the reorganization of the business in order to allow (1) its continuation as a going concern (2) stability of employment and (3) settlement of liabilities. The sauvegarde is meant to prevent difficulties occurring before an actual insolvency.

Sauvegarde proceedings suspend any legal actions from creditors and consequently protect the assets of the Company for the duration of the proceeding. Pre-filing creditors are prohibited from filing certain claims (including claims for payment). The sauvegarde proceeding opened in France is automatically recognized in all Member States of the European Union.

Prohibition from paying pre-filing claims

The Company is prohibited from paying pre-filing claims (except as it relates to (i) employees and (ii) certain secured creditors upon authorization of the juge-commissaire).  The pre-filing claims will be paid through (and subject to) the sauvegarde plan.

Duration of the sauvegarde proceeding

The observation period lasts 6 months renewable once for another 6-month period at the request of the Company or the administrateur.

Translation for information purposes only

Management of the Company during the sauvegarde proceeding

During the sauvegarde proceeding, the CEO and the Board of Directors will remain in place.  In other words, the role, the responsibility and the fiduciary duties of the members of the Board of Directors remain the same as prior to the proceeding.

Administrateurs Judiciaires

One or several monitors (administrateurs) are appointed by the court. The task of the administrateurs is to monitor the management (or to assist the management in certain management decisions).

Other officers of the sauvegarde proceeding

The juge-commissaire is a judge from the court in charge of overseeing the proceeding. The juge-commissaire must authorize any disposal decision outside the ordinary course of business (such as granting a pledge over the Company’s assets and, subject to certain conditions, paying pre-filing claims). The implementation of a financing during the observation period must also be authorized by the juge-commissaire.

The mandataire judiciaire is entitled to act in the name and on behalf of creditors.  The mandataire judiciaire compiles the list of pre-filing claims and is assisted by the controllers.

The juge-commissaire appoints between one and five controllers among the creditors (having requested to be so appointed). The controllers assist the mandataire judiciaire and the juge-commissaire.

Vote in Committees

The proposed sauvegarde plan is submitted to the vote of creditors meeting in committees (which term as used herein includes, for purposes of convenience, the general meeting of noteholders). If the proposed sauvegarde plan contemplates a change in the Company’s share capital, the General Shareholders’ Meeting will need to vote on the resolutions required for its implementation.

If the proposed restructuring plan is adopted by the creditors’ committees (with a majority of two-thirds of the voting creditors) and, as the case may be, by the General Shareholders’ Meeting, it will be submitted to the French court which verifies that its terms preserve the interests of all creditors. If so, the French court adopts a plan in accordance with the draft plan accepted by the creditors which then becomes binding upon all creditors.

If the proposed plan is rejected by one of the committees (or, as the case may be, by the General Shareholders’ Meeting), the Company can submit individual restructuring proposals to the creditors.  For those creditors who reject these individual proposals, the court can impose on such creditors a plan providing for a rescheduling of their debt over a maximum period of 10 years (with a minimum repayment of 5% a year after the second year).

In any case, the proposed plan will be adopted by the court only to the extent it constitutes a “viable solution” (“une possibilité sérieuse pour l’entreprise d’être sauvegardée”) within the meaning of Article L.626-1 of the French Commercial Code.

The Thomson SA sauvegarde proceeding

By a judgment of November 30, 2009 (the “Opening Judgment”), the Nanterre Commercial Court opened a sauvegarde proceeding for the benefit of Thomson SA (the “Sauvegarde Proceedings”).

Translation for information purposes only

This judgment appointed:

-

Mr. Boucly as Supervisory Judge;

-

SELARL FHB in the person of Maîtres Bourbouloux and Hess as Judicial Administrators (Administrateurs Judiciaires), with the task of monitoring the debtor’s management of the business;

-

SCP Ouizille de Keating, in the person of Maître Ouizille, and SELAFA MJA in the person of Maître Pierrel as Creditor Representatives (Mandataire Judiciaire).

Given the thresholds set forth in Articles L. 626-29 and R. 626-52 of the French Commercial Code, the Administrateurs Judiciaires have constituted the Committee of Financial Institutions (the “CI Committee”) and the Committee of the Leading Suppliers (the “MS Committee”) (the CI Committee and the MS Committee being hereinafter referred to collectively as the “Committees”).

The list of the creditors sitting on the CI Committee and the MS Committee was drawn up by Thomson SA in accordance with applicable law and certified by the Company’s auditors on December 4, 2009.

On December 21 and 22, 2009, the Committees and the general meeting of noteholders of Thomson (the “Meeting of Noteholders”) approved the Proposed Plan by the required majority.

The General Shareholders’ Meeting is now asked to vote on the proposed resolutions necessary for the implementation of the Proposed Plan.

It is anticipated that the Court will rule on the Proposed Plan during the month of February 2010.

A detailed timeline is provided in Section 1.5 below.

1.1.4.

Recognition of the effects of the sauvegarde in the United States (Chapter 15 of the Federal Bankruptcy Code)

On December 16, 2009, Thomson SA filed with the United States Bankruptcy Court for the Southern District of New York a request for recognition of the effects of the sauvegarde in the United States pursuant to Chapter 15 of the Federal Bankruptcy Code. The purpose of this proceeding is to protect the assets of Thomson SA located in the United States and to stay any proceedings of creditors in the United States, which would be inconsistent with the principles of the sauvegarde described in Section 1.1.3 above. The Chapter 15 proceeding is therefore only an ancillary proceeding to recognize in the United States the Sauvegarde Proceeding opened in France for the benefit of Thomson SA.

1.2.

Description of the financial components of the Restructuring

1.2.1.

 Proposed Plan based on the July 24, 2009 Restructuring Agreement

The Proposed Plan, based on the Restructuring Agreement, aims to implement a new financial balance between the Company and its creditors, at the same time as preserving the rights of the Company’s shareholders.

In summary, the Board of Directors believes that the proposed restructuring (the “Restructuring”) should allow the Company to:

1.

Maintain a long term capital structure based on:

•

a very significant reduction in senior debt in the amount of €1.29 billion (equal to 45%);

•

the maintenance on the balance sheet of senior debt in the amount of approximately €1.55 billion (as compared to approximately €2.84 billion prior to the Restructuring).

Translation for information purposes only

2.

Maintain an adequate level of available cash:

•

The Company could maintain €400 million of cash as of the date of completion of the Restructuring (which amount shall be adjusted to account for seasonal variations);

•

The Company would also be permitted to access additional liquidity pursuant to receivables-backed financing facilities up to €200 million (currently in the process of negotiation with various lenders);

•

With respect to its new debt, the Company would benefit from debt amortization schedules that are compatible with its anticipated operating performance.

3.

Benefit from an improved balance sheet, restore confidence in its customers and the market, and eventually allow the Company to obtain an investment grade credit rating.

The Board of Directors has therefore unanimously approved the Restructuring, which principal characteristics are as follows:

•

a conversion of up to €1,289 million of the Senior Indebtedness into securities by way of:

o

a share capital increase in cash with preferential subscription rights (droits préférentiels de souscription) (subject to rules relating to public offerings that restrict participation by investors in certain countries including the United States) in a maximum amount of approximately €348 million (including share premium) (the "Capital Increase"). It is to be noted that the Capital Increase will be fully backstopped pursuant to a subscription commitment by the Senior Creditors;

o

the issuance of notes redeemable in shares of the Company ("NRS"), reserved to the Senior Creditors, for an aggregate principal amount of up to €641 million, with the Company’s existing shareholders having the opportunity to purchase such NRS up to an amount of approximately €75 million pursuant to warrants to purchase NRS (the "NRS Warrants") (subject to rules relating to public offerings that restrict participation by investors in certain countries including the United States);

o

the issuance of notes redeemable in cash or shares of the Company (disposal proceeds notes, or the "DPN"), linked to the disposal proceeds of certain non-strategic assets of the Company, reserved to the Senior Creditors in an amount up to €300 million.

•

the conversion of the Senior Indebtedness into equity will be implemented following the reduction of the share capital of the Company by reason of losses through the reduction in the nominal value of its existing shares from €3.75 to €0.10 per share.

•

the execution of the New Term Loan Facilities and the issuance of the New Notes as defined hereafter (together the "Reinstated Debt") which will allow the repayment of €1,550 million of Senior Indebtedness.

The implementation of the Restructuring is conditional upon the approval by the General Shareholders’ Meeting of the Capital Increase, the issuance of the NRS, the NRS Warrants and the DPN. It is for this reason that we have called this Combined General Meeting.

It is specified that, according to the Proposed Plan, the characteristics of the NRS and the DPN set forth in this document and its annexes are not final and may be modified for the purposes of the Restructuring. Their final characteristics will be determined on the basis of the plan as approved by the Nanterre Commercial Court and will be provided in the prospectus that will be prepared by the Company as required for the implementation of the issuances and which will be submitted to the Autorité des marches financiers for its approval (visa). Similarly, the final terms of the New Term Loan Facilities and the New Notes, in accordance with the Proposed Plan, will be finalized upon the implementation of the market transactions. For an indicative timeline of the Restructuring, please see Section 1.5 of this document.

Translation for information purposes only

The Restructuring results in the conversion, in an amount up to 45% (i.e., €1,289 million) of the existing debt claims of the Senior Creditors into New Shares, NRS, DPN, and, for the remaining claims, i.e., 55%, in the implementation of New Term Loan Facilities. Therefore, this reduction of 45% of the Senior Indebtedness debt through conversion does not imply the waiver of any debt claim by the Senior Creditors.

The chart below shows the scheduled maturities of Thomson SA’s Senior Indebtedness before and after the Restructuring:

Prior to restructuring[4]

After restructuring [5]

The amount of the Reinstated Debt as well as the covenants contained therein were calculated in order to be compatible with the Company’s anticipated operating and financial performance, taking into account the effect of the sale of assets currently underway as well as expected trends in the different markets in which the Company operates, in the context of the goal of achieving Group revenues of approximately €3.5 billion within three years.

4 Hypothetical exchange rate of €1.00/$1.30 and £1.10/€1.00, corresponding to the rates in effect during the negotiation of the Restructuring Agreement and used in connection with the Proposed Plan.

5 Hypothetical exchange rate of €1.00/$1.30 and £1.10/€1.00, corresponding to the rates in effect during the negotiation of the Restructuring Agreement and used in connection with the Proposed Plan.

Translation for information purposes only

The Restructuring also provides for €400 million of cash to remain on Thomson’s balance sheet, adjusted for seasonal variations. In addition, Thomson will have the flexibility to access further liquidity through €200 million of receivables backed financing facilities.

a)

Financial instruments issued in connection with the Restructuring

New Shares

On the Settlement Date, being the date the New Shares, the NRS and the DPN will be issued, the Reinstated Debt will be signed and the New Notes will be issued (the “Settlement Date”), the Company will proceed with the Capital Increase with shareholders’ preferential subscription rights, in an amount (including the issue premium) of approximately €348 million through the issuance of 527,425,902 New Shares at a subscription price of €0.66 per share, corresponding to an issue premium of €0.56 per share.

The subscription for the New Shares will be reserved in priority to the Company’s existing shareholders and to third parties having purchased Preferential subscription rights in the market from the Company’s existing shareholders. The New Shares may be subscribed on a pro-rata and over subscription basis (à titre irréductible et à titre réductible) on the basis of two New Shares for one existing share held in the Company. The proceeds of the Capital Increase resulting from the subscription for the New Shares shall be used to repay the Credit Agreement and the Note Purchase Agreements.

All of the New Shares which are not subscribed for by the Company’s existing shareholders or third parties having purchased preferential subscription rights on the market will be subscribed for by Senior Creditors in accordance with a subscription agreement, pro-rata the amount of their debt claims against the Company.

The subscription price of the New Shares will be paid by the Senior Creditors by way of set-off against their due and payable debt claims against the Company.

The New Shares will be admitted to trading on Euronext Paris. The New Shares would be offered and sold in the United States on a private placement basis and will be eligible for deposit into the Company's American depositary share program when deposited in compliance with the ADS deposit agreement and US securities laws (including, if applicable, Rule 144 under the Securities Act if the conditions thereunder (including the applicable holding period) are satisfied).

NRS

On the Settlement Date, the Company will issue NRS, the terms and conditions of which are included in Annex 1 hereto6, for a maximum amount of approximately €641 million7, entitling their holders to receive approximately 971 million shares of the Company.

The issue of NRS will be divided into three tranches: NRS I, NRS II and NRS IIC. Each tranche shall be subdivided into three series: one in euros, one in US dollars and one in pounds sterling.

The NRS will be issued in nominal amounts of 1 euro, 1.30 US dollars and 0.91 pounds sterling per NRS. Each subscriber will receive 50% of NRS I and 50% of the NRS II and IIC.

6 It is specified that, in accordance with the terms of the Proposed Plan, the terms of the NRS set forth herein and in the annexes are not final and may be modified for purposes of the Restructuring. The final terms of the NRS will be determined in accordance with the plan which shall be approved by the Nanterre Commercial Court and will appear in a prospectus to be prepared by the Company for the purposes of implementing the issuances and which will be submitted for the approval (visa) of the Autorité des marchés financiers.

7 This maximum amount of NRS may in fact be reduced as a function of available cash on the Settlement Date. In accordance with the Proposed Plan, the Lenders and the Noteholders are entitled to receive, on the Settlement Date, the partial redemption of their claims, corresponding to the free cash flow in excess of €400 million, adjusted for seasonal variations and certain expenses (including transaction costs, payment of penalty interest and capitalized interest) (the “Down Payment”). As such, the Down Payment will be deducted at the rate of 50% from the amount of issuance of the NRS.

Translation for information purposes only

The NRS will be redeemable in ordinary shares of the Company on December 31, 2010 (NRS I) or December 31, 2011 (NRS II and NRS IIC) and will bear interest at a rate of 10%, payable at one time in ordinary shares of the Company at the redemption date (except for the holder’s ability to defer the redemption date, for each NRS tranche, for a period of one year in accordance with Section 1.8.6 of the terms and conditions of the NRS set forth in Annex 1).

The NRS may be redeemed in ordinary shares of the Company prior to their maturity at the holder’s request under the conditions specified in Section 1.8.4 of the terms and conditions of the NRS included in Annex 1, specifically on the occurrence of (i) a change of control of the Company, (ii) the disposal of all or substantially all assets of the Thomson group (except for activities conducted by Grass Valley, PRN or Screenvision US), (iii) decisions taken by the Company’s Board of Directors in breach of the internal rules of the Board of Directors (see Section 4 of this document), or (iv) the incurrence of an event of default under the Reinstated Debt. The internal rules of the Board of Directors will be published on the Company’s website until redemption of the NRS.

In addition, the Company will have the option to redeem all or, subject to certain conditions, part of the NRS IIC in cash at a premium.

The NRS shall be redeemable in full in cash in the event of a liquidation of the Company. The NRS will be subordinated to the New Term Loan Facilities, the New Notes and the DPN.

The NRS will be subscribed for exclusively by the Senior Creditors, and the Company’s existing shareholders will be entitled to purchase NRS from the Senior Creditors for an aggregate maximum nominal amount of €75,346,537 upon exercise of the NRS Warrants (as described below).

The NRS will be admitted to trading on Euronext Paris.

DPN

On the Settlement Date, the Company will issue DPN, the terms and conditions of which are set forth in Annex 28 for a maximum amount of €300 million9, redeemable in cash or shares of the Company on December 31, 2010.

The DPN will be redeemed in cash up to an amount equal to the sum of (i) the net disposal proceeds of certain non-strategic assets expected to be disposed of by the Thomson group in the near future (primarily the activities conducted by Grass Valley, PRN and Screenvision US), and (ii) excess cash flow (as defined in the Reinstated Debt) of the Company for 2010, up to (i) the nominal value of the DPN, plus (ii) capitalized interest.  For any difference, redemption will be made in ordinary shares of the Company (issued at a price calculated by reference to the weighted average market price of Thomson shares over a period of 40 days ending the 3rd day prior to the redemption date of the DPN). However, the Company may also redeem the DPN in cash by using its available cash flow, subject to certain conditions (see Section 9.3 of the terms and conditions of the DPN set forth in Annex 2).

8 It is specified that, in accordance with the terms of the Proposed Plan, the terms of the DPN set forth herein and in the annexes are not final and may be modified for purposes of the Restructuring. The final terms of the DPN will be determined in accordance with the plan which shall be approved by the Nanterre Commercial Court and will appear in a prospectus to be prepared by the Company for the purposes of implementing the issuances and which will be submitted for the approval (visa) of the Autorité des marchés financiers.

9 This maximum amount of DPN may in fact be reduced as a function of available cash on the Settlement Date. In accordance with the Proposed Plan, the Down Payment will be deducted at the rate of 50% from the amount of issuance of the DPN. In addition, in accordance with the Proposed Plan, the amount of issuance of the DPN will also be reduced by the sale price, through the end of February 2010, of certain non-strategic assets as determined by the Company.

Translation for information purposes only

Please note that the Company is proposing to the shareholders, in the ninth resolution, to vote on the maximum number of new shares that could be issued in redemption of the DPN (and payment of corresponding interests), or 500,000,000 new shares with a nominal value of €0.10 per share, on the basis of certain theoretical assumptions described in Section 1.3.1(c) of this document. In the event the maximum number of shares were to be insufficient to permit the issuance of all of the shares to be issued to the Senior Creditors in redemption of the DPN (or the payment of corresponding interest), the Company will submit to the vote of a new extraordinary general shareholders’ meeting the resolution necessary for the reserved issuance of the required shares, in accordance with Section 9.2 of the terms and conditions of the DPN set forth in Annex 2.

The DPN will be issued in three series: one in euros, one in US dollars and one in pounds sterling.

The DPN will carry interest at an annual rate of 10% payable at one time on the date of redemption, in cash or in shares as applicable on the redemption date of the DPN.

The DPN will be redeemable prior to maturity in cash in accordance with Section 9.4 of the terms and conditions of the DPN set forth in Annex 2. They will be subordinated to the New Term Loan Facilities and the New Notes.

The DPN will be subscribed for exclusively by the Senior Creditors.

The subscription price of the DPN will be paid by the Senior Creditors by way of set-off against their due and payable debt claims against the Company.

NRS Warrants

On the launch date of the Capital Increase, the Company will issue warrants (the "NRS Warrants") giving their holders the right to acquire from the Senior Creditors 75,346,557 NRS denominated in euros, representing €75,346,557.

The NRS Warrants shall be allocated to the Company’s existing shareholders, for free, in proportion to the number of shares held by each shareholder, on the basis of 1 NRS Warrant for 1 share held, with 35 NRS Warrants entitling the holder to acquire 10 NRS (5 NRS I, 3 NRS II and 2 NRS IIC).

b)

Reinstated Debt

New Term Loan Facilities

In addition to the financial instruments to be issued in the context of the Restructuring as described in Section 1.2.1.a) above, the Company plans to put in place a new term loan facility with the Lenders in an amount equal to €950 million (the “New Term Loan Facilities”).

The New Term Loan Facilities will be used to repay approximately 55% of the amounts due under the Credit Agreement. It will be divided into two tranches:

-

one amortizing tranche of €306 million with a 6-year maturity, carrying interest at the rate of EURIBOR/LIBOR plus a base margin of 500 basis points which will be reduced as the Company’s debt ratio decreases; and

-

one tranche, payable at maturity, of €643 million with a 7-year maturity, carrying interest at a rate of EURIBOR/LIBOR rate plus a base margin of 600 basis points which will be reduced as the Company’s debt ratio decreases, it being specified that the EURIBOR/LIBOR rate shall be subject to a floor of 2%.

The New Term Loan Facilities will take the form of a syndicated loan agreement governed by English law.

Translation for information purposes only

New Notes

It is also contemplated, on the Settlement Date, that the Company will issue new notes in the amount of €600 million (the “New Notes”).

On the Settlement Date, the Noteholders will exchange approximately 55% of their Existing Notes for New Notes. The New Notes will be issued in series denominated in the same currencies as the Existing Notes, and will substitute the relevant Existing Notes in their corresponding currencies, i.e. in euros, US dollars or pounds sterling.

The issue of the New Notes will be divided into two tranches:

-

one amortizing tranche of €194 million with a 6-year maturity, with an annual interest payment of 9% for the notes in euros, 9.35% for the notes in US dollars and 9.55% for the notes in pounds sterling; and

-

one tranche, payable at maturity, of €407 million with a 7-year maturity, with an annual interest rate of 9% for the notes in euros, 9.35% for the notes in US dollars and 9.55% for the notes in pounds sterling.

The New Notes shall be issued under a note purchase agreement governed by New York law.

Terms of subscription and security

The New Term Loan Facilities and the New Notes shall be subscribed by the Senior Creditors by way of set-off against, on the one hand, the claims of the Company with respect to the Senior Creditors (funding under the New Term Loan Facilities) and, on the other hand, existing debt claims of the Senior Creditors against the Company under the Credit Agreement and Note Purchase Agreements.

The New Term Loan Facilities and the New Notes shall rank senior to the NRS and DPN and will benefit from the security granted by the Company and certain Thomson group subsidiaries. The Company’s obligations under the New Term Loan Facilities and New Notes will be guaranteed by certain Thomson group subsidiaries.

The Company’s obligations to its creditors under the New Term Loan Facilities and the New Notes shall be secured by the following security package:

•

pledges over the shares of certain Group subsidiaries,

•

pledges over receivables under certain customer contracts entered into by the subsidiaries of the Group (other than those pledged in connection with any receivables-backed facilities),

•

pledges over certain cash pooling accounts of the Group, the terms of which will not affect the normal financial flows of the Group,

•

pledges over certain intragroup debts.

This security shall be adopted and subject to different limitations, as required to comply with mandatorily applicable laws and regulations in the relevant jurisdictions.

Lastly, the accounts which are due to receive the profits from the disposals of non-strategic assets will be pledged to guarantee the Company’s obligations under the DPN.

Translation for information purposes only

c)

Payment of contractual interest

The Company will pay to the Senior Creditors, on the Settlement Date, interest accrued from the date of the Opening Judgment, or November 30, 2009, to the Settlement Date, at the contractual rates, as well as an amount calculated on the basis of the same rates as the late interest payments incurred during the same period.

1.2.2.

Treatment of TSS Holders

The TSS are recorded as quasi-equity in the accounts of Thomson SA. As such, their right to principal is maintained and unaffected by the Proposed Plan.

As a matter of fact, these notes correspond to debts of a perpetual nature which the issuer is only obliged to redeem in the event that Thomson SA is dissolved or liquidated (pursuant to a judicial decision or voluntarily), or in the event of a total sale of the Company under a court-ordered reorganization.

In addition, the payment of the interest provided for under the TSS is only due by the Company in the event of the payment of a dividend to its shareholders (or in the event of repurchase of shares).

Given the nature of these notes, the only claim of the TSS Holders to be taken into account and addressed in the Proposed Plan is the right of the TSS Holders to receive interest.

The Company proposes under the terms of the Proposed Plan that this interest claim of the TSS Holders be paid in cash in an amount of €25 million, within 30 days of the later of the following dates:

-

the admission of the interest claim (admission de la créance d’intérêt) by a final and definitive court decision; or

-

the approval of the Proposed Plan by a court decision which is either immediately enforceable or final and definitive.

This payment shall definitively extinguish the interest claims of the TSS Holders against the Company.

1.3.

Financial aspects of the Restructuring – Impact on the current shareholders

1.3.1.

Financial aspects of the Restructuring

The Board of Directors focused considerable attention on a review of the financial aspects of the Restructuring, both during the negotiation of the Restructuring Agreement in July 2009 and during its review of the Proposed Plan submitted to the vote of creditors in December 2009.

Amongst other things, given the complexity of the transaction, the Board of Directors wished to rely on an independent financial analysis. This report, which was requested of Houlihan Lokey, concludes that the Restructuring is in the interest of the Company and its current shareholders.

We ask that you take note of this report included in Annex 4 hereto, which does not constitute a “fairness opinion” within the meaning of title VI (Book II) of the General Rules of the Autorité des marchés financiers, but nevertheless respects the criteria of an independent expert as defined by these same rules as concerns the independence of the author and the methodology employed in preparing the report.

a)

New Shares issued in the Capital Increase

The price of €0.66 for the subscription of the New Shares is the key metric of the Restructuring.

This price is the result of a negotiation with the Senior Creditors, and has been reviewed by Houlihan Lokey in connection with their independent analysis, whose conclusions are set forth in Annex 4 hereto.

Translation for information purposes only

It should be noted that the Board of Directors wished for the issuance of the New Shares to take the form of a capital increase with shareholders’ preferential subscription rights, rather than being reserved to the Senior Creditors. It will therefore be open to all current shareholders (subject to rules relating to public offerings that restrict participation by investors in certain jurisdictions including the United States) who may subscribe at the same price as the Senior Creditors pursuant to their subscription commitment. The existing shareholders may retain up to 51% of the share capital of the Company on a fully diluted basis, if they subscribe in full to the Capital Increase and exercise all of the NRS Warrants they will be allocated10 (see Section 1.3.3 hereof).

b)

NRS

With respect to the NRS, the terms of which are set forth in Section 1.2.1.a) above and in Annex 1, the issue price (at par) must be considered in light of the number of new shares to which such NRS give rights. In this regard, it is specified that the number of new shares arising from the NRS at maturity, both in redemption of principal and capitalized interest, corresponds on average (i.e., tranches I, II and IIC taken together) to the subscription price of the New Shares, or €0.66 per share (as a reminder, this price is the result of a negotiation with the Senior Creditors, and has been reviewed by Houlihan Lokey in connection with their independent analysis, whose conclusions are set forth in Annex 4 hereto). More specifically, given the fact that the NRS do not have the same maturity, the subscription price of the new shares (principal and capitalized interest) issued in respect of the NRS amounts to €0.69 for the NRS I and €0.63 for the NRS II and IIC.

In other words, for the Senior Creditors, a like amount of existing debt will be converted into a like number of shares of the Company, whether through New Shares issued immediately pursuant to the Capital Increase or new shares issued in the future in redemption of the NRS (principal and capitalized interest).

c)

DPN

In contrast to the NRS, the nominal value of the DPN, which corresponds to the amount of existing debt to be converted into DPN, does not give the right to a predetermined number of new shares. The number of new shares which may be issued in partial redemption of the NRS will be determined based on the reference share price of Thomson at the time of redemption (at the end of 2010), on the conditions set forth in Section 1.2.1.a) above and in Annex 2.

The maximum number of new shares which may be issued in redemption of the DPN (and payment of corresponding interest), as proposed in the 9th resolution (i.e. 500,000,000 shares with a nominal value of €0.10) corresponds to a theoretical example that assumes (i) a maximum nominal value of issuance of the DPN of €300 million, (ii) a maximum theoretical value of capitalized interest of €30 million (corresponding to an annual interest rate of 10% over one year), (iii) that the proceeds from the sale of non strategic assets and excess cashflow of the Company for 2010 are zero, and (iv) that the reference price for the Thomson share at the time of redemption is €0.66.

10 Not including dilution related to redemption of the DPN or redemption or possible repurchase of a portion of the NRS in cash.

Translation for information purposes only

1.3.2.

Company shareholders at September 30, 2009

At September 30, 2009, the share capital of the Company consisted of 269,890,028 shares, with a nominal value of €3.75 each, fully paid up and held as follows:

Shareholders	Number of ordinary shares held	Percentage of ordinary shares held	Percentage of voting rights
Public (1) (4)	252,647,684	93.62%	95.37%
Employees and former employees (2)	5,810,521	2.15%	2.19%
TSA (held by the French State) (3)	5,264,950	1.95%	1.99%
Microsoft (3)	1,195,621	0.44%	0.45%
Treasury shares (5)	4,971,252	1.84%	-
TOTAL	269,890,028	100%	100%

(1) Estimate obtained by subtraction

(2) Estimate

(3) Shares in pure nominative form

(4) These amounts include shareholdings of the main institutional shareholders

(5) Excluding shares held in respect of the liquidity agreement, in force until November 20, 2009. As of November 26, 2009, Thomson had 6,177,077 treasury shares.

1.3.3.

Dilutive effect of the Restructuring

Impact of the issuance on the situation of a shareholder

After the completion of the Capital Increase, the shares issued pursuant to the terms of the Restructuring will represent 67% of the Company’s share capital.  The shares issued in the Restructuring will represent 85% of the Company’s share capital after redemption of all of the NRS in shares of the Company (before taking into account any dilution linked to the repayment of the DPN or possible repurchase of NRS in cash).

Depending on their level of participation in the Capital Increase and the acquisition of the NRS, the Company’s existing shareholders will retain between 15% and 51% of the Company’s share capital on a fully diluted basis11 (before taking into account any dilution linked to the repayment of the DPN or possible repurchase of NRS in cash).

11 Not including treasury shares.

Translation for information purposes only

By way of illustration, the impact of the issuance on the ownership of the share capital of a shareholder holding 1% of the Company’s share capital prior to the issuance and who does not subscribe to the issuances described herein would be as follows (calculated on the basis of the number of shares comprising the share capital as of the date hereof):

	Ownership of shareholder
	Capital Increase and issuance of NRS fully subscribed by the Senior Creditors[12]	Shareholders subscribing to €348 million Capital Increase and exercising warrants for €75 million of NRS[13]
Prior to issuance of New Shares in Capital Increase	1.00%	1.00%
After issuance of 527 million New Shares in Capital Increase	0.33%	1.00%
After issuance of 971 million new shares from the issuance of the NRS[14]	0.15%	0.51%
After issuance of 500 million additional new shares in connection with the redemption of the DPN[15]	0.12%	0.40%

Impact of the issuance on the proportion of net equity

By way of illustration, the impact of the issuance on the proportion of group consolidated net equity per share would be as follows (calculations based on group consolidated net equity as of June 30, 2009 and the number of shares comprising the Company’s share capital as of such date, not including treasury shares):

Proportion of group consolidated net equity (in euros per share)
Prior to issuance of New Shares in Capital Increase	(1.59)
After issuance of 527 million of New Shares in Capital Increase	(0.09)
After issuance of 971 million new shares from the issuance of the NRS[16]	0.32
After issuance of 500 million additional new shares in connection with the redemption of the DPN. [17]	0.40

12 Before taking into account possible redemption of the DPN through the issuance of shares and the redemption of NRS in cash at the option of the Company.

13 Before taking into account possible redemption of the DPN through the issuance of shares and the redemption of NRS in cash at the option of the Company.

14 Including payment of interest in shares.

15 Hypothetical example of maximum possible dilution from the issuance of 500 million new shares (see Section 1.3.1.c) above).

16 Including payment of interest in shares.

17 Hypothetical example of maximum possible dilution from the issuance of 500 million new shares (see Section 1.3.1(c) above).

Translation for information purposes only

Theoretical impact of the issuance on the share price

The current value of a Thomson share (based on the average of 20 trading days prior to December 17, 2009) is €0.99. The theoretical impact of the transaction on this share price is as follows:

Theoretical impact on the share price (in euros per share)
Current share price prior to issuance of New Shares[18]	0.99
After issuance of 527 million of New Shares in Capital Increase	0.77
After issuance of 971 million new shares from the issuance of the NRS[19]	0.71
After issuance of 500 million additional new shares in connection with the redemption of the DPN. [20]	0.70

18 Value resulting from the average share price over 20 trading days prior to December 17, 2009.

19 Including payment of interest in shares.

20 Hypothetical example of maximum possible dilution from the issuance of 500 million new shares (see Section 1.3.1(c) above).

Translation for information purposes only

1.4.

Risk factors

1.4.1.

Risks related to the Group

The main risks are described in the Company’s document de reference filed with the Autorité des marchés financiers on April 30, 2009, to which we invite our shareholders to refer. These risks concern in particular:

•

Market Risk

o

Risks related to our financial restructuring

o

Risk of interest rate fluctuations

o

Risk of exchange rate fluctuations

o

Risk of degradation of share price

•

Risks related to our activity

o

Risks related to commercial activity

o

Risks related to our capacity to develop the products and services meeting our customers’ technological needs

o

Risks related to the evolution of market, technologies and consumer demand

o

Risks related to the evolution of the Media & Entertainment industry

o

Risks related to technological changes

o

Competition

o

Risks related to dependence on suppliers or partners

o

Risk related to product defects or product or service quality defects

o

Risks related to partnerships, acquisitions or discontinued businesses

o

Risks related to the evolution of the Licensing business

o

Risks related to the protection of intellectual property

o

Risks related to the access to intellectual property

•

Other risks

o

Risks related to our minority interest in Videocon

o

Risks related to economic and social conditions

o

Risks related to anti-competition procedures

o

Risks related to human resources

o

Risks related to the environment

•

Legal risks and litigation

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and when the probability of a loss is probable and it can be reasonably estimated.

Significant pending legal matters include the following:

Cathode Ray Tubes Investigations

As indicated in the Company’s document de reference for the year ended December 31, 2008, on November 28, 2007, Thomson Inc. received a subpoena issued on behalf of the Antitrust Division of the U.S. Department of Justice (the DOJ) investigating alleged anticompetitive conduct in the Cathode Ray Tubes (CRT) industry, including Color Picture Tubes (CPT) and Color Display Tubes (CDT) businesses.

On January 9, 2008, Thomson received a request under art 18(2) of Council Regulation n°1/2003 from the European Commission (the EC) also relating to the CRT industry. Thomson received three further requests for information from the EC on January 16, 2009, January 19, 2009, and September 15, 2009 respectively. On November 25, 2009, Thomson received a Statement of Objections (“SO”) from the European Commission. The SO is an intermediate step in the EC’s investigation and, therefore, is not in the nature of a final decision by the EC.

Translation for information purposes only

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by the group’s subsidiaries of televisions manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning in 1997 and ending in August 2002. In accordance with the relevant procedures, Thomson received various re-assessment notices relating to antidumping duties in several countries in an aggregate amount of around €16 million excluding applicable interest and penalties.

The proceedings in the jurisdictions of the various countries are ongoing. In those countries where Thomson received re-assessments, Thomson has appealed. In addition, the French Customs Authority accepted to submit to the European Commission Thomson’s duty refund claim. This claim was rejected by the European Commission as was an appeal at the Court of first instance of the European Court of Justice against the European Commission.  Thomson appealed in November 2009 against this decision at the European Court of Justice.

Thomson believes it has correctly declared and paid its taxes on television imports and intends to defend these actions vigorously.

Set top boxes imports into the European Union

Since December 2008, Her Majesty’s Revenue & Customs in the UK (“HMRC”) issued Thomson Broadband UK (“TBUK”) with two demands for customs duty at the new rate on imports of STB HDD into the European Union for an amount of approximately GBP 2.5 million for the period December 2005 to May 2006, and in June 2009 for an amount of approximately GBP 12.5 million for the period June 2006 to December 2008.  TBUK has lodged an appeal with HMRC against the decisions for customs duty, and has also lodged a remission or suspension of duty application.  As of the date hereof, no decision has been made by HMRC regarding the claims of TBUK and the results of the appeal will depend on other appeals lodged by other UK manufacturers.

Environmental matters

A certain number of Thomson’s manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Former production site located in Taoyuan, Taiwan

Soil and groundwater contamination was detected at a former production facility in Taoyuan, Taiwan acquired in the 1987 transaction with General Electric Company. TCETVT (a subsidiary of Thomson) owned and operated the facility from approximately 1988 to 1992, when it was sold to an entity outside the Group. Soil remediation was completed in 1998. In 2002, the Taoyuan Environmental Protection Bureau ordered remediation of the groundwater underneath the former facility. The groundwater remediation process is underway. It is Thomson’s position that General Electric Company has a contractual obligation to indemnify Thomson with respect to certain liabilities resulting from activities that occurred prior to the 1987 agreement with General Electric.

In addition, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations and does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

Translation for information purposes only

Taoyuan County Former RCA Employees’ Solicitude Association (the “Association”)

In April 2004, an association of former RCA employees from the Taoyuan (Taiwan) facility filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric.  The Association is alleging they were exposed to various contaminants during the course of their employment and while living at the facility. The Association claims damages in the amount of TWD 2.4 billion (€52 million at the applicable exchange rate as of December 31, 2008). After various appeals, the case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association regarding the class action and on the merits.  The case is being vigorously defended.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the US District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s US patents. In July 2006, the parties reached a partial resolution of the dispute by entering into a license agreement relating to two of the four patents. TLC requested and obtained re-issue proceedings before the United States Patent and Trademark Office for the two other patents. As a result, this lawsuit was stayed until October 2, 2009. A trial is projected for November 2010.  The Company intends to vigorously defend this lawsuit.

Rembrandt Technologies v. Fox Entertainment and NBC

In December of 2006, Rembrandt Technologies filed separate lawsuits against Fox and NBC in the US District Court for the District of Delaware.  Each suit alleges that defendants Fox and NBC infringe US Patent 5,243,627 entitled “Signal Point Interleaving Technique” (the “’627 patent”) by its transmission, receipt and retransmission, over Fox and NBC television systems, of digital terrestrial broadcast signals that comply with the ATSC digital television standard.  Both Fox and NBC have subsequently demanded that Thomson defend and indemnify them in each case, alleging that Rembrandt’s infringement allegations are in essence based upon digital television transmission equipment sold to Fox and NBC by Thales Broadcast and Multimedia, a company which Thomson acquired in December 2005.  While Thomson has made no commitment with respect to Fox and NBC’s demands for indemnity in the event of a settlement or judgment against them, Thomson has agreed to fund a portion of the defense costs in each case.  On November 8, 2008, the District Court issued an order construing the claims of the ‘627 patent.  Rembrandt has conceded that it cannot prove infringement of the patent under the Court’s claim construction, and in March of 2009 the parties reached an agreement in principle which has allowed for the early filing of a motion for summary judgment of non-infringement.  Upon entry of a judgment in favor of defendants, Rembrandt has indicated its intention to appeal the judgment to the Federal Circuit Court of Appeals.

Italian tax litigation

A former Thomson Italian subsidiary, Videocolor S.p.A. (Videocolor), was subject to a tax verification process in connection with its exporting of picture tubes to Thomson, Inc. during 1993 to 1998.  In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended changing the valuation method for the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor in the amount of €31 million for the years 1993 to 1998.

In application of the amnesty law voted by the Italian parliament in 2003, Videocolor paid a total amount of €1 million, concluding litigation in respect of the years 1993 to 1994.

With regard to the other years (1995 to 1998), Videocolor appealed the assessments. The Court ruled in favor of Thomson, except with respect to the year 1993 where the Court ruled partially in favor of Thomson (partial confirmation of an assessment of €2 million, including penalties, and manifest calculation error). For each of these years, either the Taxes Office or Thomson has filed briefs with the Supreme Court.

Thomson sold Videocolor in February 2005, but remains responsible as a result of the guarantees given to the buyer of Videocolor.

Translation for information purposes only

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the US District Court for the District of Delaware against Thomson, Inc. and several other companies, alleging infringement with respect to several patents .

Pegasus claims damages in the form of royalties for some or all of the satellite integrated receivers/decoders (“IRD’s”) the Company has sold and seeks an injunction to prohibit further sales of IRD’s which allegedly infringe the patents in suit.

1.4.2.

Risks factors relating to the Sauvegarde proceeding

•

Risks relating to a negative vote of the shareholders at the combined General Meeting on the resolutions necessary to implement the Proposed Plan

The Proposed Plan proposed by the Company to its creditors, who approved the Proposed Plan on December 21 and 22, 2009, requires the adoption by the Company’s shareholders of resolutions four through ten relating to the Company’s debt restructuring transactions (share capital decrease, share capital increase, issuance of NRS, DPN and NRS Warrants), which form a coherent whole of transactions such that none of these resolutions could be implemented without all of them being implemented.

In the event one of these resolutions were not to be adopted, the Proposed Plan could not be approved by the Nanterre Commercial Court. In this case, the Company would propose to the Court the adoption of an alternative plan based on the rescheduling of its debt over a maximum period of 10 years, in accordance with the provisions of Article L. 626-34 of the French Commercial Code.

•

Risks relating to the failure of the Nanterre Commercial Court to approve the Proposed Plan

If the Nanterre Commercial Court were not to approve the Proposed Plan, the Company would propose to the Court the adoption of an alternative plan based on the rescheduling of its debt over a maximum period of 10 years, in accordance with the provisions of Article L. 626-34 of the French Commercial Code.

•

Risks relating to appeals of third parties against the decision of the Nanterre Commercial Court approving the Proposed Plan

The Commercial Court is expected to pronounce on the Proposed Plan during the month of February 2010. During this same hearing and by the same judgment, it should also pronounce on the appeals which may be made by the members of the Committees or the Meeting of Noteholders against the decisions taken by the Committees or the Meeting of Noteholders to approve the Proposed Plan.

As with any judicial decision, the judgment of the Nanterre Commercial Court rejecting these appeals may itself be the subject of an appeal. Other than an appeal by the Public Ministry, such appeals do not result in an injunction; in other words, they do not interfere with the implementation of the sauvegarde plan by the Company and the new organ to be named by court judgment, namely the Commissaire à l’exécution. The Company may therefore proceed with the issuance of new shares, the NRS, the NRS Warrants and the DPN, even if there may be appeals undertaken against the court judgment.

Translation for information purposes only

1.5.

Indicative timetable of the Restructuring

• Opening Judgment of the Sauvegarde Proceedings	November 30, 2009
• Vote of the Lenders and the Noteholders on the Proposed Plan	December 21 and 22, 2009
• Combined General Shareholders’ Meeting of Thomson SA	January 19 on first notice and January 27 on second notice
• Judgment approving the Proposed Plan	February 2010
• Signature of legal documentation for Reinstated Debt	March 2010
• Preparation of a prospectus submitted for approval (visa) by the Autorité des marchés financiers (AMF)	March 2010

•

Launch of the Capital Increase on the basis of a prospectus approved by the AMF, detachment of the preferential subscription right and opening of the subscription period

•

Issuance and allocation of the NRS Warrants to shareholders and opening of the exercise period of the NRS Warrants

April 2010
• End of the subscription period for the New Shares and of the exercise period for the NRS Warrants • Confirmation of the meeting of the conditions precedent for the draw down of the Reinstated Debt	End of April 2010

•

Settlement Date

o

Issuance of New Shares

o

Issuance of NRS and delivery of NRS to shareholders upon exercise of the NRS Warrants

o

Issuance of the DPN

o

draw down of the Reinstated Debt

o

repayment of the Financial Debt in accordance with the terms of the Proposed Plan

2.

Thomson since January 2009

2.1.

Organization and business description

In 2009, Group continuing operations are organized around three operating divisions –Technicolor, Connect, and Technology–, and an "Other” activities segment mainly comprising residential telephony activities and non-allocated corporate functions.

On 28 January 2009, Thomson announced that it had initiated a process to divest business lines which no longer fit within its new strategic framework. Following this decision, Grass Valley and Media Networks (TMN) are now presented as discontinued activities in accordance with IFRS 5.

Translation for information purposes only

2.1.1.

Technicolor (46.8 % of the first nine months 2009 consolidated net revenues)

Technicolor offers video-related content management services for the Media & Entertainment industry. The division offers services related to content preparation and creation (Creation Services), content distribution through physical media (Cinema Services and DVD Services) or electronic media (Digital Content Delivery Services).

The following diagram reconciles the current nomenclature of Technicolor activities with the nomenclature presented in the 2008 annual report.

2.1.2.

Connect (38.4 % of the first nine months 2009 consolidated net revenues)

Connect supplies hardware and software technology to the Media & Entertainment industry in the areas of access and delivery platforms. This division includes Digital Home Products activities –supplying access and home networking products, notably set-top boxes and advanced service gateways, principally to satellite and cable network operators and to telecom operators– and Software Service Platform activities, comprising in particular softswitch solutions for network operators and internet service providers (ISPs).

Translation for information purposes only

The following diagram reconciles the current nomenclature of Connect activities with the nomenclature presented in the 2008 annual report.

2.1.3.

Technology (11.3 % of the first nine months 2009 consolidated net revenues)

Technology comprises Licensing and Corporate Research activities. The Software & Technology Solutions activity, which was part of the Technology division, was sold in the third quarter 2009. The Corporate Research segment includes the Group’s fundamental research activities. The licensing and intellectual property activities generate most of the division’s revenues.

The following diagram reconciles the current nomenclature of Technology activities with the nomenclature presented in the 2008 annual report.

Translation for information purposes only

2.1.4.

Other (3.5% of the first nine months 2009 consolidated net revenues)

In 2009, “Other” activities mainly include Corporate functions as well as the remaining retail telephony business. Despite the Group decision to exit this activity, it remains accounted for as part of continuing operations because of its relatively limited contribution to revenues, in accordance with IFRS.

2.2.

Earnings before interest and tax analysis

Summary of consolidated first half 2009 results (unaudited) and of third quarter 2009 revenues (unaudited)

	First half			Third quarter
In € million unless otherwise stated	2008	2009	Change, reported	2008	2009	Change, reported
Technicolor revenues	814	797	(2.1)%	474	421	(11.2)%
Change at constant rates		(6.3)%			(11.5)%
Thomson Connect revenues	689	732	+6.2%	361	267	(26.0)%
Change at constant rates		2.8%			(25.1)%
Technology revenues	181	195	+7.9%	105	98	(6.2)%
Change at constant rates		5.6%			(1.1)%
Corporate and other revenues	151	77	(48.9)%	65	16	(75.6)%
Change at constant rates		(52.0)%			(74.0)%
Group net revenues from continuing operations	1,835	1,801	(1.9)%	1,005	803	(20.2)%
Change at constant rates		(5.5)%			(19.4)%
Of which new perimeter (1)	1,690	1,730	+2.4%	942	789	(16.2)%
Change at constant rates		(1.2)%			(15.4)%
EBIT+Depreciation and Amortization	136	156	+14.0%
EBIT+D&A margin (%)	7.4%	8.7%	+1.3 pts
EBIT from continuing operations	21	51	+30
Financial costs (net)	(73)	(10)	+63
Share of profit/(loss) from associates	(1)	(1)	0
Income tax	(18)	(36)	(18)
Profit/(loss) from continuing operations	(71)	4	+75
Loss from discontinued operations	(111)	(329)	(218)
Net loss, Group share	(182)	(325)	(143)
(1) New perimeter refers to all activities considered as continuing except the retail telephony business, classified as Other.

2.2.1.

Revenues

Group continuing operations revenues were €1,801 million in first half 2009, a decrease of 1.9% year over year at current currency and (5.5)% at constant currency mainly due to retail telephony exit. Revenues from the Group’s new perimeter, which includes all continuing activities except the retail telephony business, reached €1,730 million in first half 2009, an increase of 2.4% compared with first half 2008 at current currency and a decrease of 1.2% at constant currency.

In the third quarter 2009, Group net revenues (unaudited) from continuing operations were down 20.2% at current currency compared with third quarter 2008, and down 19.4% at constant currency. Revenues (unaudited) from the

Translation for information purposes only

Group’s new perimeter declined by 15.4% at constant currency in third quarter 2009 compared with third quarter 2008.

2.2.2.

EBIT from continuing operations

Despite the revenue decrease, the Group recorded a €20 million increase in EBIT+D&A from continuing operations in first half 2009 at €156 million, i.e. a 8.7% EBIT+D&A margin. This 1.3 point margin increase was mainly driven by mix improvement, cost reduction measures and operating efficiencies across all businesses. Adjusted EBIT+D&A (from impairments and restructuring charges) amounted to €189 million in first half 2009, a margin increase of 1.1 point compared with first half 2008.

Earnings before interest and tax from continuing activities increased by €30 million to €51 million in first half 2009 compared with €21 million in first half 2008.

Research and development expenses (net of external funding) amounted to €78 million or 4.3% of net revenues in first half 2009, compared with €87 million or 4.7% of net revenues in first half 2008.

Restructuring costs for continuing activities amounted to €3 million in first half 2009, compared with €36 million in first half 2008.

Continuing operations performance is presented below for the three operating divisions on one hand - Technicolor, Connect and Technology – and on the other hand for Other activities.

(a)

Technicolor

Revenues of Technicolor totaled €1,218 million in the first nine months 2009 compared with €1,289 million in the first nine months 2008, representing a decline of 8.2% at constant currency. This evolution reflected a strong revenues decline in DVD Services and a slight decline in revenues in Creation Services, Cinema Services and Digital Content Delivery Services.

Content Creation revenues decreased year-on-year in the first nine months 2009. Digital production benefited from a sustained level of activity for animation services, but suffered from uncertainties related to the funding of new film projects and from a weak advertising market, which weighed on visual effects activities. However, the Group was able to secure major film projects in the second quarter of 2009, leading to an increased level of activity for visual effects for films in third quarter 2009. The post production market was impacted by the overall economic environment limiting access to funding for feature film production. Consequently, post-production revenues were down in the first nine months 2009.

Film Services processed 2.7 billion feet in the first nine months 2009, compared with 2.9 billion feet in the first nine months 2008. The decrease was largely due to the effect of the third quarter 2008 blockbuster “The Dark Knight” not recurring in 2009. However, this negative volume impact on revenues was partially offset by favorable customer and product mix.

In DVD Services, the number of DVDs replicated in the first nine months 2009 amounted to 745 million, a decrease of 22.5% compared with 962 million in the first nine months 2008.  This decrease was due to lower than expected performance of major studios’ new release and back catalog volumes, and a sharp decline of kiosk and game volumes, and partly compensated by significant volume growth in high-definition discs (Blu-ray™).

Digital Content Delivery Services revenues slightly decreased in the first nine months 2009 compared with the first nine months 2008. The trading environment for the broadcast services business was difficult as customers were impacted by a declining advertising market. The Group market share in this business has remained stable over the the first nine months 2009. Media Management Services also suffered from difficult market conditions, especially in Q3 2009.

Translation for information purposes only

The EBIT+D&A margin of Technicolor activities, adjusted from impairments and restructuring, amounted to €77 million in first half 2009. The adjusted EBIT+D&A margin of the division increased by €9 million or 1.3 points of revenues compared with first half 2008. Physical Media activities (DVD replication and Film printing) were able to mitigate the negative profitability impact associated with lower revenues as a result of an improved business mix and operational efficiency gains linked to engaged restructuring actions. Digital Content Delivery Services profitability improved on the back of a tighter control on costs and operating processes.

Technicolor earnings from continuing operations before tax and net finance costs amounted to a loss of €9 million in first half 2009, an improvement of €19 million compared with a loss of €28 million in first half 2008.

In third quarter 2009, Technicolor was able to offset the margin and cash flow impact of lower revenues over the quarter with an improved business mix, cost reduction actions and operational efficiency gains linked to restructuring initiatives, and a tight control on capital expenditures.

(b)

Connect

Connect revenues totaled €1,000 million in the first nine months 2009 compared with €1,050 million in the first nine months 2008, representing a decline of 6.6% at constant currency. This evolution reflected a slight decrease of Digital Home Products volumes in the first nine months 2009, a market share decrease with two Europeans customers in third quarter 2009, difficult conditions in the voice and video software platform business (SSP) due to uncertainly in market dynamics, particularly in relation to video delivery over IP (IPTV).

The Group’s overall financial situation, which has affected its ability to win major new access product contracts in 2009, except in Latin America where the momentum remained strong in 3Q 2009.  In the first nine months 2009, the group delivered 18.5 million units of access products, a 3.0 % volume decrease compared with the first nine months 2008. This slight decline reflects a 4.1% volume increase in first half 2009 followed by a noticeable decline in third quarter 2009. In first half 2009, Digital Home Products volumes benefited from a sustained demand in Telecom access products, while strong demand from Western European Cable operators enabled to offset the slight decline in Satellite products volumes.

In third quarter 2009, Digital Home Products volumes declined by 17.2%, mainly due to weakness in the North American market, with lower orders for satellite set-top boxes due to higher levels of recovery and refurbishment of previously deployed boxes, driven by an increase in end-user churn.

The Group also suffered from the introduction by a key European customer of a second source for a product previously supplied exclusively by Thomson, and from market share loss with a large European client resulting from the phase out of an existing product. The Group is currently facing operational and product development issues and has launched a program to overhaul its portfolio management and development processes. This initiative is expected to produce results over the next the nine to twelve months.

Despite the negative impact of lower revenues from the Software Service Platform activities on margins, operating profitability of the Connect activity increased in first half 2009 compared with first half 2008 on the back of an improved product mix, tighter control over bid processes as well as cost optimization actions.

The EBIT+D&A margin of Connect activities, adjusted from impairments and restructuring, amounted to €52 million in first half 2009, an increase of €10 million or 1.0 point of revenues compared with €42 million in first half 2008.

Connect earnings from continuing operations before tax and net finance costs amounted to a profit of €9 million in first half 2009, an increase of €6 million compared with a profit of €3 million in first half 2008.

Connect was able to offset the impact of lower revenues on operating profitability and cash flow in third quarter 2009 by leveraging cost optimization actions and improvement in working capital.

Translation for information purposes only

(c)

Technology

Revenues of Technology totaled €293 million in the first nine months 2009 compared with €286 million in the first nine months 2008, representing an increase of 3.1% at constant currency.

Revenues of Licensing totaled €290 million in the first nine months 2009 compared with €276 million in the first nine months 2008, representing an increase of 5.5% at constant currency. Licensing activities benefited from a stable year-on-year contribution of the core programs, including MPEG-LA, in the first nine months 2009 compared with the first nine months 2008.

The Software and Technology Solutions business was sold to Civolution in July 2009.

The EBIT+D&A margin of Technology, adjusted from impairments and restructuring, amounted to €140 million in first half 2009, an increase of €14 million or 2.2 points of revenues compared with €126 million in first half 2008.

Technology earnings from continuing operations before tax and net finance costs amounted to a profit of €116 million in first half 2009, a decrease of €2 million compared with a profit of €118 million in first half 2008.

(d)

Other activities

Revenues of Other activities totaled €91 million in the first nine months 2009 compared with €216 million in the first nine months 2008, representing a decrease of 59.6% at constant currency.

This change reflected the decline in residential Telephony revenues, attributable to the closure of North American operations in fourth quarter 2008.

Earnings from continuing operations before tax and net finance costs of Other activities amounted to a loss of €65 million in first half 2009, an increase of €7 million compared with a loss of €72 million in first half 2008.

2.3.

Review of Net Income of the Group for first half 2009

Profit from continuing operations before tax and net finance costs increased by €30 million to a profit of €51 million in first half 2009 compared to a profit of €21 million in first half 2008.

2.3.1.

Net Finance Costs

Net finance costs, comprising the total of net interest expenses and other financial expenses, amounted to €10 million in first half 2009 compared to €73 million in first half 2008.

a)

Net Interest Expense

Net interest expense for continuing operations amounted to €29 million in first half 2009 (€35 million in first half 2008), mainly due to lower interest rates in 2008 and despite a higher average debt level in first half 2009 compared to first half 2008.

b)

Other Financial Income (Expense)

Other financial income for continuing operations totaled €19 million in first half 2009 (compared to an expense of €38 million in first half 2008). This income included a gain of €37 million from unwinding of interest rate swaps.

Translation for information purposes only

2.3.2.

Income Tax

The income tax expense for first half 2009 was determined using the year-end 2009 forecast effective tax rate, computed on a country-by-country basis.

The income tax charge for first half 2009 amounted to €36 million (compared to €18 million for first half 2008). The current tax charge of €13 million was comprised of withholding taxes and income taxes in countries where the Group has no loss carryforwards. The deferred tax charge of €23 million was due to tax loss utilization.

2.3.3.

Share of Profit (Loss) from Associates

The Group recorded a €1 million share of loss from associates in first half of 2009, equivalent to a €1 million loss in first half of 2008.

2.3.4.

Profit (Loss) from Discontinued Operations

The loss from discontinued activities recorded for first half 2009 was €329 million (first half 2008: loss of €111 million), which included a €276 million impairment charges resulting mainly from estimated transaction values of Grass Valley and PRN.

2.3.5.

Net Income (Loss) of the Group

As a result of the factors discussed above, consolidated net loss reached €325 million in  first half 2009 (loss of €182 million in first half 2008). Loss due to minority interests was zero in  first half 2009 and 2008.

Net loss (Group share) amounted consequently to €325 million in first half 2009, reflecting higher impairment and restructuring charges compared to first half 2008. Excluding these charges, the Group adjusted net loss amounted to €20 million in first half 2009, a €69 million improvement compared to first half 2008, reflecting the increase in the earnings from continuing operations before tax and net finance costs (EBIT) and lower financial charges, partly offset by higher deferred tax charges.

Total net loss per share, on a non-diluted basis, was €1.23 in first half 2009, compared to a total net loss per share of €0.69 in first half 2008.

2.4.

Review of Cash flows and Net Debt

2.4.1.

Net Cash generated from / (used in) Operating Activities

Net cash used in operating activities was €133 million in first half 2009, compared to €19 million generated from operating activities in first half 2008. This variation was mainly due to the one-off working capital increase incurred in Q1 2009, associated with the alignment of the supplier payment cycle to contractual terms.

Group operating cash flow was positive in Q3 2009, and benefited from an improvement in working capital and from a substantial reduction of cash used by discontinued activities.

a)

Continuing Operations

Net operating cash from continuing operations amounted to €75 million in first half 2009, mainly due to the one-off working capital increase incurred in Q1 2009, associated with the alignment of the supplier payment cycle to contractual terms.

Operating cash flow (EBIT+D&A minus net capital expenditures and restructuring charges) from continuing activities was positive over the quarter, and showed a material improvement over the Q3 2008 as a result of ongoing cost optimization efforts, tight control of capital expenditures, and a reduction in cash restructuring expenses.

Translation for information purposes only

b)

Discontinued Operations

Net operating cash used in discontinued operations was €58 million in  first half 2009, compared to €123 million in  first half 2008 mainly due to exit of Audio-Video and Accessories businesses.

2.4.2.

Net Cash generated from/(used in) Investing Activities

Net cash used in investing activities was €142 million in first half 2009, compared to €146 million in first half 2008.

a)

Continuing Operations

The increase in net investing cash used in continuing activities to €105 million in first half 2009 from €127 million in first half 2008 was driven primarily by cash collateral granted to third parties (€16 million in first half 2009 compared to zero in first half 2008). Other factors included cash outflow for the disposal of subsidiaries (net of cash acquired) that amounted to €2 million in first half 2009 (compared to a cash inflow of €10 million in first half 2008).

b)

Discontinued Operations

Net investing cash outflow in discontinued operations was €15 million in first half 2009, compared to €41 million of cash used in first half 2008. This decrease was mainly due to a significant reduction in cash used for the acquisition of tangible and intangible assets.

2.4.3.

Net Cash generated from/(used in) Financing Activities

Net cash used in financing activities amounted to €3 million in first half 2009 compared to €253 million generated in first half 2008. Almost all the net cash from/(used in) financing activities was related to our continuing operations.

The cash generated in first half 2008 was principally due to the proceeds from borrowings, primarily drawings on our syndicated credit facility, offset by the repayment of other debt.

2.4.4.

Cash and Cash Equivalents

As a result of the factors discussed above, we experienced a net decrease of cash and cash equivalents of €278 million in first half 2009, before the effect of exchange rate differences, compared to an increase of €126 million in first half 2008 (before the effect of exchange rate differences).

2.4.5.

Net debt

Estimated gross debt amounted to €2,721 million at the end of Q3 2009, showing a €101 million decrease compared to end of June 2009 when the net debt amounted to €2,311 million, and was almost stable compared to the €2,357 million recorded at the end of Q1 2009.

The Group’s estimated cash position at the end of Q3 2009 amounted to €551 million, compared to €511 million at the end of June 2009, €586 million at the end of Q1 2009 and €769 million at the end of 2008.

Translation for information purposes only

3.

Corporate governance

In connection with the negotiations relating to the restructuring of the debt, it became apparent that corporate governance needed to be included as one of the elements of the Restructuring. The Board of Directors envisions the renewal of its members in the months to come. The new Board will be composed of 10 members, including eight who will be independent pursuant to criteria established by AFEP-MEDEF. The composition of the Board Committees will be reviewed accordingly.

The selection of candidates for the new Board is still underway and will be made by the Board of Directors on the recommendation of the Corporate Governance and Nominations Committee. This selection will aim to strengthen the Board’s expertise particularly in the technology sector.

In accordance with the Proposed Plan, it is anticipated that the internal rules of the Board of Directors will be amended in order for the following strategic decisions to be taken by a qualified majority of two-thirds of the Directors:

(i)

the acquisition or transfer of any entity or activity whatsoever by any member of the Thomson Group (hereinafter, the "Thomson Group"), including the Company or its subsidiaries (in accordance with Article L. 233-1 of the French Commercial Code), for an amount of more than €25 million, either per operation or per series of related operations;

(ii)

the acquisition by the Company of its own ordinary shares (with the exception of the acquisition of shares conducted in the context of plans giving executive or salaried employees rights to shares, or stock-option plans, or in the context of a liquidity contract concluded by the Company);

(iii)

any decision relating to the payment of dividends or other distributions;

(iv)

any anticipated merger aimed at the absorption of the Company (or one of its main subsidiaries) by another corporation;

(v)

any decision modifying the Company’s articles of association, and specifically, any modification designed to change the number of directors of the Company currently provided for in the articles of association;

(vi)

the issuance or the authorization of the issuance of any new shares (ordinary or preference) or any equity-linked securities in the Company or that of one of its main subsidiaries, by way of redemption, conversion, exchange, or any other means (with the exception of issuances required to implement the sauvegarde plan approved by the Tribunal de Commerce de Nanterre in the context of the Company’s Sauvegarde Proceedings);

(vii)

the modification of the terms of the main finance contracts or the conclusion of new finance contracts increasing the Thomson Group’s level of indebtedness (with the exception of decisions made for the purpose of implementing the sauvegarde plan approved by the Tribunal de Commerce de Nanterre in the context of the Company’s Sauvegarde Proceedings);

(viii)

the granting of any security or guarantee to any of the creditors for a financial debt of the Thomson Group of more than €20 million, or any modification of any such security or guarantee;

(ix)

the takeover by any company of the Thomson Group of a third-party entity for more than €25 million, or any contributions, mergers or de-mergers having an impact of more than €25 million on the Company’s business value;

(x)

the appointment of the Chairman of the Board of Directors and the Chief Executive Officer of the Company;

Translation for information purposes only

(xi)

any decision concerning the liquidation or dissolution of the Company (or of one of its main subsidiaries), or any decision to proceed with a restructuring;

(xii)

any decision to implement protective mechanisms for NRS holders in the event of any operation on capital as set out in Articles L. 228-98 et seq of the French Commercial Code or in compliance with the specific terms applicable to the NRS by virtue of the note agreement;

(xiii)

the appointment of a statutory auditor who is not part of a network of international repute;

(xiv)

any decision, by any member of the Thomson Group, to settle litigation underway where such settlement would result in a payment of more than €10 million to the relevant counterparty;

(xv)

the commencement of any litigation where the amount at issue is more than €10 million;

(xvi)

any decision to modify the business plan having the effect of reducing the EBITDA of the Company by more than €50 million on an annual basis;

(xvii)

any significant changes to accounting principles applicable to Thomson SA or to any subsidiary of the Thomson Group, other than changes made in application of applicable law or required by the statutory auditors of Thomson SA or the relevant subsidiary.

Translation for information purposes only

EXPLANATORY COMMENTS ON THE RESOLUTIONS

In connection with the Sauvegarde Proceeding opened on November 30, 2009 by the Nanterre Commercial Court, we have convened you to this Combined General Shareholders’ Meeting to submit for your approval the resolutions permitting the Company to implement the restructuring of its debt on the terms set forth in the Proposed Plan, as soon as possible following the approval of such plan by the Nanterre Commercial Court.

The Board of Directors in particular calls your attention to resolutions 5 through 10 below. These resolutions relate to interdependent transactions restructuring the Company’s indebtedness (capital increase, issuance of NRS, DPN and NRS Warrants) essential to the implementation of the Proposed Plan.  None of these resolutions may be approved by the Shareholders’ Meeting independently, without the other resolutions also being approved. In addition, the transactions contemplated by resolutions 5 through 10 below necessarily imply that the Company is authorized to reduce the nominal value of its shares (resolution no. 4); as a result, the adoption of resolutions 5 through 10 presupposes the adoption of resolution no. 4.

Similarly, as these transactions are to be undertaken in the context of the Sauvegarde Proceeding opened on behalf of the Company, these resolutions 5 through 10 are also submitted for your approval on the condition of the approval (homologation) of the Proposed Plan by the Nanterre Commercial Court.

This document does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in France, the United States or any other country. After the judgment approving the sauvegarde plan (see Section 1.5 above), the transactions that will be implemented for purposes of the debt restructuring may only be made pursuant to a prospectus to be prepared by the Company and which will be submitted for approval (visa) of the Autorité des marchés financiers. No public offering will be made other than in France. There will be no public offering of securities in the United States, Australia, Canada or Japan. In particular, the New Shares, the NRS, the NRS Warrants, the DPN and the New Notes to be issued for the purpose of the restructuring have not been, and will not be, registered under the United States Securities Act of 1933, as amended.

Ordinary shareholders’ meeting

•

Ratification of the decision to transfer the registered office (resolution no. 1)

The first resolution relates to the ratification of the transfer of the registered offices, as decided by the Board of Directors on October 21, 2009, from 46, quai Alphonse Le Gallo, 92100 Boulogne-Billancourt, to 1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux, effective as of December 14, 2009. In accordance with Article 225-36 of the French Commercial Code, the change of the registered offices within the same or a neighboring département may be decided by the Board of Directors, on the condition of the ratification of this decision by the next Shareholders’ Meeting.

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Establishment of an “other reserves” account in an amount equal to the value of all treasury shares; partial set off of losses from the “retained earnings” account to the “share premium” and “legal reserves” accounts” (resolution no. 2)

In the second resolution, we propose the establishment of a reserve for all treasury shares, equal to the value of such shares, in accordance with the provisions of Article L. 225-210 paragraph 3 of the French Commercial Code.  We propose to establish this reserve by setting off losses in the amount of 88,690,896.16 from the “retained earnings” account and allocating this sum to the “other reserves” account.

We also propose to partially reduce the “retained earnings” account by allocation of a portion of the losses recorded in this account (which amounts to €1,597,816,289.92) to both the “share premium” account, in the amount of €1,554,711,699.40 and to the “legal reserves” account in the amount of €43,104,591.02, thereby brining the “share premium” and “legal reserves” accounts to zero.

These allocations are undertaken in the context of the general restructuring of the Company’s indebtedness.

Translation for information purposes only

Extraordinary shareholders’ meeting

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Authorization to reduce the share capital through the cancellation of treasury shares
(resolution no. 3)

The third resolution authorizes the Board of Directors to reduce the share capital of the Company through the cancellation of treasury shares and gives the Board the authority to carry out the ancillary legal formalities.

The total number of shares that may be cancelled by the Company pursuant to this authorization is 5,000,000 shares.

This authorization would be valid for a period of 26 months from the date of the General Shareholders’ Meeting.

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Reduction of share capital by reason of losses through the reduction in the nominal value of the shares and corresponding modification of the by-laws (resolution no. 4)

Prior to the capital increase transactions that we ask you to approve in resolution 5 through 10, we ask you, in the fourth resolution, to partially eliminate losses recorded in the “Retained earnings” account through the reduction of share capital in the amount of €985,098,602.20 by reducing the nominal value of the shares from €3.75 to €0.10. The share capital, currently €1,012,087,605, would thereby be reduced to €26,989,002.80. The amounts resulting from the share capital decrease will be allocated to prior losses posted to the “Retained earnings” account, thereby allowing for a partial elimination of losses in such account.

This share capital decrease is part of the implementation of the restructuring of the Company’s indebtedness.

As a result of this decision, we request that you approve the modification to Article 6 of the Company’s bylaws, in order to reflect the new nominal value of the shares of €0.10, and the new amount of the share capital of 26,989,002.80, and to give all powers to the Board of Directors to carry out the formalities necessary for this bylaw modification.

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Capital Increase with preferential subscription rights in a maximum amount of approximately €348 million (resolution no. 5)

In the fifth resolution we submit for your approval a Capital Increase in cash, with shareholders’ preferential subscription rights, in a total maximum amount of €52,742,590.20 through the issuance of a maximum amount of 527,425,902 New Shares of the Company at a subscription price of €0.66 per share, for an issue premium of €0.56 per share.

The subscription for these New Shares would be reserved as a matter or priority to existing shareholders of the Company as well as third parties who acquire on the market preferential subscription rights of the existing shareholders. The New Shares could be subscribed on an over-subscription basis (à titre réductible) and on a pro rata basis (à titre réductible) in the amount of two New Shares for each existing share held by the Company’s existing shareholders.

In accordance with the Proposed Plan, if it is approved by the Commercial Court, the Senior Creditors would be required, pursuant to a subscription commitment, to subscribe, by way of set-off of their due and payable claims against the Company, for all of the New Shares of the Company not subscribed by the Company’s existing shareholders (or third parties having acquired on the market preferential subscription rights of the Company’s existing shareholders).

The New Shares would be admitted to trading on the Euronext Paris. The New Shares would be offered and sold in the United States on a private placement basis and will be eligible for deposit into the Company's American depositary share program when deposited in compliance with the ADS deposit agreement and US securities laws (including, if applicable, Rule 144 under the Securities Act if the conditions thereunder (including the applicable holding period) are satisfied).

In order to proceed with this Capital Increase as soon as possible following the approval of the Proposed Plan by the Nanterre Commercial Court, and at the latest on September 30, 2010, you are requested to grant to the Board of Directors all powers necessary for the implementation of this Capital Increase, to set the other conditions of this Capital Increase within the limits and pursuant to the conditions to be determined by the sauvegarde plan approved by the Nanterre Commercial Court.

Translation for information purposes only

For a description of the Company’s activity since January 1, 2009, please refer to Section 2 of this document.

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Reserved issuance without shareholders’ preferential subscription rights of notes redeemable in ordinary shares (NRS) in a maximum total amount of approximately €641 million (resolutions nos. 6 and 7)

The sixth and seventh resolutions relate to the issuance by the Company, without shareholders’ preferential subscription rights, of a total of 640,837,366 notes redeemable in shares (NRS) (or in part the equivalent in US Dollars or pounds sterling at a fixed exchange rate of €1/$1.30 and €1.10/£1) representing a borrowing in a total amount of €640,837,366.2921, giving the right upon redemption to a maximum total of 970,965,706 new shares, resulting in a share capital increase of a maximum total amount of €97,096,570.65.

The issuance of the NRS will be divided into three tranches, NRS I, NRSII and NRS IIC; each tranche will be further sub-divided into three series denominated in euros, US dollars and pounds sterling, respectively. Each subscriber will receive 50% of NRS I and 50% of NRS II and IIC. The NRS would be issued, as the case may be, for a nominal value of 1 euro, 1.30 US dollars or 0.91 pounds sterling per NRS.

In accordance with the Proposed Plan, if it is approved by the Commercial Court, the subscription of the NRS would be exclusively reserved for the Senior Creditors pursuant to a subscription commitment, who constitute a category of persons meeting specified characteristics within the meaning of Article L. 225-138 of the French Commercial Code.  To this end, the seventh resolution submits for your approval the cancellation of the shareholders’ preferential subscription right with respect to the subscription of the NRS in order to reserve the subscription for the exclusive benefit of the Senior Creditors.

The subscription price of the NRS will be paid by the Senior Creditors by way of set off against their due and payable claims against the Company.

The NRS will be redeemable in shares of the Company on December 31, 2010 (NRS I) or December 31, 2011 (NRS II and NRS IIC) and would bear interest at the rate of 10%, payable on one occasion in shares of Thomson SA on the redemption date (other than the ability of the holders to extend the redemption date, for each tranche of the NRS, for a period of one year in accordance with section 1.8.6 of the terms and conditions of the NRS included in Annex 1).

The NRS will be subject to early redemption in shares of the Company at the request of the holders under the conditions set forth in Section 1.8.4 of the terms and conditions of the NRS set forth in Annex 1, i.e. primarily in the event of (i) a change of control of the Company, (ii) a sale of all or substantially all of the assets of the Thomson group (other than the activities conducted by Grass Valley, PRN or Screenvision US), (iii) a decision of the Board of Directors taken in violation of certain terms of the Internal Rules of the Board of Directors (please see Section 4 of this document) or (iv) the occurrence of an event of default under the Reinstated Debt. The Internal Rules of the Board of Directors will be published on the Company’s web site until redemption of the NRS.

The Company would have the option to redeem in whole or, under certain conditions, in part, the NRS IIC in cash with a premium.

The NRS will also be redeemed entirely in cash in the event of liquidation. They will be subordinated to the New Term Loan Facilities, the New Notes and the DPN.

The NRS I will represent 50% of the total amount of the NRS. The NRS II and IIC will together represent 50% of the total amount of the NRS.

21 This maximum amount of NRS may in fact be reduced as a function of available cash on the Settlement Date. In accordance with the Proposed Plan, the Down Payment will be deducted at the rate of 50% from the amount of issuance of the NRS.

Translation for information purposes only

The Company’s shareholders would have the right to acquire NRS from the Senior Creditors in a total amount of €75,346,557 upon exercise of the NRS Warrants (pursuant to the eighth resolution).

The NRS will be admitted to trading on the Euronext Paris market.

In order to complete the issuance of the NRS as soon as possible following the approval of the Proposed Plan by the Nanterre Commercial Court, and at the latest by September 30, 2010, the Board of Directors asks the General Shareholders’ Meeting to grant to it all powers in order to implement the NRS issuance and to set the other terms of this NRS issuance within the limits and on the conditions that will be determined by the sauvegarde plan approved by the Nanterre Commercial Court.

Your Board of Directors asks you to refer to Annex 1 of this document for additional details relating to the terms and conditions of the NRS and the shares to be issued in redemption of the NRS.22

In order for you to understand the dilutive effect of the Restructuring on your ownership in the share capital of the Company, your Board of Directors asks you to please refer to Section 1.3.3 of this document.

For a description of the Company’s activity since January 1, 2009, please refer to Section 2 of this document.

Your Board of Directors informs you that, for the purposes of this issuance of NRS, reports of the statutory auditors were prepared in accordance with Articles L. 225-138 II and L. 228-92 of the French Commercial Code. The Board of Directors asks you to refer to these reports included in Annex 5 of this document.

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Free allocation to shareholders of NRS warrants (resolution no. 8)

The purpose of the eighth resolution submitted for your approval is the issuance and free allocation to shareholders of the Company of 263,712,951 warrants to acquire NRS (the “NRS Warrants”), giving the right to acquire from the Senior Creditors 75,346,557 NRS denominated in euros, representing a total maximum amount of €75,346,557.

The NRS Warrants would be allocated to existing shareholders in proportion to the number of shares they hold, in the amount of 1 NRS Warrant for each share held, with 35 NRS Warrants giving the holder the right to acquire 10 NRS (5 NRS I, 3 NRS II and 2 NRS IIC).

The acquisition price per NRS resulting from the exercise of the warrants will be identical to the subscription price per NRS for the Senior Creditors (i.e. €1).

The NRS Warrants may only be exercised during the subscription period applicable to the New Shares issued pursuant to the fifth resolution. The NRS Warrants will not be listed on any exchange, and may not be traded or sold.

In order to complete the allocation of the NRS Warrants as soon as possible following the approval of the Proposed Plan by the Nanterre Commercial Court, and at the latest by September 30, 2010, the Board of Directors asks the General Shareholders’ Meeting to grant to it all powers in order to implement the issuance of the NRS Warrants and to set the other terms of this issuance of the NRS Warrants within the limits and on the conditions that will be determined by the sauvegarde plan approved by the Nanterre Commercial Court.

For a description of the Company’s activity since January 1, 2009, please refer to Section 2 of this document.

Your Board of Directors informs you that, for the purposes of this issuance of NRS Warants, reports of the statutory auditors were prepared in accordance with Articles L. 225-138 II and L. 228-92 of the French Commercial Code. The Board of Directors asks you to refer to these reports included in Annex 5 of this document.

22 It is specified that, in accordance with the terms of the Proposed Plan, the terms of the NRS set forth herein and in the annexes are not final and may be modified for purposes of the Restructuring. The final terms of the NRS will be determined in accordance with the plan which shall be approved by the Nanterre Commercial Court and will appear in a prospectus to be prepared by the Company for the purposes of implementing the issuances and which will be submitted for approval (visa) of the Autorité des marchés financiers.

Translation for information purposes only

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Issuance without shareholders’ preferential subscription rights of Disposal Proceeds Notes - DPN (resolutions no. 9 and 10)

The 9th and 10th resolutions submitted for your approval relate to the issuance by the Company, without shareholders’ preferential subscription rights, of notes redeemable in shares or in cash (Disposal Proceeds Notes, or DPN), representing a debt obligation of a maximum amount of €300,000,00023, represented by a total of 3,466,084 DPN.

The DPN would be issued in three series denominated in euros, US dollars and pounds sterling, respectively. The DPN would be issued at par, or €100, $100 or £100, depending on their denomination.

In accordance with the Proposed Plan, if it is approved by the Commercial Court, the subscription of the DPN would be exclusively reserved for the Senior Creditors pursuant to a subscription commitment, who constitute a category of persons meeting specified characteristics within the meaning of Article L. 225-138 of the French Commercial Code.  To this end, the tenth resolution submits for your approval the cancellation of the shareholders’ preferential subscription right with respect to the subscription of the DPN in order to reserve the subscription for the exclusive benefit of the Senior Creditors.

The subscription price of the DPN would be paid by the Senior Creditors by way of set off against due and payable claims against the Company.

The redemption would be paid in the form of cash in the amount of the sum of (i) the sale price of certain non-strategic subsidiaries intended to be sold in the near term by the Thomson group primarily the activities conducted by Grass Valley, PRN and Screenvision, and (ii) the excess cash flow (as defined in the Reinstated Debt) of the Company for the fiscal year ended December 31, 2010 up to the limit of (i) the nominal value of the DPN, to which is added (ii) capitalized interest. For the balance, the redemption will be made in ordinary shares of the Company issued at a price determined by reference to the weighted average of the Thomson share price over a period of 40 trading days ending on the third day prior to redemption. In any case, the Company also has the ability to redeem the DPN entirely in cash at maturity by using available cash, subject to certain conditions (see Section 9.3 of the terms and conditions of the DPN appearing in Annex 2).

It will be recalled that the Company is proposing to the shareholders, in the ninth resolution, to vote on the maximum number of new shares that may be issued in redemption of the DPN (and payment of corresponding interests), i.e. 500,000,000 new shares with a nominal value of €0.10, on the basis of certain theoretical assumptions described in Section 1.3.1(c) hereof. In the event this maximum number of shares were to be insufficient to permit the issuance of all of the shares to be issued to the Senior Creditors in redemption of the DPN (or the payment of corresponding interest) the Company would submit to the vote of a new extraordinary general shareholders’ meeting the resolution necessary for the reserved issuance of the required shares, in accordance with Section 9.2 of the terms and conditions of the DPN set forth in Annex 2

The DPN would bear interest at a rate of 10%, payable at one time on December 31, 2010 in cash or in shares, as the case may be.

The DPN will be subject to early redemption in cash in accordance with Section 9.4 of the terms and conditions of the DPN included in Annex 2. They would be subordinated to the New Term Loan Facilities and the New Notes.

23 This maximum amount of DPN may in fact be reduced as a function of available cash on the Settlement Date. In accordance with the Proposed Plan, the Down Payment will be deducted at the rate of 50% from the amount of issuance of the DPN. In addition, in accordance with the Proposed Plan, the amount of the issuance of the DPN would also be reduced in the amount of the sale proceeds through the end of February 2010 of non-strategic assets as determined by the Company.

Translation for information purposes only

In order to complete the allocation of the DPN as soon as possible following the approval of the Proposed Plan by the Nanterre Commercial Court, and at the latest by September 30, 2010, the Board of Directors asks the General Shareholders’ Meeting to grant to it all powers in order to implement the issuance of the DPN and to set the other terms of this issuance of the DPN within the limits and on the conditions that will be determined by the sauvegarde plan approved by the Nanterre Commercial Court.

Your Board of Directors asks you to refer to Annex 2 of this document for additional details relating to the terms and conditions of the DPN and the terms and date of allocation of the shares to be issued under the DPN. 24

In order for you to understand the dilutive effect of the Restructuring on your ownership in the share capital of the Company, your Board of Directors asks you to please refer to Section 1.3.3 of this document.

For a description of the Company’s activity since January 1, 2009, please refer to Section 2 of this document.

Your Board of Directors informs you that, for the purposes of this issuance of NRS, reports of the statutory auditors were prepared in accordance with Articles L. 225-138 II and L. 228-92 of the French Commercial Code. The Board of Directors asks you to refer to these reports included in Annex 5 of this document.

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Association of the employees and key managers in the future development of the Group (resolutions nos. 11 to 14)

Following fiscal year 2009 marked by efforts to propose for the Company and its shareholders a solid plan for restructuring its financial debt, in an economically challenging and competitive environment, it is essential for the group to restore a long term relationship of trust with all of its stakeholders, and in particular to retain its employees and key managers by partnering them with the future development of the group.

Employee shareholding (resolutions nos. 11 and 12)

Following the implementation of the transactions related to the restructuring of its debt, the Company wishes, to strengthen its employee shareholding in the long term and anticipates, as early as 2010, offering a worldwide employee savings plan to its employees.

In addition, we remind you that in accordance with applicable law, whenever a company proposes to the General Shareholders’ Meeting a capital increase or delegates to the Board of Directors its authority to carry out a capital increase in accordance with Article L.225-192-2 of the French Commercial Code, it must put to the vote of the General Shareholders’ Meeting a resolution for a capital increase reserved to employees belonging to a company or group savings plan.

As a result, we ask in the 11th resolution that you authorize the Board of Directors to proceed with a capital increase in a maximum amount up to 3% of the share capital as it shall stand after completion of the capital increase pursuant to the fifth resolution (capital increase with shareholders’ preferential subscription rights) and representing 1.35% of the share capital after redemption in shares of all of the NRS issued pursuant to the sixth and seventh resolutions. This capital increase will be for the benefit of members of a company savings plan or employee partner voluntary savings plan of the Company and affiliated French or foreign companies within the meaning of Articles L. 225-180 of the French Commercial Code and L. 444-4 of the French Labor Code.

The subscription price for the shares or securities would be equal to 80% of the average share price of the Company on Euronext Paris over the 20 trading days prior to date of the decision determining the opening date for the subscription by members of a company savings plan, in the event the shares to be issued are subject to a 5-year  lockup period.

This delegation will be valid for a period of 26 months from the date of the General Shareholders’ Meeting.

24 It is specified that, in accordance with the terms of the Proposed Plan, the terms of the DPN set forth herein and in the annexes are not final and may be modified for purposes of the Restructuring. The final terms of the DPN will be determined in accordance with the plan which shall be approved by the Nanterre Commercial Court and will appear in a prospectus to be prepared by the Company for the purposes of implementing the issuances and which will be submitted for approval (visa) of the Autorité des marchés financiers.

Translation for information purposes only

In addition, in order to permit the deployment of the employee shareholding program on an international scale, we ask you in the 12th resolution, to authorize the Board of Directors to proceed with a capital increase in a maximum amount of 3% for the benefit of certain categories of persons meeting the following characteristics: (i) employees and executive officers of the Company and companies of the Thomson Group that are related to the Company under the conditions set forth in Article L.225-180 of the French Commercial Code and Article L.3344-1 of the French Labor Code; (ii) and/or collective securities investment funds (OPCVM) or other entities, whether or not distinct legal entities, of employee shareholders invested in shares of the company, and in respect of which the interest holders or shareholders comprise persons mentioned in (i) above; (iii) and/or any banking establishment or subsidiary thereof acting on behalf of the Company for purposes of implementing an employee shareholder or savings plan to permit the deployment of such plan on a worldwide basis.

The ceiling of 3% of the share capital set in this 12th resolution is common with, and will be deducted from, the ceiling of 3% pursuant to the 11th resolution.

This delegation will be valid for a period of 18 months from the date of the General Shareholders’ Meeting.

We remind you that employee shareholding, via collective investment mechanisms, represents less than 1% of the Company’s share capital as of the date hereof.

Medium term incentivization of main employees (resolutions nos. 13 and 14)

After implementation of the debt restructuring transactions, it will be vital for the Group to pursue its efforts to improve its operational and financial performance and reduce its residual debt. In this context, it is important to retain the principal managers of the group and to align their interests closely with the achievement of these objectives.

For this reason, the Group wishes to implement a shareholding plan in the medium term open to 100 of its key managers worldwide whose characteristics allow for aligning the interests of management and that of the shareholders and creditors. This incentive plan will be based on a personal investment made by the beneficiaries via the subscription of BSAAR, whose price will be fixed at the market price, based on the opinion of an independent expert, and which will give the right to the subscription or acquisition of one share at a price determined at the grant date. This price will not be below €0.66. The BSAAR will be exercisable by tranche over a period of three (3) years.

It is therefore proposed, in the 13th resolution, to authorize the Board of Directors to issue 45,000,000 redeemable subscription or purchase warrants (bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR) giving the right to subscribe for and/or acquire 45,000,000 shares of the Company, or 5.64% of the share capital as it shall stand after the capital increase pursuant to the fifth resolution (capital increase with shareholders’ preferential subscription rights) and 2.54% of the share capital after redemption in shares of all of the NRS issued pursuant to the sixth and seventh resolutions.

In addition, in accordance with the provisions of Article L. 225-129-2 of the French Commercial Code, the ceiling for the capital increases that may be undertaken pursuant to the delegations of authority granted by the 12th and 13th resolutions is common and fixed at 8.65% of the share capital as it shall stand after completion of the capital increase pursuant to the fifth resolution and 3.9% of the share capital after redemption in shares of all of the NRS issued pursuant to the sixth and seventh resolutions.

This delegation will be valid for a period of 18 months from the date of the General Shareholders’ Meeting.

In parallel, and subject to the subscription of the BSAAR, beneficiaries will be granted free shares subject to retention and performance conditions directly related to the group’s objectives and dependent on criteria relating to operating cash flow, debt reduction and share performance. The number of free shares will be directly correlated to the number of BSAAR acquired by the beneficiary.

Translation for information purposes only

In this connection, we ask that you authorize, in the 14th resolution, the granting of a maximum number of free shares (existing or to be issued) not exceeding 13,000,000, representing 1.63% of the share capital as it shall stand after completion of the capital increase pursuant to the fifth resolution and 0.73% of the share capital after redemption in shares of all of the NRS issued pursuant to the sixth and seventh resolutions, and assuming that (i) all 45,000,000 will be subscribed, (ii) the allocated free shares will be new shares and (iii) the retention and performance conditions are met.

Finally, a mechanism would be put in place to cap the potential capital gains which could be achieved pursuant to this incentive plan.

This delegation would be valid for a period of 38 months as from the date of the General Shareholders’ Meeting.

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Reverse share split (resolution no. 15)

In the 15th resolution, we propose that you delegate to the Board of Directors, with the ability to sub-delegate, the authority to decide a reverse share split of the Company’s share capital.  Under the reverse share split, the shareholders are invited to exchange their shares with a nominal value of €0.10 for shares with a nominal value of €1.00, or 10 old shares for each new share. It is specified that the reverse share split would only be implemented after the Settlement Date. The reverse share split is intended to establish a number of shares and a share price that will provide improved liquidity.

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Change of the name of the Company and corresponding modification of the by-laws
(resolution no. 16)

Having noted that the Thomson name is associated with a very diverse portfolio of activities and no longer reflects the Group’s business, the Board of Directors has considered the opportunity to change the name of the Company and to choose a unique brand.

In order to clarify the strategic position of the Group and to accompany the dynamic of the debt restructuring, we propose, in the sixteenth resolution, to change the Company name to “Technicolor”.

Indeed, Technicolor is a strong brand recognized around the world. It enjoys true legitimacy with studios and content producers and providers, which constitutes a significant asset.

Translation for information purposes only

PROPOSED RESOLUTIONS

Ordinary Shareholders’ resolutions

FIRST RESOLUTION

Ratification of decision to transfer the registered office

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions for Ordinary Shareholders’ Meetings and having considered the report of the Board of Directors, ratifies, in accordance with Article L. 225-36 of the French Commercial code, the decision of the Board of Directors dated October 21, 2009 to transfer the registered office from 46, quai Alphonse Le Gallo, 92100 Boulogne-Billancourt to 1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux as from December 14, 2009 and takes note of the fact that following this decision Article 4 of the by-laws is modified as follows:

“ARTICLE 4.

REGISTERED OFFICE

The registered office is at the following address:

1-5, rue Jeanne d’Arc, 92130 Issy-les-Moulineaux

It may be moved to any other location in accordance with the provisions of applicable laws and regulations.”

SECOND RESOLUTION

 Establishment of an “other reserves” account in an amount equal to the value of all treasury shares; partial set off of losses from the “retained earnings” account to the “share premium” and “legal reserves” accounts

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions for Ordinary Shareholders’ Meetings and having considered the report of the Board of Directors:

1.

decides to establish, in accordance with the provisions of paragraph 3 of Article L. 225-210 of the French Commercial Code, a reserve for the Company’s treasury shares equal to the value of the entire amount of such treasury shares by deducting the sum of €88,690,896.16 from the “share premium” account and allocating this sum to the “other reserves” account, thereby bringing the amount of the “other reserves” account to a total of €100,294,466.06 and the amount of the “share premium” account to €1,554,711,698.40;

2.

notes that, following the decision of the Ordinary Shareholders’ Meeting held on June 16, 2009, pursuant to its third resolution, to allocate the net loss of the fiscal year in the amount of €(2,326,697,461.16) to the “retained earnings” account, the “retained earnings” account has a negative balance in the amount of €(3,352,357,396.41);

3.

decides to allocate the losses recorded in the “retained earnings” account, for an amount of €1,597,816,289.92, as follows:

a.

to the “share premium” account in the amount of €1,554,711,698.40, thereby bringing the amount of this account to zero;

b.

to the “legal reserve” account in the amount of €43,104,591.52, thereby bringing the amount of this account to zero, it being noted that the legal reserves shall have to be reconstituted in accordance with applicable laws;

Translation for information purposes only

4.

notes that, following the set off of the current losses recorded in the “retained earnings” account for an amount of €1,597,816,289.92, the balance of the “retained earnings” account is negative in the amount of €(1,754,541,106.49).

Extraordinary Shareholders’ resolutions

THIRD RESOLUTION

Authorization to reduce the share capital through the cancellation of treasury shares

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions for extraordinary shareholders’ meetings and having considered the report of the Board of Directors and the special report of the statutory auditors and, in accordance with the provisions of Article L. 225-209 paragraph 7 of the French Commercial Code:

1.

authorizes the Board of Directors, as permitted by law, to reduce the share capital, on one or several occasions, in such proportions and at such times as it shall determine, through the cancellation of all or a portion of the Company’s treasury shares as it shall decide within the limits authorized by the law;

2.

decides that the excess acquisition price of the Company’s shares over their nominal value shall be allocated to any share premium or available reserves accounts;

3.

decides that the maximum number of shares which may be cancelled by the Company pursuant to this authorization is 5,000,000 shares;

4.

determines that this authorization shall cancel the effectiveness, from the date hereof, of the unused portion, if any, of any prior authorization granted to the Board of Directors to reduce the share capital through the cancellation of treasury shares.  This authorization is given for a period of twenty-six months from the date hereof;

5.

grants the broadest possible powers to the Board of Directors, with the power to sub-delegate this authority as permitted by law, to proceed with transactions to reduce the share capital through the cancellation of treasury shares that may be carried out pursuant to this authorization, to modify the by-laws accordingly and, in general, to carry out all required formalities.

FOURTH RESOLUTION

Reduction of share capital by reason of losses through the reduction in the nominal value of the shares and corresponding modification of the by-laws

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of Article L. 225-204 of the French Commercial Code:

1.

notes that, following the decision of this Shareholders’ Meeting in its second resolution, the “retained earnings” account shows a loss in the amount of €(1,754,541,106.49);

2.

decides to decrease the share capital in the amount of €985,098,602.20 by reducing the nominal value of the shares constituting the share capital from €3.75 to €0.10, thereby decreasing the share capital from €1,012,087,605.00 to €26,989,002.80 and to allocate the amount of the share capital decrease of €985,098,602.20 to losses recorded in the “retained earnings” account, reducing the amount of such account from €(1,754,541,106.49) to €(769,442,504.29);

Translation for information purposes only

3.

decides, as a result of this share capital decrease, to modify Article 6 of the by-laws as follows:

“ARTICLE 6 - SHARE CAPITAL

The share capital of the company is fixed in the amount of €26,989,002.80. It is divided into 269,890,028 fully paid-up shares, each with a nominal value of €0.10.

The share capital may be increased, decreased, depreciated, or split by decision of the appropriate meeting of shareholders under the conditions and pursuant to the methods provided for by applicable laws and regulations.”

4.

gives all powers to the Board of Directors to take all useful measures for the completion of this share capital decrease.

FIFTH RESOLUTION

Share capital increase with preferential subscription rights in a total maximum amount of approximately €348 million (including share premium) in connection with the implementation of the Company’s sauvegarde plan

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings, having considered the report of the Board of Directors, in accordance with the provisions of Articles L. 225-129, L. 225-129-1 and L. 225-132 of the French Commercial Code and having acknowledged that the share capital is fully paid-up, decides, in connection with the opening of the Sauvegarde Proceedings in respect of the Company on November 30, 2009 by the Nanterre Commercial Court, and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolution four and resolutions six through ten:

1.

the issuance, with shareholders’ preferential subscription rights, of a total maximum number of 527,425,902 new ordinary shares of the Company with a nominal value of €0.10 each, for a total maximum amount (including share premium) of €348,101,095.32 to be fully paid up at subscription in cash or, in accordance with the terms of the sauvegarde plan to be approved by the Nanterre Commercial Court, by way of set-off against due and payable claims against the Company, at a subscription price per share of €0,66 representing a share premium of €0.56 per share and a nominal value of €0.10 per share, resulting in a share capital increase in a total amount of €52,742,590.20 and a share premium of €295,358,505.12;

2.

that in connection with this capital increase the shareholders may exercise, in accordance with Article L. 225-132 of the French Commercial Code, their preferential subscription rights in relation to this share capital increase on a pro rata basis (à titre irréductible) in the amount of two new shares for each old share;

3.

that, in accordance with Article L. 225-133 of the French Commercial Code, the issuance will also entitle shareholders to subscribe for the share capital increase on an over-subscription basis (à titre réductible) pursuant to which the shares not subscribed for on a pro rata basis (à titre irréductible) will be allocated to holders of subscription rights who subscribed for a greater number of shares than their pro rata entitlement (à titre irréductible), such over-subscription right being exercised in proportion to the subscription rights of the shareholders and in the limit of the amount requested;

4.

that, in accordance with Article L. 225-134 of the French Commercial Code, if the subscriptions on a pro rata basis (à titre irréductible) and, as the case may be, on an over-subscription basis (à titre réductible) are not sufficient to satisfy the entire issuance, the Board of Directors may freely allocate the unsubscribed shares, provided the amount of the share capital increase will, in any case, be limited to the amount of subscriptions on a pro rata and over-subscription basis (à titre irréductible et réductible);

5.

that the share capital increase shall be completed no later than September 30, 2010;

Translation for information purposes only

6.

that the newly issued shares shall be fully assimilated with and shall have the same rights as the existing shares of the Company, shall carry the same liabilities and shall be subject to all the provisions of the by-laws and to the decisions of the corporate bodies of the Company;

7.

to fully authorize the Board of Directors to acknowledge the approval of the sauvegarde plan by the Nanterre Commercial Court, to implement this share capital increase and to determine the terms and conditions of the issue of the new shares, in accordance with applicable law, the decisions of this General Shareholders’ Meeting and within the limits and subject to the terms and conditions of the sauvegarde plan approved by the Nanterre Commercial Court, and namely in order to:

•

proceed with the share capital increase as quickly as possible following the adoption of the sauvegarde plan and, in any case, at the latest on September 30, 2010;

•

acknowledge the number of shares deprived of preferential subscription rights by operation of law or by express waiver of a shareholder and to proceed, as the case may be, with any adjustments that may be necessary for the successful completion of the sauvegarde plan approved by the Nanterre Commercial Court;

•

determine the opening and closing dates of the subscription period;

•

receive any subscriptions and relating payment in cash;

•

acknowledge, as the case may be, any subscriptions by way of set-off against due and payable claims against the Company;

•

acknowledge, as the case may be, the early closing of the subscription period;

•

acknowledge the completion of the share capital increase and modify the Company’s by-laws accordingly;

•

take generally all necessary measures and enter into all agreements to allow for the share capital increase;

•

take all actions necessary for the listing of the shares for trading on Euronext Paris and the listing of the American Depositary Shares (“ADS”) for trading on the New York Stock Exchange; and

•

undertake all required publication formalities and declarations, and request all authorizations that may be necessary for the implementation and successful completion of the share capital increase;

8.

that the Board of Directors shall have the authority to deduct the amount of any expenses, duties and fees incurred in connection with the issuance of the new shares from the amount of the corresponding share premium along with the amounts necessary to constitute the legal reserves;

9.

that the Board of Directors shall report to the next ordinary shareholders’ meeting, in accordance with Article L. 225-129-5 of the French Commercial Code, the use of the authorization granted in this resolution;

10.

that the Board of Directors may, within the limits that it determines and in accordance with Article L. 225-129-4 of the French Commercial Code, sub-delegate to the Chief Executive Officer, the completion of the capital increase or, upon approval of the Chief Executive Officer, to the Deputy Chief Executive Officer.

Translation for information purposes only

SIXTH RESOLUTION

Reserved issuance of notes redeemable in ordinary shares (NRS) in a maximum total amount of approximately €641 million, in connection with the implementation of the Company’s sauvegarde plan

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings, having considered the report of the Board of Directors and the special report of the statutory auditors pursuant to Articles L. 225-138 II and L. 228-92 of the French Commercial Code, in accordance with the provisions of Articles L. 225-129, L. 225-129-1, L. 225-138 and L. 228-91 et seq. of the French Commercial Code and having acknowledged that the share capital is fully paid up, decides, in connection with the opening of the sauvegarde proceeding in respect of the Company on November 30, 2009 by the Nanterre Commercial Court, and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four and five and resolutions seven through ten:

1.

the issuance, without shareholders’ preferential subscription rights, of a maximum total number of 640,837,366 notes redeemable in shares (“NRS”), representing a maximum debt obligation in the amount of €640,837,366.29 (or, in part, the equivalent in U.S. dollars or pounds sterling at the fixed rate of €1/$1.30 and €1.10/£1), giving the right upon redemption to a maximum total number of 970,965,706 newly issued shares of the Company (including shares to be issued in respect of capitalized interest) with a nominal value of €0.10 each, resulting in a capital increase of a maximum total amount of €97,096,570.65, such NRS being fully paid up upon issuance, in accordance with the terms of the sauvegarde plan as it shall be approved by the Nanterre Commercial Court, by way of set off against due and payable claims against the Company;

2.

that the Board of Directors may reduce the total nominal amount of the issuance of the NRS in accordance with the terms of the sauvegarde plan approved by the Nanterre Commercial Court;

3.

that the subscription of the NRS shall be exclusively reserved for the Company’s creditors in respect of various notes issuances and the syndicated credit facility, in each case as set forth in the Annex hereto, who constitute a category of persons meeting specified characteristics within the meaning of Article L. 225-138 of the French Commercial Code;

4.

to set the principal characteristics of the NRS as follows:

•

the NRS will be divided into three Tranches (Tranche I, II and IIC):

-

 Tranche I, with a maturity date of December 31, 2010, representing 50% of the total amount of the NRS;

-

Tranches II and IIC, with a maturity date of December 31, 2011, representing collectively 50% of the total amount of the NRS;

•

the Company may decide to redeem, at certain times and under certain conditions, in cash all or a part of the Tranche IIC NRS by minimum amounts of €15,000,000 (or the equivalent in U.S. dollars or pounds sterling at a fixed rate of €1/$1.30 and €1.10/£1), at their nominal value increased by a premium (the amount of which will vary depending on the redemption date) plus interest incurred as of the redemption date;

•

each NRS shall bear interest at an annual rate of 10% which will be capitalized and payable in new shares upon redemption of the NRS in shares (except for capitalized interest on any Tranche IIC NRS which are redeemed in cash, which shall be paid in cash).

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•

at maturity and subject to adjustments, the NRS will be redeemable in new ordinary shares of the Company, as follows:

-

For 1 Tranche I NRS: 1.44 new shares of the Company with a nominal value of €0.10;

-

For 1 Tranche II NRS: 1.59 new shares of the Company with a nominal value of €0.10;

-

For 1 Tranche IIC NRS: 1.59 new shares of the Company with a nominal value of €0.10;

-

For each tranche, including the payment of capitalized interest in shares.

•

each tranche will be divided into a series of NRS denominated in euros, dollars and pounds sterling, respectively. Each tranche and series shall rank pari passu with each other;

•

the NRS will be issued at par, being 1 euro, 1.30 U.S. dollars and 0.91 pounds sterling, according to their currency of issuance;

•

the NRS shall be admitted for trading on the Euronext Paris regulated market and shall be freely tradable;

•

all subject to the ability of holders of the NRS to postpone the redemption of their NRS by one year, pursuant to the terms of the NRS issuance agreement;

5.

that the issuance of the NRS shall occur no later than September 30, 2010;

6.

that the maximum amount of the share capital increase and the number of new shares to be issued upon redemption of the NRS pursuant to paragraph 1 above, does not take into account possible adjustments to be made pursuant to transactions on the share capital contemplated by Articles L. 228-98 et seq. of the French Commercial Code or in accordance with the specific provisions applicable to the NRS pursuant to their terms and conditions (in particular the reverse share split contemplated in the fifteenth resolution below);

7.

that in accordance with Article L. 225-132 paragraph 6 of the French Commercial Code, the issuance of the NRS will automatically cancel the preferential subscription rights of existing Shareholders in respect of the new shares to be issued in redemption of the NRS;

8.

that the new shares to be issued upon redemption of the NRS shall be entirely assimilated with and have the same rights (including as to dividends) as the existing shares of the Company as from their issuance date. The new shares shall carry the same liabilities and be subject to all provisions of the by-laws and to decisions of the corporate bodies of the Company;

9.

to fully authorize the Board of Directors to acknowledge the approval (homologation) of the in sauvegarde plan by the Nanterre Commercial Court, to implement the issuance of NRSs in accordance with applicable law, the decision of this General Shareholders’ Meeting and, within the limits and subject to the terms and conditions of the sauvegarde plan approved by the Nanterre Commercial Court and namely in order to:

•

determine the final list of NRS subscribers and number of NRS to be issued to each such subscriber;

•

proceed with the issuance of the NRS as soon as possible following the adoption of the sauvegarde plan and, in any case, at the latest on September 30, 2010;

Translation for information purposes only

•

determine the characteristics and the terms of the NRS other than those set forth in this resolution in accordance with the terms of the sauvegarde plan adopted by the Nanterre Commercial Court;

•

proceed, as the case may be, with any adjustments that may be necessary for the successful completion of the sauvegarde plan approved by the Nanterre Commercial Court;

•

receive the subscriptions for the NRS and acknowledge such subscriptions by way of set off against due and payable claims against the Company;

•

acknowledge the completion of each capital increase resulting from the issuance of the shares issued in redemption of the NRS and payment of the capitalized interest in shares and proceed with the corresponding modification of the Company’s by-laws;

•

generally take all necessary measures and enter into all agreements to allow for the issuance of the NRS;

•

take all actions necessary for the admission to listing of the NRS for trading on Euronext Paris and of the shares issued in redemption of the NRS for trading on Euronext Paris and the listing of the ADS for trading on the New York Stock Exchange; and

•

proceed with all required publication formalities and declarations, and request all authorizations that may be necessary for the successful completion of the NRS issuance;

10.

that the Board of Directors shall have the authority to deduct the amount of any expenses, duties and fees incurred in connection with the issuance of the NRS from the amount of the corresponding share premium along with the amounts necessary to constitute the legal reserves;

11.

that the Board of Directors shall report to the next ordinary general shareholders’ meeting, in accordance with Article 225-129-5 of the French Commercial Code, the use of the authorization granted in this resolution;

12.

that the Board of Directors may, within the limits that it determines and in accordance with Article L. 225-129-4 of the French Commercial Code, authorize the Chief Executive Officer or, upon approval of the Chief Executive Officer, a Deputy Chief Executive Officer the completion of the NRS issuance.

SEVENTH RESOLUTION

Cancellation of preferential subscription rights in connection with the issuance of the NRS

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the report of the Board of Directors and the special report of the statutory auditors under Article L. 225-138 II of the French Commercial Code, pursuant to the provisions of Article L. 225-135 paragraph 1 of the French Commercial Code, decides, in connection with the opening of the sauvegarde proceedings in respect of the Company on November 30, 2009 by the Nanterre Commercial Court, and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four through six and resolutions eight through ten, to cancel the shareholders’ preferential subscription rights in respect of the NRS subscription pursuant to the sixth resolution above and to reserve the subscription of the NRS for the exclusive benefit of the Company’s creditors in respect of various notes issuances and the syndicated credit facility, in each case as set forth in the Annex hereto, who constitute a category of persons meeting specified characteristics within the meaning of Article L. 225-138 of the French Commercial Code.

Translation for information purposes only

EIGHTH RESOLUTION

Free allocation to shareholders of NRS Warrants

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the report of the Board of Directors and the special report of the statutory auditors pursuant to Article L. 228-92 of the French Commercial Code, in accordance with the provisions of Articles L. 228-91 et seq. of the French Commercial Code, decides, in connection with the opening of the sauvegarde proceedings in respect of the Company on November 30, 2009 by the Nanterre Commercial Court, and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four through seven and resolutions nine and ten:

1.

the issuance and the allocation for free to shareholders of the Company of a maximum total number of 263,712,951 warrants giving the holder the right to acquire a maximum total number of 75,346,557 NRS denominated in euros and issued pursuant to the sixth and seventh resolutions, for a maximum total amount of €75,346,557;

2.

that the main characteristics of the NRS Warrants shall be as follows:

•

the NRS Warrants shall be issued and allocated for free to the Company’s shareholders, in proportion to the number of shares they hold, on the basis of 1 NRS Warrant for 1 share held, with 35 NRS Warrants giving the holder the right to acquire 10 NRS, comprising 5 tranche 1 NRS, 3 tranche II NRS and 2 tranche IIC NRS;

•

the acquisition price for each NRS upon the exercise of the NRS Warrants shall be equal to the subscription price per NRS of the creditors set forth in the sixth resolution;

•

the NRS Warrants may only be exercised during the subscription period applicable to the new shares issued pursuant to the fifth resolution;

•

the NRS Warrants will not be listed, transferable or tradable;

•

any unexercised NRS Warrants shall be automatically cancelled upon the expiration of the exercise period;

3.

that the issuance and exercise of the NRS Warrants, and the corresponding acquisition of the NRS shall be completed at the latest on September 30, 2010;

4.

to fully authorize the Board of Directors to acknowledge the approval (homologation) of the sauvegarde plan by the Nanterre Commercial Court, to implement the issuance of the NRS Warrants, in accordance with applicable law, the decisions of this General Shareholders’ Meeting and, within the limits and subject to the terms and conditions of the sauvegarde plan approved by the Nanterre Commercial Court and namely to:

•

proceed with the issuance of the NRS Warrants as soon as possible following the approval of the sauvegarde plan and, in any case, at the latest on September 30, 2010;

•

generally take all necessary measures and enter into all agreements, including escrow agreements, for the issuance of the NRS Warrants and the acquisition of the NRS upon exercise of the NRS Warrants;

•

determine the date on which the NRS Warrants shall be allocated;

•

determine the exercise period of the NRS Warrants;

Translation for information purposes only

•

determine the characteristics and terms of the NRS Warrants other than those provided in this resolution in accordance with the sauvegarde plan adopted by the Nanterre Commercial Court;

•

ensure the issuance of the NRS to the holders of the NRS Warrants upon the exercise of the warrants;

•

proceed, as the case may be , with any adjustments which may be necessary for the successful completion of the sauvegarde plan approved by the Nanterre Commercial Court;

•

proceed with all required publication and declaration formalities, and request all authorizations that may be necessary for the successful completion of the NRS Warrants issuance ;

5.

that the Board of Directors may, within the limits that it determines and in accordance with Article L. 225-129-4 of the French Commercial Code, authorize the Chief Executive Officer or, upon approval of the Chief Executive Officer, a Deputy Chief Executive Officer to complete the NRS Warrants issuance.

NINTH RESOLUTION

Issuance of Disposal Proceeds Notes – DPN

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings, having considered the report of the Board of Directors and the special report of the statutory auditors pursuant to Articles L. 225-138 II and L. 228-92 of the French Commercial Code, in accordance with the provisions of Articles L. 225-129, L. 225-129-1, L. 225-138 and L. 228-91 et seq. of the French Commercial Code and having acknowledged that the share capital is fully paid up, decides, in connection with the opening of the sauvegarde proceedings in respect of the Company on November 30, 2009 by the Nanterre Commercial Court, and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four through eight and resolution ten:

1.

the issuance of notes redeemable in cash or in shares (Disposal Proceeds Notes, or DPN), representing a debt obligation in a maximum total amount of €300,000,000 (or, in part, the equivalent in U.S. dollars or pounds sterling at a fixed rate of €1/ $1.30 and €1.10/ £1), represented by a maximum total number of 3,466,084 DPN, which shall be entirely paid up upon subscription, under the conditions determined by the Board of Directors in accordance with the terms of the sauvegarde plan approved by the Nanterre Commercial Court, by way of set-off against due and payable claims against the Company and which shall be redeemable in cash or in newly issued shares as follows:

•

in cash, in an amount equal to the sum of (i) the net sale proceeds of certain non-strategic assets to be sold by the Company and its subsidiaries within the meaning of Article L. 233-3 of the French Commercial Code (the “Group”) and (ii) the amount of any excess cash flow, up to (i) the nominal value of the DPN plus (ii) capitalized interest; and

•

in new ordinary shares of the Company (at a subscription price determined by reference to the volume weighted average price per ordinary share on Euronext Paris over a period of 40 trading days ending on the third trading day preceding the redemption date), for any difference between (i) the nominal value of the DPN increased by any capitalized interest and (ii) the amount to be redeemed in cash pursuant to the previous paragraph;

•

subject to the right of the Company to redeem the equity component of the DPN, in whole or in part, in cash at maturity by minimum amounts of €15,000,000 (or the equivalent in U.S. dollars or pounds sterling at the exchange rate applicable on the redemption date as determined by the terms and conditions of the DPN issuance agreement) with its available cash;

Translation for information purposes only

2.

to set the maximum nominal amount of the capital increase to occur upon redemption of the DPN in new shares at €50,000,000, or a maximum of 500,000,000 newly issued shares of the Company with a nominal value of €0.10 each, it being specified that these limits do not take into account any possible adjustments that may result, as the case may be, from transactions on the share capital as contemplated by Articles L. 228-98 et seq. of the French Commercial Code (in particular the reverse share split contemplated in the fifteenth resolution below);

3.

that the Board of Directors may decide to reduce the total nominal amount of the DPN according to the conditions that may be fixed by the sauvegarde plan approved by the Nanterre Commercial Court;

4.

that the subscription of the DPN shall be exclusively reserved to the Company’s creditors in respect of various notes issuances and the syndicated credit facility, in each case as set forth in the Annex hereto, who constitute a category of persons meeting specified characteristics within the meaning of Article L. 225-138 of the French Commercial Code;

5.

to set the principal characteristics of the DPN as follows:

•

the DPN shall be issued at par, or 100 euros, 100 U.S. dollars or 100 pounds sterling according to the currency in which they are issued;

•

the DPN will mature on December 31, 2010, absent an extension of this date pursuant to the terms and conditions of the DPN to be provided in the DPN issuance agreement in the event the DPN may not be entirely redeemed at maturity in accordance with the conditions set forth in paragraphs 1 and 2 above;

•

the DPN will bear interest at an annual rate of 10% which shall be capitalized and payable in shares or in cash at maturity as provided above;

•

the DPN will be freely transferable and tradable (provided that they may not be purchased by the Company or any of its subsidiaries within the meaning of Article L. 233-3 of the French Commercial Code) but will not be listed for trading on a regulated market;

6.

that the issuance of the DPN must occur no later than September 30, 2010;

7.

to fully authorize the Board of Directors to acknowledge the approval (homologation) of the sauvegarde plan by the Nanterre Commercial Court, to implement the issuance of the DPN, in accordance with applicable law, the decisions of this General Shareholders’ Meeting and, within the limits and subject to the terms and conditions of the sauvegarde plan approved by the Nanterre Commercial Court, and namely in order to:

•

determine the final list of DPN subscribers and numbers of DPN to be issued to each such subscriber;

•

proceed with the issuance of the DPN as soon as possible following the approval of the sauvegarde plan and, in any case, at the latest on September 30, 2010;

•

set the characteristics and terms of the DPN other than those set forth in this resolution in accordance with the terms of the sauvegarde plan adopted by the Nanterre Commercial Court;

•

proceed, as the case may be, with any adjustments that may be necessary for the successful completion of the sauvegarde plan approved by the Nanterre Commercial Court;

•

receive the subscriptions for the DPN and acknowledge such subscriptions by way of set off against due and payable claims against the Company;

Translation for information purposes only

•

acknowledge the capital increase resulting, as the case may be, from the redemption of the DPN in shares and payments of the capitalized interest in shares and proceed with the corresponding modifications to the by-laws;

•

generally take all necessary measures and enter into all agreements for the issuance of the DPN;

•

convene a new General Shareholders’ Meeting and solicit a new authorization to issue new shares to holders of DPN upon redemption thereof from such General Shareholders’ Meeting in the event the DPN could not be entirely redeemed under the conditions set forth in paragraphs 1 and 2 above;

•

take, as the case may be, all measures necessary to list the new shares to be issued upon redemption of the DPN in shares and payment of the capitalized interest in shares for trading on Euronext Paris and the listing of the ADS for trading on the New York Stock Exchange; and

•

proceed with all required publication formalities and declarations, and request all authorizations that may be necessary for the successful completion of the DPN issuance;

8.

that, in accordance with Article L. 225-132 paragraph 6 of the French Commercial Code, the issuance of the DPN will automatically cancel the preferential subscription rights of existing shareholders in respect of the  new shares to be issued in redemption of the DPN;

9.

that the new shares to be issued upon redemption of the DPN will be fully assimilated and shall have the same rights (including as to dividends) as the existing shares of the Company as from their issuance date. The new shares shall carry the same liabilities and be subject to all the provisions of the by-laws and to the decisions of the corporate bodies of the Company;

10.

that the Board of Directors shall have the authority to deduct the amount of any expenses, duties and fees incurred in connection with the issuance of the DPN from the amount of the corresponding share premium along with the amounts necessary to constitute the legal reserves;

11.

that the Board of Directors shall report to the next ordinary shareholders’ meeting, in accordance with Article L. 225-129-5 of the French Commercial Code, on the use of the authorizations granted in this resolution;

12.

that the Board of Directors may, within the limits that it determines and in accordance with Article L. 225-129-4 of the French Commercial Code, authorize the Chief Executive Officer or, upon approval of the Chief Executive Officer, a Deputy Chief Executive Officer, to complete the DPN issuance.

TENTH RESOLUTION

Cancellation of preferential subscription rights in connection with the issuance of the DPN

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the report of the Board of Directors and the special report of the statutory auditors under Article L. 225-138 II of the French Commercial Code, pursuant to the provisions of Article L. 225-135 paragraph 1 of the French Commercial Code decides, in connection with the opening of the sauvegarde proceedings in respect of the Company on November 30, 2009 by the Nanterre Commercial Court, and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four through nine, to cancel the shareholder’s preferential subscription right in respect of the DPN subscription pursuant to the ninth resolution above and to reserve the subscription of the DPN for the exclusive benefit of the Company’s creditors in respect of various notes issuances and the syndicated credit facility, in each case as set forth in the Annex hereto, who constitute a category of persons meeting specified characteristics within the meaning of Article L. 225-138 of the French Commercial Code.

Translation for information purposes only

ELEVENTH RESOLUTION

Authorization to increase the share capital through issuances reserved to members of a group savings plan

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the Board of Directors’ report and the statutory auditors’ special report, in accordance with, on the one hand, the provisions of Articles L. 225-129-6 and L. 225-138-1 of the French Commercial Code and, on the other hand, Articles L. 3332-1 et seq. of the French Labor Code:

1.

authorizes the Board of Directors, with the ability to delegate such authority, to decide a capital increase, on one or more occasions, for a maximum nominal amount of 3 % of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 1.35% of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions, by the issuance of shares or equity-linked securities reserved to the members of one or more Company savings plans (or any other plan for whose members Articles L. 3332-1 et seq. of the French Labor Code would permit the reservation of a portion of the capital increase under equivalent conditions) implemented within the group comprising the Company and other entities, French or foreign, falling within the scope of consolidation or the scope of combination of the financial statements of the Company in accordance with Article L. 3344-1 of the French Labor Code.  The maximum nominal amount of the capital increases that may be carried out pursuant to this resolution shall apply equally to the twelfth resolution;

2.

sets at twenty-six months, from the date of the General Shareholders’ Meeting, the validity of this authorization;

3.

decides that the issuance price for the new shares or equity-linked securities shall be determined in accordance with Article L. 3332-19 of the French Labor Code and shall be equal to 80% of the Reference Price (as this term is defined below) or 70% of the Reference Price if the lock-up period provided for by the plan is equal to or greater than 10 years; nonetheless, the General Shareholders’ Meeting expressly authorizes the Board of Directors, should it deem appropriate, to reduce or cancel the aforementioned discounts, subject to applicable laws and regulations, in order to take into account, inter alia, locally applicable legal, accounting, tax and employment regimes; for the purposes of this paragraph, the Reference Price shall mean an average of the market prices of the shares of the Company on Euronext Paris over the twenty trading sessions preceding the date of the decision setting the opening date of the subscription period for members of a Company savings plan;

4.

authorizes the Board of Directors, pursuant to Article L. 3332-21 of the French Labor Code, to grant to the beneficiaries mentioned above for free, in addition to the shares or equity-linked securities to be subscribed in cash, shares or equity-linked securities, in substitution for all or part of the discount to the Reference Price and/or the employer contribution; it being understood that the benefit resulting from such grant may not exceed the legal or regulatory limits provided by Articles L. 3332-11 and L. 3332-19 of the French Labor Code;

5.

decides to waive, in favor of the above-mentioned beneficiaries, the shareholders’ preferential subscription rights with respect to the securities that are the subject of this authorization, with such shareholders further waiving all rights to free shares or equity-linked securities that may be issued pursuant to this resolution;

Translation for information purposes only

6.

decides that the Board of Directors shall have full powers to use this authorization, with the power to delegate as permitted by law, within the limits and subject to the conditions specified above in order to, in particular:

a.

fix in accordance with applicable laws and regulations the list of companies whose employees, early retirees or retirees may subscribe to the shares or equity-linked securities issued hereby and benefit, as the case may be, from free shares or equity-linked securities;

b.

decide that the subscriptions be made directly or through Company mutual funds (fonds commun de placement d’entreprise) or other structures or entities as permitted by applicable laws and regulations;

c.

determine the conditions, in particular those relating to seniority, which shall have to be met by the beneficiaries of the capital increase;

d.

set the opening and closing dates of the subscription period;

e.

set the amounts of the issuances to be undertaken pursuant to this authorization and determine, in particular, the issuance prices, dates, time-periods, terms and conditions for the subscription, payment, settlement and dividend rights of the securities (which may be retroactive) as well as the other terms and conditions of the issuances, in accordance with applicable laws and regulations;

f.

when granting free shares or equity-linked securities, set the number of shares or equity-linked securities to be issued, the number to be granted to each beneficiary, and determine the dates, time-periods, terms and conditions of granting such shares or equity-linked securities in accordance with applicable laws and regulations and, in particular, choose either to fully or partially substitute the granting of such shares or equity-linked securities for the discount to the Reference Price provided for above, or to allocate the value of such shares or equity-linked securities to the total amount of the employer contribution, or to combine these two possibilities;

g.

acknowledge the completion of a share capital increase in the amount of the shares that are subscribed (after possible reduction in case of over-subscription);

h.

as the case may be, allocate the expenses of capital increases to the amount of premiums related thereto and deduct from this amount the sums necessary to increase the legal reserve to one-tenth of the new share capital resulting from such capital increases, enter into any agreements, carry out directly or indirectly through an agent all transactions and terms, including any formalities following the capital increases and subsequent modifications to the Company’s by-laws, generally, enter into any agreement in order to successfully complete the contemplated issuances, take all measures and decisions and carry out all formalities necessary for the issuance, listing and financial servicing of the securities issued pursuant to this authorization as well as the exercise of rights attached thereto or subsequent to the completed capital increases;

7.

decides that this authorization cancels, with effect from the date hereof, the unused portion, if any, of any prior authorization granted to the Board of Directors to increase the share capital of the Company through the issuance of shares or equity-linked securities of the Company reserved for members of a Company savings plan, with the cancellation of preferential subscription rights in favor of such members.

Translation for information purposes only

TWELFTH RESOLUTION

Delegation of authority to be granted to the Board of Directors to proceed with a capital increase, with cancellation of shareholders’ preferential subscription rights, reserved to certain categories of beneficiaries (shareholding transactions for employees outside a savings plan)

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the Board of Directors’ report and the statutory auditors’ special report, in accordance with the provisions of Articles L. 225-129 et seq. and L. 225-138 of the French Commercial Code:

1.

Delegates to the Board of Directors the authority to decide on a capital increase, on one or several occasions, in such amount and at such times as it shall determine, by the issuance of shares as well as all other securities giving access, immediately or in the future, to the share capital of the Company, with such issuance being reserved for persons meeting the specifications of the categories (or any one category) defined below;

2.

Decides that the nominal amount of the capital increase which may be carried out pursuant to this resolution may not exceed 3 % of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 1.35% of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions, such limit to be increased by the number of shares necessary pursuant to adjustments which may be carried out in accordance with applicable laws and regulations, and, as the case may be, with any contractual provisions providing for adjustments in other circumstances, in order to preserve the rights of the holders of the shares or other equity-linked securities of the Company. The maximum nominal amount of the capital increases that may be carried out pursuant to this resolution shall apply equally to the eleventh resolution;

3.

Decides to cancel the preferential subscription right of shareholders with respect to the shares or securities to be issued pursuant to this resolution and to reserve the right to subscribe to categories of beneficiaries meeting the following characteristics: (i) employees and executive officers of the Company and companies of the Thomson Group that are related to the Company under the conditions set forth in Article L.225-180 of the French Commercial Code and Article L.3344-1 of the French Labor Code; (ii) and/or collective securities investment funds (OPCVM) or other entities, whether or not distinct legal entities, of employee shareholders invested in shares of the company, and in respect of which the interest holders or shareholders comprise persons mentioned in (i) above; (iii) and/or any banking establishment or subsidiary thereof acting on behalf of the Company for purposes of implementing an employee shareholder or savings plan for the benefit of persons mentioned in (i) above to the extent that the subscription by the authorized person in accordance with this resolution would be necessary in order to allow the employees or executive officers mentioned above to benefit from the employee shareholder or savings mechanisms on economically equivalent terms as compared to other employees of the Thomson Group;

4.

Decides that the subscription price for each share of the Company shall be set by the Board of Directors in the following manner :

a.

The subscription price or prices shall be set according to the conditions set forth under Article L.3332-21 of the French Labor Code.  The discount shall be set at a maximum of 20% of an average listing price over the twenty trading days preceding the date of the decision determining the opening of the subscription or, as the case may be, in case of a contemporaneous offering made pursuant to the fifth resolution, of 20% of an average listing price over the twenty trading days preceding the date of the decision determining the opening of the subscription for such offer;

Translation for information purposes only

b.

Expressly authorizes the Board of Directors to reduce or eliminate the discount so granted, if it deems appropriate, namely to take into account, inter alia, applicable legal, accounting, tax and employment provisions in the country of residence of members of a savings plan who are beneficiaries of the capital increase;

c.

Exceptionally, the Board of directors may decide that the subscription price of new shares shall be, in compliance with the provisions of Section 423 of the Internal Revenue Code, equal to at least 85% of the price of the Company’s shares on Euronext Paris on the date of the decision setting the opening date of the subscription period for the capital increase or on the closing date of such period;

5.

The total maximum amount of the share capital increases pursuant to the twelfth and thirteenth resolutions is set at 8.65 % of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 3.9 % of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions.

6.

Decides that the Board of Directors shall have full powers, with the ability to sub-delegate as permitted by law, to implement this delegation, namely in order to acknowledge the capital increase, to proceed with the issuance of shares and to modify the by-laws accordingly.

The delegation hereby granted to the Board of Directors is valid for a period of eighteen months from the date hereof.

THIRTEENTH RESOLUTION

Delegation of authority granted to the Board of Directors to issue redeemable subscription or purchase warrants (bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR) for the benefit of employees and executive officers of the Company and its subsidiaries, without shareholders’ preferential subscription rights

The Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the Board of Directors’ report and the statutory auditors’ special report, in accordance with the provisions of Articles L. 228-91 et seq., L. 225-129 et seq. and L. 225-138 et seq. of the French Commercial Code and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four through ten:

1.

 Delegates to the Board of Directors, with the ability to sub-delegate, the authority to decide the issuance, on one or several occasions, of redeemable subscription or purchase warrants (bons de souscription et/ou d’acquisition d’actions remboursables, or BSAAR (“BSAAR”);

2.

Decides that the nominal amount of the capital increase which may be carried out pursuant to this resolution is set at €4,500,000, or a total of 45,000 shares with a nominal value of €0.10, representing 5.64% of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 2.54% of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions. This limit does not take into account additional shares to be issued in accordance with applicable laws and regulations, and, as the case may be, with any contractual provisions providing for adjustments in other circumstances, in order to preserve the rights of the holders of the shares or other equity-linked securities;

Translation for information purposes only

3.

Decides in accordance with the provisions of Article L. 225-138 of the French Commercial Code, to cancel the shareholders’ preferential subscription right to the BSAAR and to reserve this right for the employees of the Company and its French and foreign subsidiaries within the meaning of Article L. 233-3 of the French Commercial Code and/or executive officers of the Company or any French or foreign subsidiary within the meaning of Article L. 233-3 of the French Commercial Code who do not hold directly or indirectly in their own name share ownership representing as of the date of this Shareholders’ Meeting more than 5% of the share capital and/or voting rights of the Company.  The Board of Directors, or the Chief Executive Officer upon delegation of the Board of Directors, shall determine the list of persons authorized to subscribe for the BSAAR (the “Beneficiaries”) as well as the maximum number of BSAAR which may be subscribed by each such person;

4.

Decides that the Board of Directors (or the Chief Executive Officer on delegation of the Board):

a.

shall determine all characteristics of the BSAAR, namely the subscription price which shall be determined by the opinion of an independent expert, as well as the terms of issuance and the terms and conditions of the issuance agreement;

b.

shall determine the subscription or acquisition price for the shares upon exercise of the BSAAR, it being specified that one BSAAR will give the right to subscribe to (or to acquire) one share of the Company at a price to be determined by the Board of Directors (or the Chief Executive Officer) which shall not be less than the subscription price of one share issued pursuant to the fifth resolution;

c.

takes note of the fact that, pursuant to Article L. 225-132, last paragraph, of the French Commercial Code, the decision to issue the BSAAR will automatically cancel the preferential subscription rights of existing shareholders, for the benefit of the holders of the BSAAR, in respect of the new shares to be issued in redemption of the BSAAR;

5.

The total maximum amount of the share capital increases pursuant to the twelfth and thirteenth resolutions is set at 8.65 % of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 3.9 % of the share capital after redemption in shares of all of the NRS to be issued pursuant to the sixth and seventh resolutions;

6.

Gives all powers to the Board of Directors, with the ability to sub-delegate as permitted by applicable laws and regulations, to take all measures, enter into all agreements and carry out all formalities permitting the issuance of the BSAAR, to acknowledge the completion of the capital increases resulting from such issuance, to modify the by-laws accordingly and to modify, as it deems appropriate (and subject to the agreements of the holders of the BSAAR) the issuance agreement of the BSAAR;

7.

In accordance with Article L. 225-138 of the French Commercial Code, the Board of Directors will establish a supplemental report at the next General Shareholders’ Meeting on the terms on which the present delegation shall have been used.

This delegation is granted for a period of 18 months from the date of this Shareholders’ Meeting.

Translation for information purposes only

FOURTEENTH RESOLUTION

Authorization to be granted to the Board of Directors, in order to grant free shares to certain categories of employees and executive officers of the Company

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings and having considered the Board of Directors’ report and the statutory auditors’ special report and subject to the approval (homologation) by the Court of the Company’s sauvegarde plan and the adoption by the General Shareholders’ Meeting of resolutions four through ten:

1.

Authorizes the Board of Directors, pursuant to the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code, to proceed, on one or several occasions, with grants of free shares, previously existing or to be issued (other than preferred shares), to such beneficiaries as it shall determine among the employees of the Company or companies or groups that are related to the Company under the conditions set forth in Article L. 225-197-2 of the French Commercial Code, and the executive officers identified in Article L. 225-197-1, II of the French Commercial Code under the conditions defined hereafter;

2.

Decides that the existing shares or shares to be issued pursuant to this authorization shall not exceed 13 million, representing 1.63 % of the share capital, as it shall be following the capital increase pursuant to the fifth resolution, and representing 0.73% of the share capital after redemption in shares of all of the NRS which may be issued pursuant to the sixth and seventh resolutions. This amount does not take into account any possible adjustments which may be made in compliance with applicable laws and regulations and, as the case may be, with any contractual provisions contemplating adjustments in other circumstances, in order to preserve the rights of the holders of the shares or other equity-linked securities. To this end, the Shareholders’ Meeting authorizes, as may be necessary, the Board of Directors to increase the share capital accordingly;

3.

Decides that the granting of shares to beneficiaries shall become definitive following an acquisition period the duration of which shall be set by the Board of Directors, it being understood that this period shall not be less than two years, and that the beneficiaries must hold such shares for a period to be determined by the Board of Directors, it being specified that the minimum holding period may not be less than two years from the date of the grant of such shares.  Nevertheless, the Shareholders’ Meeting hereby authorizes the Board of Directors, to the extent such acquisition period for all or a portion of one or more grants is at least four years, not to impose any holding period in respect of such shares.  Insofar as may be necessary, the Board of Directors may provide for acquisition and holding periods in excess of the minimum periods set forth above;

4.

Decides that, in the event of the incapacity of a beneficiary falling into the second or third categories provided by Article L. 341-4 of the French Social Security Code, the shares shall be definitively granted to such beneficiary prior to the expiration of the remaining portion of the acquisition period.  Such shares shall be freely tradable upon delivery;

5.

Grants full powers to the Board of Directors in order to implement this authorization and in order to, namely :

a.

determine the identity of the beneficiaries of the share grants among the members of the personnel of the Company or the companies or groups set out above as well as the number of shares attributed to each of them;

b.

set the conditions and, as the case may by, the criteria for the granting of the shares to the Chief Executive Officer and/or members of the executive committee and/or any other category of beneficiaries that the Board of Directors may determine, the performance conditions and/or the criteria for granting the shares;

Translation for information purposes only

c.

in the event of the issuance of new shares, make deductions against the reserves, profits or paid-in capital, as the case may be, of the amounts necessary for the issuance of such shares;

d.

and, more generally, set the dates from which the new shares will have dividend rights, acknowledge the capital increases, modify the by-laws accordingly, carry out all formalities useful for the issuance, listing and financial servicing of the shares issued pursuant to this resolution and carry out all actions which may be useful and necessary under applicable laws and regulations;

6.

Takes note of the fact that, in the event the Board of Directors were to make use of this authorization, it shall annually inform the Shareholders’ Meeting of the transactions carried out pursuant to the provisions of Articles L. 225-197-1 to L. 225-197-3 of the French Commercial Code, under the conditions set forth in Article L. 225-197-4 of such Code;

7.

Takes note of the fact that this authorization constitutes, on behalf of the beneficiaries of the free share grants, the renunciation of the shareholders’ preferential subscription right in the event of the issuance of new shares;

8.

Takes note of the fact that the Board of Directors shall impose a total or partial restriction on the sale of these shares by the Chairman of the Board, the Chief Executive Officer or the Deputy Chief Executive Officer, for such time as they shall hold their respective offices and shall require that they hold their shares in nominative, non-transferable form; and

9.

Decides that this authorization is provided for a period of thirty-eight months as from the date hereof.

FIFTEENTH RESOLUTION

Reverse Share Split

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders’ meetings, and having considered the Board of Directors’ report:

1.

decides to proceed with a reverse share split comprising the Company’s share capital, such that 10 shares with a nominal value of €0.10 each (after adoption of the fourth resolution) shall be exchanged for one new share with a nominal value of €1.00;

2.

gives all powers to the Board of Directors, with the ability to sub-delegate to the Chairman and Chief Executive Officer, in order:

a.

to fix the first date of the reverse share split, which will occur at the earliest following the expiration of fifteen (15) days beginning on the date of publication of the notice of the reverse share split by the Company in the Bulletin des Annonces Légales Obligatoires (BALO) (and in any case following the completion of the transactions contemplated by resolutions five through ten above), and at the latest following the General Shareholders’ Meeting that will approve the accounts for the fiscal year ended December 31, 2010;

b.

to set the period for the exchange at two (2) years from the date of the beginning of the reverse share split;

c.

to establish the reverse share split notice to be published in the BALO, and to proceed with its publication;

3.

takes note of the fact that, at the conclusion of the exchange period mentioned in paragraph 2 above, the old shares which are not presented for the reverse share split will be delisted and will lose their voting rights and rights to dividends, in accordance with Article 6 of the decree no. 48-1683 of October 30, 1948;

Translation for information purposes only

4.

takes note of the fact that the Board of Directors may decide to proceed, as of the date of the notice of the reverse share split mentioned in paragraph 2 above, with the publication provided for in Article L. 228-6 of the French Commercial Code and, at the expiration of a period of two (2) years from the date of such publication, sell on the stock exchange any new shares unclaimed by those persons having rights to such shares, with the proceeds of any such sale to be held on behalf of such beneficiaries for a period of ten (10) years in an escrow account opened with a credit institution;

5.

decides that the exact number of shares with a nominal value of €0.10 which may be subject to the reverse share split and the exact number of shares with a nominal value of €1.00 to result from the reverse share split will be definitively determined and decided by the Board of Directors, with the ability to sub-delegate to the Chairman and Chief Executive Officer, prior to the exchange period set forth in paragraph 2 above;

6.

decides that, in accordance with Article 9 of the by-laws of the Company, each shareholder who holds a number of shares that is not a multiple of 10 shall be responsible for purchasing or selling the necessary number of shares in order to effectuate the reverse share split;

7.

gives as a result all powers to the Board of Directors, with the ability to sub-delegate to the Chief Executive Officer, in order to proceed with the corresponding changes to Article 6, “Share Capital” and the second paragraph of Article 11.2, “Directors”, of the Company’s by-laws;

8.

gives all powers to the Board of Directors, with the ability to sub-delegate to the Chief Executive Officer, in order to proceed, as a result of the reverse share split, with the adjustment of the rights of the beneficiaries of stock purchase and subscription options, free share allocations and holders of the NRS, DPN, BSAAR and all equity-linked securities in accordance with, as the case may be, applicable terms and conditions;

9.

as a result of the foregoing, takes note of the fact that, during the exchange period set forth in paragraph 2 above, the right to dividends and the voting rights corresponding, on the one hand, to new consolidated shares and, on the other hand, to old shares prior to the reverse share split, will be proportional to their respective nominal values;

10.

decides that the Board of Directors will have all powers, with the ability to sub-delegate to the Chief Executive Officer, to implement this decision, proceed with all required publication formalities and, more generally, do whatever may be useful and necessary in order to proceed with the reverse share split under the conditions set forth above and in compliance with applicable regulations.

Translation for information purposes only

SIXTEENTH RESOLUTION

Change of the name of the Company and corresponding modification of the by-laws

The General Shareholders’ Meeting, having satisfied the quorum and majority conditions for extraordinary shareholders’ meetings and having considered the report of the Board of Directors:

1.

decides to change, as of the date hereof, the name of the Company to “Technicolor”.

2.

decides to modify Article 3 of the by-laws of the Company which shall hereafter read as follows:

ARTICLE 3 - NAME

The name of the Company is:

Technicolor

The records and documents issued by the Company and intended for third parties shall indicate the name of the company, preceded or followed immediately and legibly by the words “Société Anonyme” or the initials “SA” and the indication of the amount of the share capital and of the registry number in the register of commerce and companies.

Ordinary Shareholders’ resolution

SEVENTEENTH RESOLUTION

Authorization to carry out all formalities

The General Shareholders’ Meeting gives all powers to holders of copies or extracts of the minutes acknowledging its deliberations in order to undertake all publication and filing formalities contemplated by applicable laws and regulations.

Translation for information purposes only

ANNEX

The creditors for whose benefit the NRS and DPN issuances are reserved pursuant to the sixth and ninth resolutions are the creditors of the Company pursuant to:

•

the credit agreement dated as of July 5, 2004, as amended on June 22, 2005, between the Company, as borrower, Calyon, as agent, the lenders and the mandated lead arrangers, as defined therein; and

•

the following notes issuances:

Notes Issuance	Series	Amount	Interest Rate	Term
Agreement dated June 30, 2003 as amended on November 10, 2005	A	$96,000,000	4.13%	2010
	B	$192,000,000	4.74%	2013
	C	$118,000,000	4.84%	2015
Agreement dated December 18, 2003 as amended on November 10, 2005	D	£34,000,000	6.11%	2013
Agreement dated May 17, 2006	A	$72,500,000	6.05%	2009
	B	$191,500,000	6.20%	2011
	C	$110,000,000	6.33%	2013
	D	$26,000,000	6.47%	2016
	E	$20,000,000	variable	2009
	F	$30,000,000	variable	2011
Agreement dated October 27, 2006, as amended on January 15, 2009	A	$100,000,000	variable	2016
	B	$100,000,000	variable	2016
Agreement dated December 6, 2006	-	€100,000,000	variable	2013
Agreement dated October 24, 2007 as amended on May 6, 2008	A	€50,000,000	variable	2012
	B	€100,000,000	variable	2014

Translation for information purposes only

ANNEX 1
TERMS AND CONDITIONS OF NOTES REDEEMABLE IN ORDINARY SHARES OF THOMSON - NRS

The notes redeemable in ordinary shares of Thomson SA (Thomson or the Company) will be issued in three tranches (hereafter, the NRS):

•

NRS I, redeemable in ordinary shares of Thomson on 31 December 2010, for a nominal amount per NRS of 1 euro (Euro NRS I), 1.30 US dollars (US$ NRS I) and 0.91 pounds sterling (£ NRS I);

•

NRS II, redeemable in ordinary shares of Thomson on 31 December 2011, for a nominal amount per NRS of 1 euro (Euro NRS II), 1.30 US dollars (US$ NRS II) and 0.91 pounds sterling (£ NRS II); and

•

NRS IIC, redeemable in ordinary shares of Thomson on 31 December 2011, or in cash at the option of the Company in accordance with paragraph 1.8.2, for a nominal amount per NRS of 1 euro (Euro NRS IIC), 1.30 US dollars (US$ NRS IIC) and 0.91 pounds sterling (£ NRS IIC);

These three tranches will be divided as follows:

•

NRS I: [●] euros, [●] US dollars, [●] pounds sterling;

•

NRS II: [●] euros, [●] US dollars, [●] pounds sterling; and

•

NRS IIC: [●] euros, [●] US dollars, [●] pounds sterling.

The issuance of the NRS has been decided by a resolution of the shareholders of Thomson on [● January 2010] and by a decision of Thomson’s board of directors on [● 2010].

1.

TERMS AND CONDITIONS OF THE NRS

1.1

Definitions

For the purposes of the terms and conditions of the NRS:

Acceleration Event means:

(a)

the Facility Agent exercising any of its rights under paragraph (a)(ii) of Clause 16.3 (Acceleration) of the New Term Loan Facilities or paragraph (a)(iii) of Clause 16.3 (Acceleration) of the New Term Loan Facilities, to request the repayment of part or all of the amounts owing under the New Term Loan Facilities; or

(b)

the Required Holders (as defined in Schedule B to the New Note Purchase Agreement) exercising their rights under Clause 13.01 (Acceleration) of the New Note Purchase Agreement;

Available Amounts has the meaning set forth in article 1.1 of the New Term Loan Facilities and Schedule B of the New Note Purchase Agreement;

Business Disposal means the disposal or transfer, by any means, by Thomson or one of its subsidiaries of the whole or significant part of the activities of the Thomson group or one of more of its principal operating divisions, including, at the date hereof, Technicolor, Thomson Connect and Technologie, but not including the activities conducted by Grass Valley, PRN and Screenvision US;

Calculation Agent means [●], appointed for the purposes of the administration of securities and centralisation of the financial services in respect of the NRS;

Cashflow has the meaning set forth in article 15.5 of the New Term Loan Facilities and Schedule I of the New Notes;

Translation for information purposes only

Change of Control means a person or persons acting in concert who acquires:

(a)

the power (by being the owner of Thomson shares or holder of powers of  proxy, by virtue of contract, agency or otherwise) to:

(i)

cast, or control the casting of, directly or indirectly, more than 50% of the maximum number of votes that may be cast at a general meeting of the shareholders of the Company;

(ii)

appoint or remove all, or the majority of, the directors of the Company or the members of other equivalent bodies; or

(iii)

give directions with respect to the operating and financial policies of the Company with which the directors or other equivalent officers of the Company are obliged to comply; or

(b)

more than 50% of the issued share capital of the Company (excluding any part of the issued share capital without voting rights and carrying no right to participate beyond a specified amount in a distribution of profits or reserves of the Company);

Closing Date means the date on which the NRS and the DPN are issued by Thomson in consideration for the payment of the corresponding issue price by way of set-off against due and payable debts of the subscribers against the Company;

Company means Thomson;

DPN means the notes redeemable in cash or in ordinary shares of the Company, relating to the net disposal proceeds resulting from the sale of certain non-core assets of the Company, to be issued by the Company on the Closing Date;

Early Redemption Events has the meaning set forth in paragraph 1.8.4;

Excess Cashflow has the meaning set forth in article 15.5 of the New Term Loan Facilities and Schedule I of the New Notes.

Facility Agent means the facility agent appointed under the New Term Loan Facilities or its successor appointed according to the terms of the New Term Loan Facilities;

Interest Payment Ratio has the meaning set forth in paragraph 1.7.2, subject to any adjustment in accordance with paragraphs 1.10.2 and 1.10.3;

New Note Purchase Agreement means the “Note Purchase Agreement” dated [•] among Thomson, as issuer, certain of its subsidiaries, as guarantors, and the Noteholders identified therein;

New Notes means the senior notes comprising the “senior” notes issued in accordance with the New Note Purchase Agreement and all notes issued from time to time in exchange for or replacement of such notes, including transfer, in each case pursuant to the terms of the New Note Purchase Agreement;

New Term Loan Facilities means the loans of an aggregate original principal amount of [●] euros and [●] US dollars granted to Thomson pursuant to a credit agreement dated [●] among Thomson as borrower, certain of its subsidiaries as guarantors, [●] as facility agent, and the banks identified therein as lenders;

Non-Respect of the Rules of Governance  means any decision of Thomson’s board of directors taken in breach of article [●] of the internal rules of Thomson’s board of directors dated [●] [qualified majority], including all modifications of such article;

NRS means together the NRS I, NRS II and NRS IIC, in each case issued on the Closing Date;

NRS I means together the Euro NRS I, the US$ NRS I and the £ NRS I;

Translation for information purposes only

NRS II means together the Euro NRS II, the US$ NRS II and the £ NRS II;

NRS IIC means together the Euro NRS IIC, the US$ NRS IIC and the £ NRS IIC;

Payment in Cash has the meaning set forth in paragraph 1.7.2;

Record Date has the meaning set forth in paragraph 1.10.3;

Redeemed NRS IIC has the meaning set forth in paragraph 1.8.2;

Redemption Date means, in respect of the NRS I, 31 December 2010, and in respect of the NRS II and the NRS IIC, 31 December 2011;

Redemption Ratio has the meaning set forth in paragraph 1.8.1, subject to any adjustment in accordance with paragraphs 1.10.2 and 1.10.3;

Redemption Shares has the meaning set forth in paragraph 1.7.2;

Refinancing Debt means subordinated or non-subordinated debt which the Company will be able to obtain through the refinancing of the Reinstated Debt;

Reinstated Debt means the New Term Loan Facilities and the New Notes; and

Substitute Shares has the meaning set forth in paragraph 1.10.3-6.

1.2

Nature and Category of NRS

The NRS will constitute transferable securities giving access to share capital within the meaning of article L.228-91 et seq. of the French Commercial Code.

The listing of the NRS on Euronext Paris is scheduled to occur on the Closing Date.

The NRS will be issued in euros, US dollars and pounds sterling. Unless otherwise provided, (i) the NRS I and the NRS II will, on the one hand, be identical in all respects irrespective of the currency in which they are issued and (ii) the NRS IIC will, on the other hand, be identical in all respects irrespective of the currency in which they are issued.

The Euro NRS I will be admitted to trading under ISIN code [●], the US$ NRS I will be admitted to trading under ISIN code [●] and the £ NRS I will be admitted to trading under ISIN code [●].

The Euro NRS II will be admitted to trading under ISIN code [●], the US$ NRS II will be admitted to trading under ISIN code [●] and the £ NRS II will be admitted to trading under ISIN code [●].

The Euro NRS IIC will be admitted to trading under ISIN code [●], the US$ NRS IIC will be admitted to trading under ISIN code [●] and the £ NRS IIC will be admitted to trading under ISIN code [●].

1.3

Applicable law and competent courts

The NRS will be governed by French law.

Courts located in the same place as the Company’s registered office and designated on the basis of the nature of the dispute shall have jurisdiction, unless deemed to be contrary to the French Civil Procedure Code.

Translation for information purposes only

1.4

Form and method of account entry

The NRS may be held either in registered or bearer form at the election of their holders. The rights of the NRS holders will be represented by an account opened in their name and recorded in the books of:

•

[●], appointed by Thomson for NRS held in standard registered form (nominatif pur);

•

a financial intermediary chosen by the holders and by [●], appointed by Thomson for the NRS held in administered registered form (nominatif administré); and

•

a financial intermediary chosen by the holders for the NRS held in bearer form (au porteur).

No certificate representing the NRS will be created pursuant to the provisions of article R. 211-7 of the French Financial and Monetary Code.

The NRS will be admitted to the Euroclear France account settlement system.

It is expected that accounts will be credited with NRS on the Closing Date and that the NRS will be tradable with effect from the Closing Date.

1.5

Nominal Value – Issue price

The nominal value of each NRS I, NRS II and NRS IIC will be:

•

1 euro for the Euro NRS I, the Euro NRS II and the Euro NRS IIC;

•

1.30 US dollars for the US$ NRS I, the US$ NRS II and the US$ NRS IIC; and

•

0.91 pounds sterling for the £ NRS I, £ NRS II and the £ NRS IIC.

The NRS will be issued at par, being an issue price equal to 100% of the nominal value of each such NRS, payable in full on the Closing Date by way of set-off against due and payable debts of the subscribers against the Company.

1.6

Ranking

The NRS constitute unsecured, direct, general and unconditional obligations of Thomson, subordinated in the case of liquidation in accordance with article L. 228-97 of the French Commercial Code and as specified in this paragraph. The NRS shall rank pari passu amongst themselves and, subject to mandatory legal exceptions, shall, in the event of a liquidation, be subordinated to the repayment in full of the Reinstated Debt, the Refinancing Debt, the DPN and any other unsubordinated debt of Thomson but shall not be subordinated to any intra-group debt owed by Thomson and any other debt which is subordinated by its terms. For the avoidance of doubt, the NRS will not be subordinated to the super-subordinated securities issued by Thomson.

1.7

Entitlement date and interest

1.7.1

Date of entitlement to NRS

The Closing Date.

1.7.2

Annual interest

The interest due on each NRS will be capitalised and paid in shares of the Company on the relevant Redemption Date.

Translation for information purposes only

Subject to the adjustments provided for in paragraphs 1.10.2 and 1.10.3 and, in relation to the NRS IIC, the payment of interest in cash in accordance with paragraph 1.8.2, each NRS I will entitle its holder on 31 December 2010 to 0.13 ordinary shares of Thomson with rights to dividends as from the date on which they are issued, each NRS II will entitle its holder on 31 December 2011 to 0.28 ordinary shares of Thomson with rights to dividends as from the date on which they are issued and each NRS IIC will entitle its holder on 31 December 2011 to 0.28 ordinary shares of Thomson with rights to dividends as from the date on which they are issued (the Interest Payment Ratio). This number of shares corresponds to an annual interest rate of 10%, calculated between a notional issue date of 1 January 2010 (inclusive) and the respective Redemption Date of each NRS I, NRS II and NRS IIC, as applicable (non-inclusive).

In relation to the NRS IIC which are redeemed in cash, the interest shall be payable in cash. In this case, each NRS IIC shall bear interest at the rate of 10% per year calculated on a pro-rata temporis basis from the Closing Date (inclusive) to the effective redemption date (exclusive).

Each NRS will cease to carry interest from the Redemption Date (inclusive), unless the Company has failed to perform its obligation to deliver the required number of ordinary shares of Thomson in redemption of the NRS (the Redemption Shares) in accordance with paragraphs 1.8.1 or 1.8.4 or the required number of shares of Thomson in respect of an interest payment in accordance with the conditions set out in this paragraph, or, in the case of a redemption of NRS IIC in cash, to pay the amounts set out in paragraph 1.8.2 in cash (the Payment in Cash) in accordance with paragraph 1.8.2, in which case, each NRS will carry interest which will be paid in cash and capitalised pro-rata temporis with effect from (i) the fifth trading day following the Redemption Date and until (ii) the date on which the Redemption Shares due in respect of each relevant NRS and the shares to be issued in respect of interest payable thereon are received by or on behalf of the relevant NRS holder, or (iii) the date on which the Payment in Cash due in relation to the NRS IIC is received by or on behalf of the relevant NRS IIC holder.

Subject to paragraphs 1.8.4 or 1.8.5, any amount of interest relating to an interest period that is shorter than a whole year shall be calculated on the basis of the annual rate of interest as indicated above, amended to reflect the actual number of days in the relevant period and using a 365-day year.

1.8

Redemption of the NRS

1.8.1

Redemption of the NRS on their Redemption Date

Unless the NRS have been redeemed in advance of their maturity or are bought back by the Company and cancelled, the Company shall redeem each NRS in ordinary shares on its Redemption Date.

Subject to the adjustments provided for in paragraphs 1.10.2 and 1.10.3, the Company will issue, on the respective Redemption Date, 1.31 shares per NRS (the Redemption Ratio), excluding the number of shares to be issued in respect of interest payments due on that date. For the avoidance of doubt, the Redemption Ratio will remain unchanged in the event of an early redemption of the NRS in accordance with paragraphs 1.8.4 and 1.8.5.

The Redemption Shares and the shares issued in payment of the interest set forth in paragraph 1.7.2, will carry a right to dividends as from the date of their issuance.

1.8.2

Redemption of the NRS IIC in cash at Thomson's option

Thomson may redeem all or part of the NRS IIC in cash (in euros, US dollars or pounds sterling, depending on their issue currency), on the following conditions:

•

during the first full week of each of the four calendar quarters of each year (thus, in respect of the 2nd quarter of 2010, the NRS IIC could be redeemed between Monday 5 and Friday 9 April 2010, inclusive);

•

after prior notification of (i) NRS IIC holders at least five days before the first day of the week during which Thomson can proceed with the relevant redemption, and (ii) the Calculation Agent at least five days prior to the notification of the NRS IIC holders (such notifications shall be irrevocable and shall state the expected date on which such redemption shall occur);

•

at a redemption price per NRS IIC equal to:

-

if the redemption takes place between 1 January 2010 and 30 June 2010 (inclusive), (i) 115% of the nominal amount of each NRS IIC plus (ii) accrued interest up to the expected redemption date (exclusive);

Translation for information purposes only

-

if the redemption takes place between 1 July 2010 and 31 December 2010 (inclusive), (i) 125% of the nominal amount of each NRS IIC plus (ii) accrued interest up to the expected redemption date (exclusive); and

-

if the redemption takes place between 1 January 2011 and 31 December 2011 (inclusive), (i) 135% of the nominal amount of each NRS IIC plus (ii) accrued interest up to the expected redemption date (exclusive);

•

by using (i) Available Amounts on the relevant redemption date, subject to Thomson complying with its obligations with regards to the early redemption of the Reinstated Debt and the redemption of the DPN by use of the Excess Cashflow, or (ii) all or part of the net product of any capital increase by the Company, subject to Thomson complying with its obligations in the event of the early redemption of the Reinstated Debt and the redemption of the DPN by use of the Excess Cashflow, and in the event that the Company carries out a capital increase in order to redeem all or part of the NRS IIC, subject to the total number of shares issued as part of such capital increase not exceeding the number of shares that the holders of the NRS IIC that are redeemed in cash would have been entitled to if the NRS IIC had been redeemed in shares.

In the event of a partial redemption of the NRS IIC, Thomson shall make a minimum nominal payment:

•

of 15 million euros in the event of the redemption of the Euro NRS IIC exclusively;

•

of 19.5 million US dollars in the event of the redemption of the US$ NRS IIC exclusively;

•

of 13.65 million pounds sterling in the event of the redemption of the £ NRS IIC exclusively;

•

the equivalent of 15 million euros (at a fixed exchange rate of $1.30/€1.00 and €1.10/₤1.00) if Thomson redeems a mixture of Euro NRS IIC, US$ NRS IIC and ₤ NRS IIC;

•

in each case, except if the total number of NRS IIC in circulation at the date of the early redemption have a nominal value of less than the equivalent of 15 million euros.

Furthermore, in the event of a partial redemption of NRS IIC, the NRS IIC due to be redeemed (the Redeemed NRS IIC) will be selected from the Euro NRS IIC, the US$ NRS IIC or the ₤ NRS IIC, and, as the case may be, exclusively from only one category of NRS, according to the provisions of article R. 213-16 of the French Financial and Monetary Code, i.e.:

•

no later than 30 calendar days prior to the early redemption date, the relevant financial intermediary shall draw up a list of the account holders holding the NRS IIC. Account holders shall be classified by ascending order of their account numbers, or in any other order determined by the financial intermediary and notified to Euroclear France, and the number of NRS IIC shall be indicated on the list. The list shall be dated and certified on the same day by the person authorised to do so by the financial intermediary;

•

the next day, the Company shall communicate to Euroclear France the number of Redeemed NRS IIC to Euroclear France taking account of the numbers of NRS IIC previously repurchased or redeemed;

•

in accordance with the provisions of article R. 213-16 of the French Financial and Monetary Code, Euroclear France shall calculate the redemption ratio and determine and notify to each financial intermediary the number of Redeemed NRS IIC held by its account holders. Upon receipt of this notification, the financial intermediary shall allocate the Redeemed NRS IIC between the different account holders according to the provisions of article R. 213-16 of the French Financial and Monetary Code.

Translation for information purposes only

1.8.3

Early redemption by way of buy-back of NRS

Thomson may, at any time, without any limitation in terms of price or quantity, make an early redemption of all or part of the NRS prior to the relevant Redemption Date, through market acquisitions, by block trades, or any other means, including, without limitation, by way of public tender or exchange offer.

The Company shall not make (i) any cash payments in respect of the principal amounts of the NRS or the accrued interest or (ii) any early redemption by way of buy-back, in the case of an event of default under the New Term Loan Facilities or the New Notes following which it has received a notification to suspend all such payments.

1.8.4

Early redemption in shares at the discretion of the NRS holder

If any of the following events (the Early Redemption Events) occurs between the Closing Date and the relevant Redemption Date, each NRS holder may, at its entire discretion, within a period of 20 days following the date on which such event is disclosed or communicated to the holder, require (i) the early redemption of its NRS on the basis of the Redemption Ratio applicable on the date of the request for early redemption, as well as (ii) the payment of the full amount of the interest, as calculated in accordance with paragraph 1.7.2, due until 31 December 2010 for the NRS I and until 31 December 2011 for the NRS II and the NRS IIC, on the basis of the Interest Payment Ratio applicable on the date of the request for early redemption.

Each of the following constitutes an Early Redemption Event:

•

a Change of Control or the issue of a compliance statement (déclaration de conformité) by the Autorité des marchés financiers in respect of a public offer filed by a third party for all of the shares and equity-linked securities of Thomson;

•

a Business Disposal;

•

the Non-Respect for the Rules of Governance;

•

the failure to obtain the listing of the NRS I, NRS II or the NRS IIC on Euronext Paris no later than 20 trading days following the Closing Date or the failure to maintain the listing of the NRS I, the NRS II or the NRS IIC on Euronext Paris ;

•

an Acceleration Event occurs between the Closing Date and the Redemption Date.

In order to obtain the early redemption of their NRS, each holder shall make the request within the time period referred to above to the financial intermediary with whom its NRS are held or, for NRS holders whose NRS are held in standard registered form, to Thomson, who will immediately communicate this request to the Calculation Agent, to whom the corresponding NRS must also be transferred. The Calculation Agent will ensure the centralisation of the transactions.

Any request for early redemption by any NRS holder shall be irrevocable.

For any NRS presented for early redemption, Thomson shall deliver to the relevant NRS holder the number of ordinary shares due in respect of the early redemption, including the number of ordinary shares due in respect of the payment of the full amount of the interest, as calculated in accordance with paragraph 1.7.2, due until 31 December 2010 for the NRS I and until 31 December 2011 for the NRS II and the NRS IIC, calculated on the basis of the Redemption Ratio and the Interest Payment Ratio applicable at the date of the request for early redemption, and as soon as possible and no later than the 5th day following the expiry of the 20 trading days time period set out in this paragraph.

1.8.5

Redemption in cash in the event of a winding-up

In the event of the winding up of Thomson, the NRS shall be redeemed in cash (in euros, US dollars or pounds sterling, depending on their issue currency) at par and the full amount of interest payable in cash at the capitalised rate of 10% per annum between the Closing Date (inclusive) and their Redemption Date or their effective date of redemption (exclusive).

Translation for information purposes only

The payment of the amounts in cash corresponding to the redemption at par of the NRS and the payment of interest will be made in accordance with paragraph 1.6.

1.8.6

Optional deferral of the Redemption Date

Notwithstanding any clause to contrary in these terms and conditions, each NRS I holder, on the one hand, and each NRS II or NRS IIC holder, on the other hand, will be entitled to elect, no later than 15 days before the initial redemption date, by written request made to the Company, for a deferred redemption of one additional year, being 31 December 2011 or 31 December 2012, respectively. With respect to this additional year, the interest due on the NRS shall be payable in cash and shall only become due in the event of the payment of a dividend, during the relevant period. For the year 2011, the interest per NRS I shall be 1.44 times the dividend per ordinary share declared during the corresponding period; for the year 2012, the interest per NRS II or NRS IIC shall be 1.59 times the dividend per ordinary share declared during the corresponding period.

For the avoidance of doubt, in relation to the NRS IIC, the provisions of paragraph 1.8.2 will apply mutandis mutandis on the basis of a redemption price between 1 January 2012 and 31 December 2012 of (i) 135% of the nominal value of each NRS IIC, plus (ii) the interest accrued up to the Redemption Date.

1.8.7

Cancellation

In accordance with applicable law, the NRS redeemed at the Redemption Date or subject to early redemption, as well as the NRS bought by Thomson, shall be cancelled and may not be reissued.

1.8.8

Prescription

The repayment of the principal and annual interest shall be void after a period of five years from its relevant due date.

1.9

Representation of the NRS holders

1.9.1

Representation of the NRS I holders

Pursuant to article L. 228-46 of the French Commercial Code, the NRS I holders constitute a body (masse) which has a legal personality.

The general meeting of the NRS I holders may consider all measures for the purpose of defending the rights of the NRS I holders or enforcing the contract pursuant to which the NRS I were issued, as well as any proposal to modify the terms of such contract. The general meeting of the NRS I holders may also consider proposals for the merger or demerger of Thomson in accordance with the provisions of articles L. 228-65-I-3º, L. 236-13 and L. 236-18 of the French Commercial Code. Article L. 228-73 of the French Commercial Code shall also apply.

(i)

Representative of the body of NRS I holders

In accordance with article L. 228-47 of the French Commercial Code, the following is appointed as the representative of the body of the NRS I holders: [●].

The representative of NRS I holders will be remunerated in an amount of [●] euros per year, payable by Thomson. This remuneration will be payable on 31 December of each year until the Redemption Date or the date of early redemption of all of the NRS I.

In the absence of any resolution of a general meeting of the NRS I holders to the contrary, the representative of NRS I holders will have the power to carry out all acts required to defend the common interests of the NRS I holders on behalf of the body of NRS I holders.

Translation for information purposes only

The representative of the NRS I holders will exercise its functions until its dissolution, its resignation, removal by the general meeting of the NRS I holders or the occurrence of any event that is incompatible with such appointment. Its appointment will terminate automatically upon the Redemption Date or the date of early redemption of NRS I. If necessary, this term will be automatically extended until the definitive resolution of any ongoing legal proceedings in which the representative of the NRS I holders is involved in its capacity as representative of the NRS I holders, and until the execution of any resulting decisions or settlement agreements.

(ii)

General meetings of the body of NRS I holders

In accordance with article L. 228-67 of the French Commercial Code, each NRS I gives the right to one vote at general meetings of NRS I holders, in relation to any currency of issuance of the NRS.

In addition to the remuneration of the representative of the body of NRS I holders, Thomson will assume all of the costs of convening and holding general meetings of the NRS I holders as well as the costs related to publishing their decisions.

General meetings of NRS I holders will be held at the registered office of Thomson or at any other place in the same department or in a neighbouring department specified in the notice of the meeting.

Each NRS I holder will have the right, during the period of fifteen days prior to the general meeting of the body of NRS I holders, either personally or by proxy, at the registered office of Thomson, at its place of management or, where applicable, at any other place specified in the notice, to examine or take a copy of the text of the resolutions which are to be proposed and the reports which are to be submitted to the general meeting.

1.9.2

Representation of NRS II holders

The NRS II holders constitute a body (masse) which has a legal personality, whose activities are regulated according to the principles set out in paragraph 1.9.1.

1.9.3

Representation of NRS IIC holders

The NRS IIC holders constitute a body (masse) which has a legal personality, whose activities are regulated according to the principles set out in paragraph 1.9.1.

1.10

Preservation of rights of NRS holders

Transactions decided or authorised, as the case may be, by the general shareholders meeting held on [● January 2010] (the reduction of capital by cancellation of treasury shares, the reduction of capital motivated by losses, the increase of share capital, the issue and free allocation of the NRS warrants to shareholders of the Company and the issue of the DPN), but excluding the share consolidation, have been taken into account in order to determine the Redemption Ratio and the Interest Payment Ratio, and consequently, these transactions will not give rise to any adjustment of the NRS.

In addition, any issuance of shares or equity-linked securities, decided or authorised, as applicable, by the general meeting of shareholders no later than 31 December 2010, and relating to a complementary programme of remuneration or sharing in profits of the management or employees of the group, will not give rise to any adjustment of the NRS.

1.10.1

Obligations of the Company

Thomson shall be free to modify its corporate form or its objects.

In accordance with the provisions of article L. 228-98 of the French Commercial Code, Thomson will be entitled to redeem its share capital, to modify the provisions regarding the distribution of its profits and to issue preference shares which lead to such redemption or modification, without the prior approval of the general meeting of the holders of NRS I, the holders of NRS II and the holders of NRS IIC, on the condition that, as long as any NRS are outstanding, the rights of the NRS I holders, the NRS II holders and the NRS IIC holders are protected in accordance with the provisions of paragraph 1.10.3 below.

Translation for information purposes only

1.10.2

Adjustments of Redemption Ratio and Interest Payment Ratio in the event of a reduction of share capital as a result of losses

In accordance with the provisions of article L. 228-98 of the French Commercial Code, in the event of a reduction of capital of Thomson as a result of losses, the rights of NRS holders shall consequently be reduced as if the NRS holders had been shareholders since the Closing Date, whether the reduction of capital is effected by a reduction of the nominal value or the number of shares.

In the event of a reduction of capital of Thomson as a result of losses, effected by a reduction in the number of shares, the rights of the NRS holders will be adjusted accordingly and the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the commencement of this transaction by the following formula and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the commencement of this transaction by the following formula:

Number of shares in issue after transaction
Number of shares in issue before transaction

1.10.3

Adjustments of the Redemption Ratio and the Interest Payment Ratio in the event of financial transactions

Upon any of the following transactions:

1.

financial transactions with listed preferential subscription rights or by free distribution of listed warrants;

2.

distribution of free shares to shareholders, division or consolidation of shares;

3.

incorporation into capital of reserves, profits or premiums obtained by increasing the nominal value of shares;

4.

distribution of reserves or of premiums in cash or in kind;

5.

distribution of free securities other than Thomson shares to the shareholders;

6.

absorption, merger or demerger;

7.

buy-back by Thomson of its own shares at a higher price than the market price;

8.

modification to the distribution of profits or creation of preference shares;

9.

redemption of share capital;

10.

issue of shares or other equity securities giving access to the share capital of Thomson with no preferential subscription rights at a discount to the market price (by way of private placement and/or public offering, or reserved share capital increase to designated persons or categories of persons);

which Thomson may carry out following the Closing Date and the Record Date of which (as defined herein) falls before the Redemption Date or the early redemption date, the rights of the NRS holders will be preserved by effecting an adjustment of the Redemption Ratio and the Interest Payment Ratio up to the Redemption Date or by early redemption in accordance with the following terms.

The Record Date means the date at which the then current shareholdings in Thomson will be taken as determinative of which shareholders are entitled to receive the dividend, distribution or allocation announced or approved, or likely to be announced or approved, on that date.

Translation for information purposes only

This adjustment will be carried out in order to equalise, to the nearest thousandth of a share, the value of the shares that would have been obtained if the NRS had been redeemed immediately prior to the completion of one of the relevant transactions mentioned above, and the value of the shares that would have been obtained if the NRS had been redeemed immediately after the completion of such transaction.

In the case of adjustments carried out in accordance with points 1 to 10 above, the new Redemption Ratio and Interest Payment Ratio will be determined to the nearest thousandth (0.0005 being rounded up to the next thousandth, i.e. 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated Redemption Ratio and Interest Payment Ratio. However, the NRS may only give rise to the issue of a whole number of shares, the method of treating fractional shares being set out below (see paragraph 1.11 “Provisions for fractional entitlements”)

1.

(a)

In the event of financial transactions carrying listed preferential subscription rights, including the issuance of preference shares, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to commencement of the relevant transaction by the following formula and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the commencement of the relevant transaction by the following formula:

share price ex subscription right + price of subscription right share price ex subscription right

For the purpose of this calculation, the share price ex preferential subscription right and the price of the preferential subscription right will be determined on the basis of the average opening price of the relevant securities on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market on which shares and subscription rights are both listed) during the subscription period of such rights.

(b)

In the event of financial transactions effected through the free allotment of listed warrants to shareholders with a right to participate in the placement of securities created through the exercise of the warrants not exercised by their holders during the exercise period open to them, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the commencement of the relevant transaction by the following formula and the new Interest Payment Ratio will determined by multiplying the Interest Payment Ratio applicable prior to the commencement of the relevant transaction by the following formula:

share price ex warrant + warrant price
share price ex warrant

For the purpose of this calculation:

•

the share price ex warrant will be established by calculating the weighted average of (i) the share price listed on Euronext Paris (or, if not listed on Euronext Paris, on another regulated or similar market on which the shares are listed) over all of the trading days of the exercise period, and (ii) (a) the purchase price of the securities sold through the placement, if they are shares of the same class as existing Thomson shares, taking into account the volume of shares allotted through the placement, or (b) the price listed on Euronext Paris (or if not listed on Euronext Paris, on another regulated or similar market on which the shares are listed) on the day the purchase price is fixed for the securities sold through the placement, if they are not shares of the same class as existing Thomson shares;

Translation for information purposes only

•

the warrant price will be equal to the weighted average of (i) the warrant price listed on Euronext Paris (or if not listed on Euronext Paris, on another regulated or similar market on which the warrants are listed) during the trading days of the exercise period, and (ii) the implicit value of the warrants calculated by reference to the purchase price of the securities sold through the placement – which corresponds to the difference (if positive), taking into account the exercise ratio of the warrants, between the purchase price of the securities sold through the placement and the subscription price of the securities - taking into account the volume of the securities sold through the placement as a result of the exercise of the warrants.

2.

In the event of the distribution of free shares or the division or consolidation of shares, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the commencement of the relevant transaction by the following formula and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the commencement of the relevant transaction by the following formula:

number of shares in issue after the transaction
number of shares in issue before the transaction

3.

In the event of an increase in capital by way of incorporation of reserves, profits or premiums obtained by increasing the nominal value of Thomson’s shares, the nominal value of the shares which the NRS holders shall be able to acquire in redemption for the NRS and in payment for any accrued interest will be duly increased.

4.

In the event of the distribution of reserves or premiums in cash or in kind, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the commencement of the relevant transaction by the following formula and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the commencement of the relevant transaction by the following formula:

share price before the distribution
share price before the distribution - cash distributed per share or cash amount of the securities or assets allocated per share

For the purpose of calculating this formula:

•

the share price before distribution will be calculated on the basis of the volume weighted average share price quoted on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market on which the shares are listed) over the last three trading days preceding the date when the shares are listed ex-distribution;

•

if the distribution is made in kind:

o

in the event of a distribution of securities already traded on a regulated or similar market on the date of the distribution, the value of the securities distributed will be calculated as above;

o

in the event of a distribution of securities not yet traded on a regulated or similar market on the date of the distribution, the value of the securities shall be determined on the basis of the weighted average share price listed on the regulated or similar market during the first three trading days following the date of the distribution on which the securities are listed if they are listed during the ten trading days following the distribution; and

Translation for information purposes only

o

in all other cases ((i) distribution of securities not traded on a regulated or similar market, or (ii) traded during less than three trading days for the ten trading day period set out above, or (iii) distribution of assets), the value of the securities or the assets will be determined by an independent expert of international reputation chosen by Thomson.

5.

In the event of the free distribution of securities other than the shares of Thomson, and subject to paragraph 1.b) above, the new Redemption Ratio and the new Interest Payment Ratio will be determined as follows:

(a)

if the right to the free distribution of securities is listed on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market on which the shares are listed), the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the commencement of the relevant transaction by the following formula and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the commencement of the relevant transaction by the following formula:

share price ex right to the free distribution + price of the free distribution right share price ex right to the free distribution

For the purpose of this calculation:

•

the price of the share ex right to the free distribution will be determined on the basis of the volume weighted average opening price quoted on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market on which the shares are listed) of the share ex the right to the free distribution during the first three trading days after the date on which the Thomson shares are listed ex right to the free distribution;

•

the value of the right to the free distribution will be determined in accordance with the preceding paragraph.  If the right to the free distribution is not listed for at least each of these three trading days, its value will be determined by an independent expert of international reputation chosen by Thomson.

(b)

if the right to the free distribution of securities is not listed on Euronext Paris (or on another regulated market or similar market), the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the commencement of the relevant transaction by the formula below and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the commencement of the relevant transaction by the formula below:

share price ex right to the free distribution + value of the securities allotted with respect to each share share price ex right to the free distribution

For the purpose of this calculation:

•

the price of the share ex the right to the free distribution will be determined according to paragraph (a) above.

•

if the securities allotted are listed, or likely to be listed, on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market), during the ten trading day period commencing on the date on which the shares are listed ex-distribution, the price of the securities allotted with respect to each share will be calculated on the basis of the volume weighted average price of the relevant securities on the relevant market during the first three trading days, within this ten trading day period, during which the relevant securities are listed.  If the securities allotted are not listed for at least each of these three trading days, the price of the securities allotted with respect to each share will be determined by an independent expert of international reputation chosen by Thomson.

Translation for information purposes only

6.

In the event of the absorption of Thomson by another company, or a merger with one or several other companies to form a new company, or the subsequent demerger of that company, the NRS will be redeemed in shares of the absorbing company, the new company or the surviving company or the companies resulting from the demerger (the Substitute Shares).

The new Redemption Ratio will be calculated by multiplying the Redemption Ratio applicable to the relevant transaction by the exchange ratio of Thomson shares into Substitute Shares, and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to such transaction by the exchange rate of Thomson shares into Substitute Shares.

The absorbing, new or surviving company will replace Thomson in relation to the application of the provisions set out above which seek to preserve the rights of the NRS holders in respect of financial transactions and, in general, to ensure the respect of the rights of the NRS holders in accordance with applicable legal, regulatory and contractual conditions.

7.

In the event of the buy-back by Thomson of its own shares at a higher price than the market price, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the buy-back by the formula below and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the purchase by the formula below:

share price x (1- Pc %)
share price – Pc% x buy-back price

For the purpose of this calculation:

•

share price means the volume weighted average of the Thomson share price on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market) during the three trading days prior to the buy-back;

•

Pc % means the percentage of capital bought-back; and

•

purchase price means the effective buy-back price (by definition higher than the price on the stock exchange).

8.

In the event of a change by Thomson in its distribution of profits (including by the issue of preferred shares), the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the modification by the formula below and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the modification by the formula below:

share price before the change in the distribution of profits
Share price before the change to the distribution of profits - reduction of the right to share in profits per share

For the purpose of this calculation:

•

The share price before the change in the distribution of profits will be calculated on the basis of the volume weighted average share price quoted on Euronext Paris during the three trading days preceding the date of the change.

•

The reduction of the right to profit in relation to each share will be evaluated by an independent expert of international reputation chosen by Thomson.

Translation for information purposes only

9.

In the event of the redemption of share capital, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the redemption by the formula below and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the redemption by the formula below:

share price before the redemption
share price before the redemption – amount of the capital redemption per share

For the purpose of this calculation, the share price before the redemption will be calculated on the basis of the volume weighted average share price quoted on Euronext Paris (or, if not listed on Euronext Paris, on another regulated market or similar market on which the shares are listed) during the three trading days immediately preceding the date on which the shares are listed ex redemption.

10.

In the event of an issue of shares or other equity securities giving access to the share capital of Thomson, including preference shares, with no preferential subscription rights (by way of private placement and/or public offering, or reserved share capital increase to designated persons or categories of persons) at a discount to the market price, the new Redemption Ratio will be determined by multiplying the Redemption Ratio applicable prior to the issue by the formula below and the new Interest Payment Ratio will be determined by multiplying the Interest Payment Ratio applicable prior to the issue by the formula below:

(N+n)*M
N*M+n*SP

For the purpose of this calculation:

•

N : total number of shares prior to the issue

•

M: market price calculated on the basis of the volume weighted average share price quoted on Euronext Paris during the last three trading days preceding the date of the announcement of the issue (which includes the pricing conditions)

•

n : number of shares to be issued

•

SP : subscription price of the equity securities giving access to the issued share capital of Thomson

In the event that Thomson carries out transactions in relation to which no adjustment has been provided for under points 1 to 10 above and where a subsequent law or regulation requires an adjustment to be made, Thomson will make this adjustment in accordance with the applicable legal or regulatory provisions, taking account of the usual practices in the French market. In the event that Thomson’s ordinary shares are no longer admitted to trading on Euronext Paris (or another regulated market), the values which are referred to above will be determined by an independent expert of international reputation selected by Thomson.

1.10.4

Information of NRS holders in the event of adjustments

In the event of adjustments being made, the new Redemption Ratio and the new Interest Payment Ratio will be communicated to the NRS holders by way of a notice published in the bulletin of mandatory legal announcements (Bulletin des annonces légales obligatoires) according to the provisions of article R. 228-92 of the French Commercial Code, by a notice in a financial newspaper with national and international circulation and by a NYSE Euronext notice.

The board of directors will set out the calculation method and the results of any adjustment in the annual report following the adjustment.

Translation for information purposes only

1.11

Provisions for fractional entitlements

At the time of redemption of the NRS in shares and the payment of interest referred to in paragraph 1.7.2, each NRS holder will be entitled to a number of shares calculated as being equal to the sum of (A) and (B) as follows:

(a)

by multiplying the number of NRS to be redeemed by the Redemption Ratio applicable on the Redemption Date or on the date of early redemption (A); and

(b)

by multiplying the number of NRS to be redeemed by the Interest Payment Ratio applicable on the Redemption Date or on the date of early redemption (B).

If the number of shares calculated as being equal to the sum of (A) and (B) is not a whole number, the NRS holder may demand either:

(a)

the immediately prior whole number of shares; in this case, the NRS holder will be paid an amount equal to such fractional share multiplied by the closing share price of the Thomson shares, as quoted on Euronext Paris on the last day of trading prior to the Redemption Date or the date of the request for early redemption, as applicable; or

(b)

the immediately next whole number of shares, on condition that Thomson is paid the amount equal to such additional fraction of share multiplied by the closing share price of the Thomson shares, as quoted on Euronext Paris on the last day of trading prior to the Redemption Date or the date of the request for early redemption, as applicable.

1.12

Payment on trading days

If the due date for a payment in relation to the NRS does not fall on a trading day, the NRS holder will not receive payment until the first trading day following such date, and will not receive any interest or other supplementary payment as a result of such deferred payment.

2.

TAX PROVISIONS

All payments made by the Company or a successor (each, a Payor) under, or with respect to, the NRS will be made free and clear of and without withholding or deduction for, or on account of, any present or future taxes, duties, levy, impost, deductions, withholdings, in each case in the nature of taxation, and on account of tax wherever imposed by any taxing authority (including penalties, interest and other liabilities related thereto) (collectively, Tax or Taxes), imposed, levied, collected, assessed or required to be withheld by or on behalf of (1) the Republic of France or any political subdivision or governmental authority thereof, or (2) any other jurisdiction in which the Payor is organized, resident or engaged in business, or through which any payment is made by the Payor on or in respect of the NRS, or any political subdivision or governmental authority thereof (in each of paragraphs (1) and (2), a Relevant Taxing Jurisdiction) unless the withholding or deduction of such Taxes is then required by law.

Translation for information purposes only

If any deduction or withholding for, or on account of, any Tax of any Relevant Taxing Jurisdiction will at any time be required from any payments made with respect to the NRS, including, but not limited to, on income deemed distributed (if any) under article 39.1.3° of the Code Général des Impôts (French Tax Code), payments of principal, redemption price, interest or premium, if any, the Payor will pay to the Relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and will pay (together with such payments) such additional amounts (Additional Amounts) as may be necessary in order that the net amounts received in respect of such payments by each holder and beneficial owner of the NRS (including, for the avoidance of doubt, any assignee and/or transferee of the NRS), as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable in relation to any payment in respect of any NRS:

(a)

to, or to a third party on behalf of, a holder of NRS with respect to any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is a trust, partnership or corporation or any person other than the holder to whom the NRS or any amount payable thereon is attributable for the purposes of such Tax) and the Relevant Taxing Jurisdiction, other than the mere holding of the relevant NRS or the receipt of payments thereunder or in respect thereof, including, without limitation, such NRS holder (or such other person described in the above parenthesis) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein; provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Payor, after the NRS Closing Date, opening an office in, moving an office to, reincorporating in, or changing the Relevant Taxing Jurisdiction from or through which payments on account of NRS are made to, the Relevant Taxing Jurisdiction imposing the relevant Tax; or

(b)

where such withholding or deduction of any Tax is imposed with respect to any holder of a NRS that would not have been imposed but for the delay or failure by such holder (following a written request by the Payor) in the filing with the Relevant Taxing Jurisdiction of such forms, certificates, documents and returns (collectively, together with instructions for completing the same, Forms) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any filings or renewals of filings that may from time to time be required by the Relevant Taxing Jurisdiction), provided that (i) the filing of such Forms would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any person and (ii) such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Payor no later than 90 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c)

where such withholding or deduction results from the provisions of Section 125(A)(III) of the French Tax Code with respect to payments made in non-cooperative jurisdictions as defined by French tax law [or to beneficiaries established or domiciled in non-cooperative jurisdictions as defined by French tax law].1 This paragraph (c) will not apply to payments made to holders of NRS (i) resident in the United States, the United Kingdom or Germany for the purpose of the tax treaty between France and such countries and (ii) who are entitled to benefit from the provisions of such tax treaties in respect of such payments;

1 To be finalised based on the final version of the Loi de Finances Rectificative pour 2009.

Translation for information purposes only

(d)

with respect to withholding tax on income deemed distributed under article 39.1.3˚ of the French Tax Code, if any, except if such withholding  tax is due on payments made with respect to NRS subscribed by such holder upon their issuance;

(e)

as a result of a combination of any of (a) to (d) above.

If the Payor makes a payment of an Additional Amount to a holder of NRS, and the withholding or deduction in respect of which such Additional Amount was paid is refundable to the holder upon the filing of one or more Forms, such holder shall complete and submit such Forms if they are provided to such holder by the Payor, provided that the provision, submission and completion of such Forms shall be subject to the provisions of section (b) above.  If any Additional Amounts are paid by the Payor and if such holder at its good faith discretion determines that it has received or been granted a refund of, credit for or remission for such withholdings or deductions, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit or remission, reimburse to the Payor such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Tax, deduction or withholding.  Nothing herein contained shall interfere with the right of the NRS holder to arrange its tax affairs in whatever manner it thinks fit and, in particular, no NRS holder shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any NRS holder to disclose to the Payor any information relating to its tax affairs or any computation in respect thereof.

If the Payor is required by any applicable law, as modified by the practice of the taxation or other authority of any Relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Payor would be required to pay any additional amount under this section, but for whatever reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the NRS holder, and such holder pays such liability, then the Payor will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Payor) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the Relevant Taxing Jurisdiction.

The Payor will furnish the NRS holder, promptly and in any event within 60 days after the date of any payment by the Payor of any Tax in respect of any amounts paid in respect of the NRS, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Payor, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any NRS holder.

Translation for information purposes only

ANNEX 2
TERMS AND CONDITIONS OF DISPOSAL PROCEEDS NOTES REDEEMABLE IN CASH OR IN ORDINARY SHARES OF THOMSON – DPN

The notes redeemable in cash or in ordinary shares of Thomson SA (Thomson or the Company), which are linked to the disposal proceeds of certain of Thomson’s non-core assets will be issued in three series (hereafter, the DPN):

DPN  redeemable in cash or in ordinary shares of Thomson on 31 December 2010 will be issued for a nominal amount per DPN of:

•

100 euros (Euro DPN);

•

100 US dollars (US$ DPN); and

•

100 pounds sterling (£ DPN).

These three series will be divided as follows: [●] euros, [●] US dollars, [●] pounds sterling.

The DPN issuance was decided by a resolution of Thomson’s shareholders on [● January 2010] and by a decision of Thomson’s board of directors on [● 2010].

1.

DEFINITIONS

For the purposes of the terms and conditions of the DPN:

£ DPN has the meaning set forth in the preamble;

Acceleration Event means:

(a)

the Facility Agent exercising any of its rights under paragraph (a)(ii) of Clause 16.3 (Acceleration) of the New Term Loan Facilities or paragraph (a)(iii) of Clause 16.3 (Acceleration) of the New Term Loan Facilities, to request the repayment of part or all of the amounts owing under the New Term Loan Facilities; or

(b)

the Required Holders (as defined in Schedule B to the New Note Purchase Agreement) exercising their rights under Clause 13.01 (Acceleration) of the New Note Purchase Agreement;

Aggregate DPN Excess Cashflow means the proportion of the Excess Cashflow allocated to DPN under the Intercreditor Agreement;

Amount per DPN on Cash Redemption of Equity Component (Currency Equivalent) means the Currency Equivalent of the Amount per DPN on Cash Redemption of Equity Component (Euro Equivalent)

Amount per DPN on Cash Redemption of Equity Component (Euro Equivalent) means the Euro Equivalent of the proportion of the aggregate cash amount allocated by Thomson to the redemption of the aggregate Total Equity Component per DPN of all DPN allocated to each DPN, calculated in accordance with the following formula:

Confidential

Translation for information purposes only

where:

s

 is the Amount per DPN on Cash Redemption of Equity Component (Euro Equivalent);

S

 is the Euro Equivalent of the aggregate cash amount allocated by Thomson to the redemption of all or part of the aggregate Total Equity Component per DPN of all DPN;

a

 is the outstanding number of Euro DPN on the Redemption Date;

b

 is the outstanding number of US$ DPN on the Redemption Date divided by the applicable Spot Exchange Rate published two business days prior to the Redemption Date;

c

 is the outstanding number of ₤ DPN on the Redemption Date divided by the applicable Spot Exchange Rate published two business days prior to the Redemption Date;

TC

 is the Spot Exchange Rate applicable to the Euro DPN, US$ DPN or £ DPN, as applicable, published two business days prior to the Redemption Date;

Available Amounts has the meaning set forth in article 1.1 of the New Term Loan Facilities and Schedule B of the New Note Purchase Agreement;

Cashflow has the meaning set forth in article 15.5 of the New Term Loan Facilities and Schedule I of the New Note Purchase Agreement;

Cash Interest Component per DPN means the amount of interest on each DPN that is paid in cash in accordance with paragraph 8.2;

Cash Par Value Component per DPN means the principal amount of each DPN that is redeemed in cash in accordance with paragraph 9.1;

Closing Date means the date on which the DPN are issued by Thomson in consideration for the payment of the corresponding issue price by way of set-off against due and payable debts of the subscribers against the Company;

Company means Thomson;

Currency Equivalent means, in relation to the determination of the currency equivalent of any amount expressed in euro, its equivalent in the relevant currency calculated at the spot exchange rate for the euro/relevant currency, as published by the European Central Bank on its website at 15.00 (Paris time) on the date of such determination, provided that in relation to the determination of the Currency Equivalent of any amount that had previously been expressed as a Euro Equivalent for the purposes of this Agreement, the rates prevailing on the date of the prior currency conversion shall be used;

Discharge Date means the date on which the Total Equity Component per DPN and the Total Cash Component per DPN of all the DPN have been fully paid.

Distress Event means any of:

(a)

an Acceleration Event; or

(b)

the enforcement of any Security;

DPN Holder means a person that holds DPN;

Equity Interest Component per DPN means the amount of interest on each DPN that is paid in shares in accordance with paragraph 8.2;

Confidential

Translation for information purposes only

Equity Par Value Component per DPN means the principal amount of each DPN that is redeemed in shares in accordance with paragraph 9.1;

Euro DPN has the meaning set forth in the preamble;

Euro Equivalent means, in relation to the determination of any amount denominated or expressed in:

(a)

euro, its amount; and

(b)

any other currency, its equivalent in euro calculated at the spot exchange rate for the euro/relevant currency, as published by the European Central Bank on its website at 15.00 (Paris time) on the date of such determination;

Excess Cashflow has the meaning set forth in article 15.5 of the New Term Loan Facilities and Schedule I of the New Note Purchase Agreement;

Excess Cashflow per DPN (Currency Equivalent) means the Currency Equivalent of the Excess Cashflow per DPN (Euro Equivalent);

Excess Cashflow per DPN (Euro Equivalent) means the Euro Equivalent of the proportion of the Aggregate DPN Excess Cashflow allocated to each DPN, calculated in accordance with the following formula:

where:

Y

 is the Excess Cashflow per DPN (Euro Equivalent);

EC

 is the Euro Equivalent of the Aggregate DPN Excess Cashflow;

p

 is the outstanding number of Euro DPN on the Redemption Date;

q

 is the outstanding number of US$ DPN on the Redemption Date divided by the applicable Spot Exchange Rate published two business days prior to the Redemption Date;

r

 is the outstanding number of ₤ DPN on the Redemption Date divided by the applicable Spot Exchange Rate published two business days prior to the Redemption Date;

TC

 is the Spot Exchange Rate applicable to the Euro DPN, the US$ DPN and the ₤ DPN, as applicable, published two business days prior to the Redemption Date.

Facility Agent means the facility agent appointed under the New Term Loan Facilities or its successor appointed according to the terms of the New Term Loan Facilities;

Group means the Company and its subsidiaries within the meaning of article L. 233-3 of the French Commercial Code;

Intercreditor Agreement means the intercreditor agreement, dated as of [●], among the lenders party to the New Term Loan Facilities, Noteholders, the DPN Holders, the Company and certain subsidiaries of the Company;

Confidential

Translation for information purposes only

Net Disposal Proceeds from Non-core Assets means, on the Redemption Date, the aggregate amount corresponding to the aggregate of the cash sums received by the Company or any member of its Group, on or before the Redemption Date from the disposal of Non-core Assets, less all fees and expenses of advisers (in particular legal, tax, accounting or financial advisers) and all other liabilities and charges (including pension obligations, restructuring costs, etc.), including those of a fiscal nature, committed or incurred by Thomson or any other Group company as a result of the disposal of Non-core Assets, the distribution or transfer of such disposal proceeds and the closure or restructuring of all or part of the Non-core Assets which are not disposed of by the Group on the Redemption Date, subject to Thomson justifying:

-

with regards to sums paid out, that their payment effectively occurred between the Closing Date and the Redemption Date; or

-

with regards to other liabilities and charges, that they must be recorded as such no later than the Redemption Date;

Net Disposal Proceeds from Non-core Assets per DPN (Currency Equivalent) means the Currency Equivalent of the Net Disposal Proceeds from Non-core Assets per DPN (Euro Equivalent);

Net Disposal Proceeds from Non-core Assets per DPN (Euro Equivalent) means the Euro Equivalent of the proportion of the Net Disposal Proceeds from Non-core Assets allocated to each DPN, calculated in accordance with the following formula:

where:

x

 is the Net Disposal Proceeds from Non-core Assets per DPN (Euro Equivalent);

NDP

 is the Euro Equivalent of the Net Disposal Proceeds from Non-core Assets;

a

 is the outstanding number of Euro DPN on the Redemption Date;

b

 is the outstanding number of US $ DPN on the Redemption Date divided by the applicable Spot Exchange Rate published two business days prior to the Redemption Date;

c

 is the outstanding number of £ DPN on the Redemption Date divided by the applicable Spot Exchange Rate published two business days prior to the Redemption Date; and

TC

 is the Spot Exchange Rate applicable to the Euro DPN, the US$ DPN and the £ DPN, as applicable, published two business days prior to the Redemption Date ;

New Note Purchase Agreement means the Note Purchase Agreement dated [•] among Thomson, as issuer, certain of its subsidiaries, as guarantors, and the Noteholders identified therein;

New Notes means the senior notes issued pursuant to the New Note Purchase Agreement and any notes issued from time to time in exchange for, or replacement or substitution of, such notes, including upon a transfer, in each case pursuant to the terms of the New Note Purchase Agreement;

New Term Loan Facilities means the loans of an aggregate original principal amount of [●] euros and [●] US dollars granted to Thomson pursuant to a credit agreement dated [●] among Thomson, as borrower, certain of its subsidiaries, as guarantors, [●], as facility agent, and the financial institutions identified therein as lenders;

Non-core Assets means, together, the entities and assets of the Thomson group which are dedicated to the business carried out by Grass Valley, PRN and Screenvision US, as well as the other non-core assets, as determined by the Company and not subject to any security under the terms of the Reinstated Debt;

Noteholders means the holders of the New Notes;

Prepayment Accounts means the interest bearing accounts denominated in euros, US dollars and pounds sterling to which proceeds of the disposals of Non-core Assets shall be credited;

Redemption Date means 31 December 2010;

Confidential

Translation for information purposes only

Reinstated Debt means the New Term Loan Facilities and the New Notes;

Security means any security (sureté réelle), mortgage, pledge, lien or any other agreement (including a right of set-off) having a similar effect;

Spot Exchange Rate means:

•

for Euro DPN, 1;

•

for US$ DPN, the spot exchange rate for euro/US dollars published by the European Central Bank on its website at 15.00 (Paris time);

•

for £ DPN, the spot exchange rate for euro/pounds sterling published by the European Central Bank on its website at 15.00 (Paris time);

Total Cash Component per DPN means the aggregate of the Cash Par Value Component per DPN and the Cash Interest Component per DPN;

Total Equity Component per DPN means the aggregate of the Equity Par Value Component per DPN and the Equity Interest Component per DPN; and

US$ DPN has the meaning set forth in the preamble.

2.

NATURE AND CATEGORY OF DPN

The DPN will constitute transferable securities giving access to share capital within the meaning of article L.228-91 et seq. of the French Commercial Code.

The DPN will be issued in euros, US dollars and pounds sterling. Unless otherwise specified, the DPN will be identical in all respects regardless of their currency of issue.

The DPN will not be listed on a regulated or unregulated market.

3.

APPLICABLE LAW AND COMPETENT COURTS

The DPN will be governed by French law.

The competent courts in the event of any dispute will be those located in the same place as the Company’s registered office, and will be designated on the basis of the nature of the dispute, unless otherwise provided for in the French Civil Procedure Code.

4.

FORM AND METHOD OF ACCOUNT ENTRY

The DPN will be held in registered form and will be represented by an account recorded by [●], appointed by Thomson.

It is expected that accounts will be credited with the DPN on the Closing Date and that the DPN will be tradable with effect from the Closing Date.

No certificate representing the DPN will be created pursuant to the provisions of Article R. 211-7 of the French Monetary and Financial Code.

5.

NOMINAL VALUE – ISSUE PRICE

The nominal value of each DPN will be:

•

100 euros for the Euro DPN;

Confidential

Translation for information purposes only

•

100 US dollars for the US$ DPN; and

•

100 pounds sterling for the £ DPN.

The DPN will be issued at par, being an issue price equal to 100% of the nominal value of each of the DPN, payable in full on the Closing Date by way of set-off against due and payable debts of the subscribers against the Company.

6.

RANKING

Subject to the terms of the Intercreditor Agreement, the DPN constitute direct, general, unconditional and unsubordinated obligations of Thomson, ranking pari passu amongst themselves and, subject to any mandatory legal exceptions,  pari passu with all other present or future unsecured unsubordinated debt of Thomson.

The DPN are secured by a first ranking security over the Prepayment Accounts but otherwise are not secured by any other security interest granted by the Company or its subsidiaries.

7.

APPLICATION OF THE NET DISPOSAL PROCEEDS FROM NON-CORE ASSETS

The Company will ensure that all Net Disposal Proceeds from Non-core Assets are credited to the Prepayment Account within 5 business days of receipt.

On the Redemption Date, the Company shall apply all Net Disposal Proceeds from Non-core Assets to the redemption of the DPN and the payment of interest in accordance with paragraphs 8 and 9.

In the event that Net Disposal Proceeds from Non-core Assets exceed the amount required to redeem the DPN (together with all accrued interest) in full, then such excess amount shall be applied in accordance with the provisions of the Intercreditor Agreement.

8.

ENTITLEMENT DATE AND INTEREST

8.1

Date of entitlement to DPN

The Closing Date.

8.2

Annual interest

The interest due on the DPN will be paid, as applicable, in ordinary shares of Thomson, in cash, or partly in ordinary shares of Thomson and partly in cash, on the Redemption Date.

Each DPN will carry interest at a rate of 10 % per annum from the Closing Date (inclusive), to the Discharge Date (exclusive).  The interest shall be compounded if, within the meaning of article 1154 of the French Civil Code, such interest is due for at least one year.

Interest due in respect of each DPN shall be payable on the Redemption Date:

-

in cash (in euro, US dollars or pounds sterling, according to their currency of issue) in an amount equal to (i) the sum of the Net Disposal Proceeds from Non-core Assets per DPN (Currency Equivalent) and (ii) the Excess Cashflow per DPN (Currency Equivalent) in excess of the amount to be paid in respect of the Cash Par Value Component per DPN for that DPN, in accordance with paragraph 9.1;

-

in ordinary shares of Thomson in respect of the balance, if any.

The number of shares to be issued in respect of the redemption of the Equity Interest Component per DPN of each DPN, if any, shall be calculated by dividing the Euro Equivalent of the Equity Interest Component per DPN by the volume weighted average price per ordinary share of Thomson on Euronext Paris as calculated by NYSE Euronext over a period of forty trading days ending on the third trading day prior to the Redemption Date.

Confidential

Translation for information purposes only

For the purposes of calculating the number of shares to be issued to the relevant DPN Holders in respect of the redemption of the Equity Interest Component per DPN of the US$ DPN and £ DPN, such values shall be calculated using the applicable Spot Exchange Rate published two business days prior to the Redemption Date.

All shares issued in respect of each Equity Interest Component per DPN will carry dividend rights as from the date of their issuance.

Subject to paragraph 9.4, any amount of interest relating to an interest period that is shorter than a whole year shall be calculated on the basis of the annual rate of interest as indicated above, amended to reflect the actual number of days in the relevant period and using a 365-day year.

9.

REDEMPTION OF THE DPN

9.1

Redemption of the DPN on the Redemption Date

Unless the DPN have been redeemed prior to their maturity in accordance with paragraph 9.4, the Company shall redeem each DPN on the Redemption Date on the following terms.

Redemption will occur on the Redemption Date for each DPN:

-

in cash (in euros, US dollars or pounds sterling, according to their currency of issue) for an amount (up to a maximum of its par value) equal to the sum of the Net Disposal Proceeds from Non-core Assets per DPN (Currency Equivalent) and the Excess Cashflow per DPN (Currency Equivalent); and

-

subject to the provisions of paragraph 9.3, in shares for the remaining balance, if any.

The number of shares to be issued in respect of the redemption of the Equity Par Value Component per DPN of each DPN, if any, shall be calculated by dividing the Euro Equivalent of the Equity Par Value Component per DPN by the volume weighted average price per ordinary share of Thomson on Euronext Paris as calculated by NYSE Euronext over a period of forty trading days ending on the third trading day prior to the Redemption Date.

For the purposes of calculating the number of shares to be issued to the relevant DPN Holders in respect of the redemption of the Equity Par Value Component per DPN of the US$ DPN and £ DPN, such values shall be calculated using the applicable Spot Exchange Rate published two business days prior to the Redemption Date.

During the forty trading days prior to the Redemption Date, Thomson shall not carry out any financial transactions in relation to its securities (in particular, and without limitation, any share capital increase or any issue of equity-linked securities) that could be likely to have a material impact on the price of Thomson shares.

All shares issued in respect of each Equity Par Value Component per DPN will carry dividend rights as from the date of their issuance.

The Company is not able to issue new shares at a price below the nominal value of shares.  Accordingly, in the event that the volume weighted average price per ordinary share of Thomson on Euronext Paris over a period of forty trading days ending on the third trading day prior to the Redemption Date, as calculated by NYSE Euronext, is lower than the nominal value of the ordinary shares of Thomson in issue at such date, the Company shall issue the DPN Holders with a number of new shares per DPN equal to the Total Equity Component per DPN divided by the nominal value of the shares at the Redemption Date and pay the balance in cash.

9.2

Redemption if insufficient shareholder authorisation on Redemption Date

In the event that Thomson does not have sufficient shareholder authorisation to issue the number of new ordinary shares to be issued to the DPN Holders in respect of the aggregate Total Equity Component per DPN of all DPN, the DPN Holders shall have an aggregate claim against the Company for the amount (in euros, US dollars or pounds sterling, according to their currency of issue) of the aggregate Total Equity Component per DPN of all DPN  which has not been redeemed and paid in shares as a result of such shortfall. In such a case, the nominal value of each DPN will be reduced, with effect from the Redemption Date until the Discharge Date by the Cash Par Value Component per DPN and the number of shares actually issued by the Company per DPN in respect of the Equity Par Value Component per DPN.

Confidential

Translation for information purposes only

Each DPN will continue to carry compound interest in accordance with paragraph 8.2.

In addition, except where the Total Equity Component per DPN is redeemed in cash at Thomson’s discretion (in accordance with paragraph 9.3), the Company undertakes to put a resolution relating to a reserved capital increase to a new shareholders’ meeting in order to enable the issue of the shares required to redeem the outstanding proportion of the  Total Equity Component per DPN of all the DPN, which shall be set-off against the subscription price of new Thomson shares.

In such a case, the number of shares to be issued to each DPN Holder by way of full and final settlement of its claim against the Company in respect thereof shall be calculated by dividing the amount of the DPN Holder’s claim (inclusive of unpaid interest) by the volume weighted average price per ordinary share of Thomson on Euronext Paris over a period of forty trading days ending on the third business day prior to the date on which such general meeting is convened (notice of meeting). For the purposes of calculating the number of shares to be issued to the DPN Holders in respect of the US$ DPN and the £ DPN, such amounts shall be calculated using the applicable Spot Exchange Rate published three business days prior to the date on which the general meeting is convened (notice of meeting).

In the absence of such reserved capital increase being completed by 30 June 2011, the claims of each DPN Holder (inclusive of unpaid interest) shall become immediately payable on such date in cash (in euros, US dollars or pounds sterling, according to their currency of issue) upon demand.

For the avoidance of doubt, any shortfall in shareholder authorisation shall not affect the obligation of the Company to pay the full amount of the Total Cash Component per DPN on the Redemption Date. Furthermore, the amount of the Equity Par Value Component per DPN which could not be redeemed in shares as a result of the shortfall in shareholder authorisation shall continue to carry interest until its full redemption.

The shares issued in respect of the Total Equity Component per DPN will carry a right to dividends as from the date of their issuance.

9.3

Redemption of the Total Equity Component per DPN in cash at Thomson’s discretion

On the Redemption Date, Thomson may redeem all or part of the aggregate Total Equity Component per DPN of all the DPN in cash (in euros, US dollars or pounds sterling, according to their currency of issue), after prior notification to the DPN Holders at least 3 business days before the Redemption Date. Once made, such notification shall be irrevocable.

In the event of a partial cash redemption of the aggregate Total Equity Component per DPN of all of the DPN:

-

Thomson shall redeem a minimum nominal amount equivalent to 15,000,000 euros (determined, as regards the amounts to be redeemed in US dollars or pounds sterling, by reference to the applicable Spot Exchange Rate published two business days prior to the Redemption Date); and

-

each DPN shall be redeemed in cash (in addition to the Total Cash Component per DPN) for an amount equal to the Amount per DPN on Cash Redemption of Equity Component (Currency Equivalent).

The aggregate Total Equity Component per DPN of all the DPN may be redeemed in cash (i) only by using Available Amounts at the Redemption Date, and (ii) provided that Thomson is in compliance with its undertakings under the Reinstated Debt.

In accordance with paragraph 9.2 above, if, following Thomson’s general shareholders meeting, there is insufficient shareholder authorisation to permit the issuance of the total number of new ordinary shares to the DPN Holders in respect of the outstanding aggregate Total Equity Component per DPN of all the DPN, Thomson will be able, until 30 June 2011, to redeem all or part of the outstanding aggregate Total Equity Component per DPN of all the DPN in cash, subject to compliance with the provisions of this paragraph 9.3, mutatis mutandis, on the date of such redemption.

Confidential

Translation for information purposes only

9.4

 Early redemption in cash in the event of a Distress Event

Subject to the terms of the Intercreditor Agreement, if, between the Closing Date and the Redemption Date, a Distress Event occurs, the outstanding par value of each DPN together with all interest payable to the Redemption Date (exclusive) will become immediately and mandatorily redeemable and shall be paid in accordance with the terms and conditions of the Intercreditor Agreement.

9.5

 Cancellation

In accordance with applicable law, the DPN redeemed at the Redemption Date or by early redemption shall be cancelled and may not be reissued.

9.6

 Restrictions on buy-backs

Neither Thomson nor any company controlled by Thomson (within the meaning of article L.233-3 of the French Code of Commerce) may purchase any or all of the DPN from their respective holders.

9.7

 Restrictions applicable to cash payments

The Company will not make any cash payment in respect of the DPN or related interest, in the event of an event of default occurring under the New Term Loan Facilities or the New Notes pursuant to which the Company will have received notice not to make any such payments.

9.8

 Prescription

Claims for the redemption of principal and payment of interest shall be void after a period of five years from the relevant due date.

10.

REPRESENTATION OF THE DPN HOLDERS

10.1

Representation of the Euro DPN holders

Pursuant to article L. 228-46 of the French Commercial Code, the Euro DPN holders constitute a body (masse) which has a legal personality.

The general meeting of the Euro DPN holders may consider all measures for the purpose of defending the rights of the Euro DPN holders or enforcing the contract pursuant to which the Euro DPN were issued as well as any proposal to modify the terms of such contract. The general meeting of the Euro DPN holders may also consider proposals for the merger or demerger of Thomson in accordance with the provisions of articles L. 228-65-I-3º, L. 236-13 and L. 236-18 of the French Commercial Code. Article L. 228-73 of the French Commercial Code shall also apply.

(a) Representative of the body of Euro DPN  holders

In accordance with article L. 228-47 of the French Commercial Code, the following is appointed as the representative of the body of the Euro DPN holders: [●].

The representative of Euro DPN holders will be remunerated in an amount of [●] euros per year, payable by Thomson. This remuneration will be payable on 31 December of each year until the Redemption Date or the date of early redemption of all of the Euro DPN.

In the absence of any resolution of a general meeting of the Euro DPN holders to the contrary, the representative of DPN Holders will have the power to carry out all acts required to defend the common interests of the DPN Holders on behalf of the body of Euro DPN holders.

The representative of the Euro DPN holders will exercise its functions until its dissolution, its resignation, its removal by the general meeting of the Euro DPN holders or the occurrence of any event that is incompatible with such appointment. Its appointment will terminate automatically upon the Redemption Date or the date of early redemption of Euro DPN. If necessary, this term will be automatically extended until the definitive resolution of any ongoing legal proceedings in which the representative of the Euro DPN holders is involved in its capacity as representative of the Euro DPN holders, and until the execution of any resulting decisions or settlement agreements.

Confidential

Translation for information purposes only

(b) General meetings of the body of Euro DPN holders

In accordance with article L. 228-67 of the French Commercial Code, each Euro DPN will entitle its holder to one vote at the Euro DPN general meeting.

In addition to the remuneration of the representative of the body of Euro DPN holders, Thomson will assume all of the costs of convening and holding general meetings of the Euro DPN holders as well as the costs related to publishing their decisions.

General meetings of Euro DPN holders will be held at the registered office of Thomson or at any other place in the same department or in a neighbouring department specified in the notice of the meeting.

Each Euro DPN holder will have the right, during the period of fifteen days prior to the general meeting of the body of DPN Holders, either personally or by proxy, at the registered office of Thomson, at its place of management or, where applicable, at any other place specified in the notice, to examine or take a copy of the text of the resolutions which are to be proposed and the reports which are to be submitted to the general meeting.

10.2

Representation of US$ DPN holders

The US$ DPN holders constitute a body (masse) which has a legal personality, whose activities are regulated according to the principles set out in paragraph 10.1.

10.3

Representation of ₤ DPN holders

The ₤ DPN holders constitute a body (masse) which has a legal personality, whose activities are regulated according to the principles set out in paragraph 10.1.

11.

PROVISIONS FOR FRACTIONAL ENTITLEMENTS

For the Total Equity Component per DPN, each DPN Holder will be entitled to a number of shares equal to the number of DPN to be redeemed held by such DPN Holder multiplied by the number of shares corresponding to the Total Equity Component per DPN.

If the number of shares calculated in accordance with the above is not a whole number, the DPN Holder will be granted a number of shares rounded up to the next whole number and a cash amount equal to the value of the additional share fraction entitlement due, determined on the basis of the closing price of the Thomson shares, as quoted on Euronext Paris on the last day of trading prior to the Redemption Date, will be deducted from the Total Cash Component per DPN.

12.

PAYMENT ON BUSINESS DAYS

If the due date for a payment in relation to the DPN does not fall on a trading day, the DPN Holder will not receive payment until the first business day following such date, and will not receive any interest or any other supplementary payment as a result of such deferred payment.

13.

TAX PROVISIONS

All payments made by the Company or a successor (each, a Payor) under, or with respect to, the DPN will be made free and clear of and without withholding or deduction for, or on account of, any present or future taxes, duties, levy, impost, deductions, withholdings, in each case in the nature of taxation, and on account of tax wherever imposed by any taxing authority (including penalties, interest and other liabilities related thereto) (collectively, Tax or Taxes), imposed, levied, collected, assessed or required to be withheld by or on behalf of (1) the Republic of France or any political subdivision or governmental authority thereof, or (2) any other jurisdiction in which the Payor is organized, resident or engaged in business, or through which any payment is made by the Payor on or in respect of the DPN, or any political subdivision or governmental authority thereof (in each of paragraphs (1) and (2), a Relevant Taxing Jurisdiction) unless the withholding or deduction of such Taxes is then required by law.

Confidential

Translation for information purposes only

If any deduction or withholding for, or on account of, any Tax of any Relevant Taxing Jurisdiction will at any time be required from any payments made with respect to the DPN, including, but not limited to, on income deemed distributed (if any) under article 39.1.3° of the Code Général des Impôts (French Tax Code), payments of principal, redemption price, interest or premium, if any, the Payor will pay to the Relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and will pay (together with such payments) such additional amounts (Additional Amounts) as may be necessary in order that the net amounts received in respect of such payments by each holder and beneficial owner of the DPN (including, for the avoidance of doubt, any assignee and/or transferee of the DPN), as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts), will not be less than the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable in relation to any payment in respect of any DPN:

(a)

to, or to a third party on behalf of, a holder of DPN with respect to any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is a trust, partnership or corporation or any person other than the holder to whom the DPN or any amount payable thereon is attributable for the purposes of such Tax) and the Relevant Taxing Jurisdiction, other than the mere holding of the relevant DPN or the receipt of payments thereunder or in respect thereof, including, without limitation, such DPN Holder (or such other person described in the above parenthesis) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein; provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Payor, after the DPN Closing Date, opening an office in, moving an office to, reincorporating in, or changing the Relevant Taxing Jurisdiction from or through which payments on account of DPN are made to, the Relevant Taxing Jurisdiction imposing the relevant Tax; or

(b)

where such withholding or deduction of any Tax is imposed with respect to any holder of a DPN that would not have been imposed but for the delay or failure by such holder (following a written request by the Payor) in the filing with the Relevant Taxing Jurisdiction of such forms, certificates, documents and returns (collectively, together with instructions for completing the same, “Forms”) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any filings or renewals of filings that may from time to time be required by the Relevant Taxing Jurisdiction), provided that (i) the filing of such Forms would not (in such holder’s reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any person and (ii) such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Payor no later than 90 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c)

where such withholding or deduction results from the provisions of Section 125(A)(III) of the French Tax Code with respect to payments made in non-cooperative jurisdictions as defined by French tax law [or to beneficiaries established or domiciled in non-cooperative jurisdictions as defined by French tax law].1 This paragraph (c) will not apply to payments made to holders of DPN (i) resident in the United States, the United Kingdom or Germany for the purpose of the tax treaty between France and such countries and (ii) who are entitled to benefit from the provisions of such tax treaties in respect of such payments;

1 To be finalised based on the final version of the Loi de Finances Rectificative pour 2009.

Confidential

Translation for information purposes only

(d)

with respect to withholding tax on income deemed distributed under article 39.1.3˚ of the French Tax Code, if any, except if such withholding tax is due on payments made with respect to DPN subscribed by such holder upon their issuance;

(e)

as a result of a combination of any of (a) to (d) above.

If the Payor makes a payment of an Additional Amount to a DPN Holder, and the withholding or deduction in respect of which such Additional Amount was paid is refundable to the holder upon the filing of one or more Forms, such holder shall complete and submit such Forms if they are provided to such holder by the Payor, provided that the provision, submission and completion of such Forms shall be subject to the provisions of section (b) above.  If any Additional Amounts are paid by the Payor and if such holder at its good faith discretion determines that it has received or been granted a refund of, credit for or remission for such withholdings or deductions, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit or remission, reimburse to the Payor such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Tax, deduction or withholding.  Nothing herein contained shall interfere with the right of the DPN Holder to arrange its tax affairs in whatever manner it thinks fit and, in particular, no DPN Holder shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any DPN Holder to disclose to the Payor any information relating to its tax affairs or any computations in respect thereof.

If the Payor is required by any applicable law, as modified by the practice of the taxation or other authority of any Relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Payor would be required to pay any additional amount under this section, but for whatever reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the DPN Holder, and such holder pays such liability, then the Payor will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Payor) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the Relevant Taxing Jurisdiction.

The Payor will furnish the DPN Holder, promptly and in any event within 60 days after the date of any payment by the Payor of any Tax in respect of any amounts paid in respect of the DPN, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Payor, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any DPN Holder.

Translation for information purposes only

ANNEX 3

FINANCIAL RESULTS OF THE PARENT COMPANY FOR THE LAST 5 FISCAL YEARS

In € millions, except the number of shares, income on a share basis and average number of employees	2008	2007	2006	2005	2004
1 – Financial position at year-end
a) Share capital	1,012	1,012	1,027	1,025	1,025
b) Number of shares issued	269,890,028	269,890,028	273,871,296	273,308,032	273, 308,032
c) Maximum number of future shares to be created:
Oceane	-	-	321,491	321,491	22,926, 647
Convertible silver lake	-	24,558,929	23,977,097	23,417,495	23,084,000
Basa	-	-	-	12,471,369	12,471,369
Stock options	9,544,340	9,575,510	9,421,750	7,321,440	8,000,190
FREE SHARE PLAN	368,000	440,000	-	-	-
2 – Total income from operations
a) Sales excluding taxes	146	134	146	180	161
b) Profit (Loss) before taxes, amortization and provisions	240	11	(35)	(586)	270
c) Income tax credit (Expenses)	45	50	41	81	47
d) Profit (Loss) after taxes, amortization and provisions	(2,327)	(409)	(201)	(823)	(183)
e) Earnings distributed	-	-	90	82	78
3 – Income from operations on a share basis
a) Profit (Loss) after taxes, before amortization and provisions	1.05	0.23	0.02	(1.85)	1.16
b) Profit (Loss) after taxes, amortization and provisions	(8.62)	(1.52)	(0.73)	(3.01)	(0.67)
c) Dividend/Distribution per share	-	-	0.33	0.300	0.29
4 – Personnel
a) Average number of employees	630	650	654	705	780
b) Payroll	71	67	63	69	68
c) Amount paid for social benefits (Social Security, etc.)	24	25	27	28	30

Translation for information purposes only

ANNEX 4

INDEPENDENT FINANCIAL ANALYSIS REPORT (HOULIHAN LOKEY)

Financial restructuring of Thomson S.A.

INDEPENDENT ANALYSIS REPORT

THE FOLLOWING IS AN ENGLISH LANGUAGE TRANSLATION OF THE ORIGINAL FRENCH LANGUAGE INDEPENDENT ANALYSIS REPORT DATED DECEMBER 15, 2009. IN THE EVENT OF ANY DISCREPANCIES BETWEEN THE ORIGINAL FRENCH LANGUAGE INDEPENDENT ANALYSIS REPORT AND THIS ENGLISH LANGUAGE TRANSLATION, THE ORIGINAL FRENCH LANGUAGE INDEPENDENT ANALYSIS REPORT SHALL PREVAIL.

THIS REPORT IS ADDRESSED TO, AND FOR THE USE AND BENEFIT OF, THE BOARD OF DIRECTORS OF THOMSON S.A. AND TO NO OTHER PERSON OR ENTITY AND IS NOT A RECOMMENDATION TO THE BOARD OF DIRECTORS, TO ANY OF THE SECURITY HOLDERS OF THOMSON S.A., OR TO ANY OTHER PERSON, AS TO THE WAY IN WHICH THEY OR ANY OTHER PERSON SHOULD ACT WITH RESPECT TO ANY MATTER RELATING TO THE TRANSACTION DISCUSSED HEREIN, AND MAY NOT BE RELIED UPON FOR SUCH PURPOSES

By a judgment dated November 30, 2009, the Nanterre Commercial Court opened a safeguard (“sauvegarde”) proceeding with regard to Thomson S.A. (“Thomson” or the “Company”). The safeguard plan (the “Safeguard Plan”) presented by the Company to the creditors’ committees in essence includes the terms approved on July 24, 2009 by a majority of its “senior” creditors (the “Creditors”), within the scope of an agreement (the “Agreement”) concerning the financial restructuring of the Company and its subsidiaries (the “Restructuring”). The Agreement aimed, in particular, at (i) restoring a sustainable capital structure, (ii) ensuring an appropriate liquidity position for the running of the Company’s operations and the support of its development and (iii) allowing the Company to refocus on its growth and its customers.

The Company’s gross senior debt amounts to €2.84 billion (the “Existing Debt”). It consists of a €1.74 billion Syndicated Credit Facility and of a €1.10 billion Private Placement Notes. The Restructuring would allow for a reduction of such indebtedness to €1.55 billion.

Fifty five per cent of the Existing Debt would be refinanced via a new debt structure (the “New Debt”) which would consist of (a) a €950 million new syndicated credit facility and (b) a €600 million new bond issue. The €1.29 billion reduction of its indebtedness would be carried out by means of:

(i)

an increase in share capital in an amount of €348 million being offered in full to the current shareholders of the Company (“Shareholders”) and backstopped by Creditors, by way of equitization of their claims  at the same price of €0.66 per share proposed to the Shareholders,

(ii)

a bond issue redeemable in shares (Obligations Remboursables en Actions, the “ORAs”) in an amount of €641 million which would be subscribed by Creditors by means of offset against their claims, and for which Shareholders would be offered the opportunity to subscribe in a maximum amount of €75 million at the price per ORA of €1 proposed to the Creditors,

(iii)

an issue of up to a maximum of €300 million in Disposal Proceeds Notes (“DPNs”) redeemable (a) in cash from the proceeds of the net sale price of certain non-strategic subsidiaries (the “Non-Strategic Subsidiaries”) that are intended to be sold by the Group in the near future and (b) in ordinary shares of common stock of the Company or in cash for the remainder.

Finally, the Safeguard Plan provides for (i) the payment of the interest due on the Super Subordinated Notes (the Titres Super Subordonnés or “TSS”) in cash for a total consideration of €25 million and (ii) the maintenance of the rights of the TSS holders to the principal amount payable thereon, it being specified that repayment of the principal may only be made in the event of voluntary or in-court liquidation or in the event of a sale of the Company’s assets in accordance with an in-court rehabilitation of the company (procédure de redressement judiciaire) or liquidation proceeding.

On completion of the Restructuring, the Company estimates that the Shareholders could hold a stake of between 15% and 52%, on a fully diluted basis, of the share capital of the Company, in accordance with the Safeguard Plan. Furthermore, the Safeguard Plan also provides for implementation of a new corporate governance, subject to Shareholders’ approval, through the appointment of new independent directors to replace some of the incumbent members of the Board of Directors of the Company (the “Board”) and the introduction of qualified majority rules for certain decisions, until complete redemption of the ORAs. The Safeguard Plan provides for the fulfillment of certain conditions precedent to the Restructuring and in particular the approval by the Shareholders of the capital increase, the issue of ORAs and  DPNs at an Extraordinary General Meeting which will be held, when called for the second time, on January 27, 2010.

Against this background and in the light of the complexity of the proposed transactions, the Board asked Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”) to provide it with an independent analytical report providing an opinion as to whether the Restructuring is in the interests of the Company and its Shareholders (the “Opinion”).

Our analyses, observations and conclusions made within the scope of this assignment are set out in this report (the “Report”). This Report is not a fairness opinion within the meaning of Chapters I and II of Title VI (Book II) of the General Regulation of the French financial markets authority (Autorité des marchés financiers or “AMF”) relating to independent expert appraisals. However, we have complied with this regulation with regard to independence and the diligences carried out.

Our Report is being issued for the Board’s attention within the context of its assessment of the financial conditions of the Restructuring. It is neither aimed at, nor intended to be used for, any other purpose or to grant rights to any other person, without our prior written approval. Our Report and its conclusions are not intended to be, and do not in any way constitute, a recommendation made by us to the Board, to any of the Company’s securities holders, or to any other person, as to the way in which they themselves or any other person should act in relation with any issue relating to the Restructuring. They should represent only one of the elements to be taken into consideration by the Board within the context of its assessment of the financial conditions of the Restructuring. We consider that neither this Report, nor the underlying analyses that we have carried out should be determinative as to an assessment of the conditions of the Restructuring negotiated between the Company and its Creditors.

This Report only addresses the issue of whether the Restructuring is in the interests of the Company and its Shareholders to the exclusion of any other aspect or consequence of the Restructuring. We have in particular not been asked to issue an opinion and this Report does not make any assertion with regard to: (i) the underlying decision of the Company, the holders of securities of the Company or any other party to participate in or carry out the Restructuring, (ii) the terms and conditions of any agreement, contract, arrangement or document relating to any part or aspect of the Restructuring or any other transaction to which no explicit reference is made in this Report, (iii) the relative benefits of the Restructuring as compared to any other alternative that may exist for the Company or any other person or entity or the effect of any other transaction in which the Company or any other person or entity may engage, (iv) the tax or legal consequences of the Restructuring for the Company, the holders of the Company’s securities or any other person or entity, (v) the question of whether holders of the Company’s securities should or should not vote in favor of the Restructuring or accept the terms and conditions thereof, (vi) the relative benefits of the Restructuring for one class of securities holders as compared to another such class, (vii) the solvency, the debt capacity or the fair value of the Company or of any other participant in the Transaction pursuant to any law on bankruptcy proceedings or (viii) the fairness, from a financial or other standpoint, of the amount or the nature of any consideration that is liable to be paid or received by any director, corporate officer or employee of the Company, any group consisting of such persons or any other persons, concerning the Restructuring or the sums to be paid or received by holders of the Company’s securities or any other party linked with the Restructuring or otherwise. Furthermore, we have no intention of issuing any advice or opinion or providing any interpretation with respect to matters of a legal, regulatory, accounting, assurance or tax nature or relating to any other field requiring specific expertise. We have assumed that such advice, opinions or interpretations have been, or will be, issued by competent professionals. With the Company’s agreement, we relied on the assessment made by Thomson’s management (“Management”) and its respective counsel and advisors with regard to all legal, regulatory, accounting or tax aspects relating to the Company and the Restructuring.

This report comprises the following sections: (1) Presentation of Houlihan Lokey, (2) Certification of independence, (3) Work performed and procedures carried out, (4) Presentation of the context prior to signature of the Agreement, (5) Methodological approaches of the major analyses, (6) Assessment as to whether the Restructuring is in the interests of the Company and its Shareholders, and (7) Opinion.

1.

Presentation of Houlihan Lokey

Houlihan Lokey is an international investment bank, which offers a wide range of services and advisory in the areas of mergers and acquisitions, financing, restructurings and financial valuations. The Houlihan Lokey group was established in 1970 with its head office located in Los Angeles, USA. Houlihan, Lokey, Howard & Zukin Inc. (“Houlihan Lokey Inc.”) is the parent company of a group consisting of over 800 individuals performing their activities across fourteen offices in the United States, Europe and Asia. Houlihan Lokey Inc. is an indirect majority held subsidiary of ORIX Corporation, an integrated financial services group based in Tokyo and listed on the Tokyo Stock Exchange and the New York Stock Exchange.

Houlihan Lokey is a company registered in England and Wales pursuant to the Companies Act 1985 (under number 4285073) and a wholly-owned subsidiary of Houlihan Lokey Inc. Houlihan Lokey is authorized and regulated by the Financial Services Authority in the United Kingdom (with which it is registered under number 208153). Houlihan Lokey operates a branch in France (pursuant to Article 32 of Council Directive 2004/39/EC of April 21, 2004 on markets in financial instruments). Houlihan Lokey opened its offices in London in 2002 and offices in Paris in 2005. It has been involved in major transactions in the United Kingdom, France, Germany, The Netherlands and in Norway particularly international financial restructurings and Transatlantic mergers and acquisitions.

We specialize in particular in issuing independent valuations for boards of directors. We are members of the APEI (Association Professionnelle des Experts Indépendants - the French Professional Association of Independent Experts), an association recognized by the AMF. We were appointed to act as an independent expert pursuant to Articles 261-1 et seq. of the AMF General Regulation in relation with the mixed public offer initiated by NYSE Euronext, Inc. over the shares of Euronext N.V. by the board of directors of Euronext N.V., in relation to the offer by SAP AG to purchase the shares, ORNANEs (bonds redeemable in cash and into new or existing shares) and warrants (BSA) of Business Objects SA, in relation to the conversion of preferred dividend shares into ordinary shares of common stock of Casino Guichard-Perrachon SA. We also acted as the financial expert for the board of directors of Eurotunnel with regard to the public exchange offer launched by Groupe Eurotunnel SA for Eurotunnel SA units and for the committee of independent directors of Geodis SA in relation to the public offer launched by SNCF Participations SA for the shares of that company.

2.

Certification of independence

We hereby attest that there is no past, present or future link of which we may be aware, between us and the Company or the persons or entities controlling it within the meaning of Article L.233-3 of the French Commercial Code or their respective counsel or advisors, that would be liable to impair our independence or interfere with our objective judgment when performing the assignment entrusted to us. For the requirements of this attestation, we relied on the following documents, which we assumed to be accurate and complete, without any independent verification, (i) the list of companies controlled by the Company and the persons or entities controlling the Company, in both cases within the meaning of Article L.233-3 of the French Commercial Code, during the eighteen months prior to the date of our appointment and (ii) the list of counsel and advisors of the Company in relation with the Restructuring, which were both provided to us by the Company.

It is possible that, in the ordinary course of business, some of affiliates within our group, and some of the investment funds in which affiliates within our group could have a financial interest, may acquire, hold, sell or carry out any other type of transaction with regard to debt securities, shares or in other securities or financial instruments (including loans or other financial commitments) issued by or otherwise invest in the Company or the persons or entities that control it or that it controls, in both cases within the meaning of Article L.233-3 of the French Commercial Code. Houlihan Lokey and its affiliates have provided, and may provide in the ordinary course of business, investment banking services or other financial services to Goldman Sachs or Perella Weinberg Partners (the “Advisory Banks”, acting as the Company’s financial advisors with regard to the Restructuring), or their respective affiliates, in respect of which they have received, or may receive, remuneration. In accordance with Article 261-1(4)(II) of the AMF General Regulation and Article 1 of Guideline No. 2006-08 of July 25, 2006 relating to independent expert appraisals, adopted pursuant to Title VI of Book II of the AMF General Regulation (the “Guideline”), we consider that these situations are not of a nature to impair our independence and interfere with our objective judgment in connection with our analyses and the Opinion.

3.

Work performed and procedures carried out

Houlihan Lokey complies with specific procedures and rules with regard to the production of fairness opinions relating, in particular, to the acceptance of the assignment, the composition of the teams, the performance of the assignment and the review of the conclusions. To carry out this assignment, we set up a team consisting of a Managing Director, two Vice Presidents, an Associate and two Analysts. We received the input of our specialists in debt raising and financial restructuring. For the analysis of Technicolor, we were assisted by a Senior Vice President, an Associate and an Analyst from our team specialized in content creation businesses based in Los Angeles. Before issuing its Report, the team presented its research, analyses and conclusions to an Opinion Committee made up in this case of four Managing Directors.

Within the scope of our assignment, we met with the senior members of the Company’s management:

Name	Position

Frédéric Rose	Chairman & Chief Executive Officer
Stéphane Rougeot	Chief Financial Officer
Vince Pizzica	Executive Vice President
Beatrix de Russé	Executive Vice President - Licensing, Research & Innovation
Lanny Raimondo	Head of Technicolor
Georges Laplanche	Senior Vice President - Thomson Connect
Alfred de Lassence	Vice President – Tax
Caroline Parot	Head of the Management Control Department

We also held discussions on numerous occasions with the Company’s Advisory Banks and its law firms (Davis Polk & Wardwell and De Pardieu Brocas Maffei), the teams from PriceWaterhouseCoopers (“PwC”) who carried out a detailed review of the Company’s Business Plan on behalf of the Company and its Creditors (the “Independent Business Review”), the court-appointed receiver and finally the Company’s statutory auditors (KPMG and Mazars).

Our discussions concerned, in particular, the context, the terms and conditions of, and the reasons for, the Restructuring, competitive dynamics and the outlook for each of the Company’s divisions (in particular the product offering, the Adjusted Business Plan, the structuring assumptions and the related risk factors) as well as the main work and analyses made available by the Company’s counsel and financial advisors.

During the course of our assignment, we also reviewed following main documents:

Documents	Sources

Documents relating to the transaction
Excel spreadsheets including the Business Plan and the cash flows forecasts (Sept. 09 and Nov. 09)	Financial Advisors
Restructuring Agreement (July 24, 2009)	Financial Advisors
Issue documents relating to the current syndicated credit facility (July 5, 2004)	Financial Advisors
Issue documents relating to the USPP notes (2003-2007)	Financial Advisors
Documents relating to the waiver granted by the Creditors to the Company (April 28, 2009)	Financial Advisors
Q&A with the Creditors	Financial Advisors
Minutes of Board meetings (Dec. 17, 2008 to June 14, 2009)	Company
Thomson Safeguard Plan (December 4, 2009)	Company

Presentations
Presentation of the Company to Creditors (Feb. 25, 2009)	Financial Advisors
Analysis of the cash position (June 24, 2009)	Company
Analysis of alternative scenarios (April 26, 2009)	Company
Analysis of the liquidation scenario (May 4, 2009)	Financial Advisors
Presentations to credit rating agencies (S&P and Moody’s) (July 20, 2009)	Company
Proposals made to Creditors (April 28, 2009)	Company
Presentations made to Houlihan Lokey (Sept. 18, 2009)	Company
Valuation carried out by the Financial Advisors and presented to the Board (June 14, 2009)	Financial Advisors
Valuation of the Company made by PwC at December 31, 2008 (March 4, 2009)-Draft	PwC
Independent Business Review prepared by PwC (March 16, 2009 and June 5, 2009)	PwC
Public presentations provided by the Company	Company
Q3 Results and Full Year Forecast (Nov. 3, 2009)	Company
Results of Rating Evaluation and Update on Receivables Financing (Oct. 22, 2009)	Company
Update on Business Plan and financial covenants (Nov. 26, 2009)	Company
Update presentation to creditors (Dec. 10, 09)	Company

Financial analysis reports
Various financial analysis reports concerning the Company’s share

Others
Company’s press releases	Company
Written and oral answers to the questions raised by Houlihan Lokey	Financial Advisors, Company
Financial publications by the Company	Company
Transcription of meetings with financial analysts	Company

We performed our work from September 7, 2009 to December 4, 2009. Our analysis work, which had essentially been completed as of November 15, 2009, was updated on the basis of the operating parameters communicated at November 30, 2009 in order to factor in the company’s latest operating results. We verified that the changes in the financial parameters we have used, to calculate the discount rate1 in particular, did not alter our analysis and our conclusions. We presented our preliminary conclusions to Thomson’s Board on December 8, 2009.

We relied on the following, which we assumed without any independent verification, (i) the accuracy and completeness of all documents, data and other information provided to us, to which we had access, which we discussed, which we reviewed or which have been made public, without responsibility for such documents, data and other information, and (ii) the absence of information or events which could render any information subject to our review inaccurate or incomplete. Furthermore, we based our analysis on the assumption, without independent verification, that the final version of the documents which were provided to us in draft form will not differ substantially from such drafts.

The essential analyses with respect to our Opinion are discussed in further detail in Section 5 of this report. The summary of our analyses does not exhaustively describe all the analyses on which our conclusion is based. The preparation of an independent analysis report is a complex process which involves various assessments and quantitative and qualitative choices with regard to the methods of financial analysis and valuation used and whether they are adapted and applicable to the circumstances of the case. Accordingly, our analyses cannot easily be briefly summarized. Our Opinion is based on the results of all the analyses we have carried out and which we have applied overall. We have not drawn any conclusions from any analysis, any method or any other element, taken in isolation. Furthermore, each method of analysis has advantages and disadvantages, and the nature of the available information may affect the relevance of certain methods. Accordingly, we consider that our analyses must be considered as a whole and that selecting parts of analyses, methods or elements or concentrating on information presented in the form of tables, without taking into consideration all the other analyses, methods, reservations, elements and limitations or the accompanying explanation could lead to an error in interpretation or to an incomplete picture of our analyses or our conclusion.

We considered that the implementation of the Restructuring would be effective as of January 1, 2010 (the “Closing Date”) in accordance with Management’s expectations at the time when we carried out most of our analyses. If this date was to be different and the operation postponed to after Q1 2010, our conclusions would only continue to be valid so long as there have not been any material changes in the operational and financial assumptions in the meantime. In particular, this means that, after we have submitted in our conclusions, the Company must not lose any important customers or important markets and the asset disposal program currently in progress must be completed according to the time schedule disclosed by the Company.

Within the scope of our work, we took into consideration the commercial, economic, sector-related and market conditions, whether or not of a financial nature, as well as other elements, as they existed and could be assessed at November 15, 2009. We have not agreed, and we are not obliged, to update, revise or confirm this Report or our conclusion or to comment on or assess events that occur after that date. We also based our analysis on the fact, which we assumed to be accurate without any independent verification, that (i) the Restructuring would be carried out in all respects in compliance with the legal and regulatory provisions applicable to it and that (ii) all the authorizations required for completion of the Restructuring would be obtained.

No transaction or company compared in the scope of our analogical approaches is identical to the Company or the Restructuring and the evaluation of the results of these analyses is not entirely based on mathematical computations. We consider that purely mathematical analyses (like the use of average and median values) are not sufficient on their own and require the consideration of other data and assumptions. Although our Opinion is based on all our analyses, we have not necessarily quantified or separated out each analysis.

1 We used market parameters (euro swap curve, financial information relating to companies comparable to certain of the Company’s operational divisions) at November 9, 2009

Although they have been computed with the due care and attention, and are based on numerous discussions with Management, the value levels and projections resulting from our analyses are presented for purposes of illustration only; they do not necessarily reflect the actual value and do not definitively give a precise indication of the future results or values, which may prove to be substantially different to those suggested by our analyses. Furthermore, any analysis relating to the value of an asset or a security is not intended to consist of an expert appraisal of the price or reflect the price at which these assets or securities could be disposed of, which may depend on a large number of elements, most of which are outside the Company’s control. Much of the information used in our analyses and, in particular, many of the results thereof, are intrinsically exposed to significant uncertainty.

4.

 Presentation of the context prior to signature of the Agreement

As our assignment consists in analyzing whether the Restructuring is in the interest of the Shareholders, we are not required to take into consideration in our report the conditions under which the Agreement was negotiated, most of the terms and conditions of which now been included in the Safeguard Plan. However, a summary of the background to the Restructuring facilitates an understanding of the surrounding strategic and financial issues that the Company will need to address over the short or medium-term and the dynamics of the negotiations between the various stakeholders.

4.1.

A crucial, urgent restructuring

4.1.1.

The Company has started on a profound strategic repositioning

Since 2000, the Company has implemented a strategic refocusing towards the supply of products and the provision of services to content creators and network operators. This strategic overhaul has caused it gradually to withdraw from its historic activities in the consumer electronics sector (in particular by deconsolidating the ‘Television’ business in August 2004 and by disposing of its ‘Tubes’ business the following year).

Implementation of this strategy has also led to a large number of external acquisition transactions since the acquisition of Philips Professional Broadcast in 2000 and Technicolor in 2001 resulting in the co-existence of disparate business activities, without the Company achieving a high level of operational and financial integration with regard to such new  acquisitions. From an operational standpoint, the expected synergies with the other Thomson group companies did not materialize given such companies operated almost independently.

The Company is also facing significant strategic challenges. Supported by its highly diversified businesses covering the entire image chain, it has leading positions in the areas of its patent market, content preparation, management and distribution market, the gateway and set top box market and the up-and-coming “Home Networking” market.

The development of Home Networking will be accompanied by a significant change in technology over the next few years. Growing virtualization of content should take place, leading to a decline in production volumes of DVDs and Blu-Ray but also reels of film and other products on a physical medium. This evolution can be compared with the current growth in Internet distribution of audio content. It is anticipated that this technological change will also lead to the disappearance of traditional content distribution channels, although experts are unable to give any precise time line for this shift.

Under these conditions, the Company’s main strategic challenge consists in developing innovative solutions suited to the content creation industry’s needs and adapted to the network operators through which virtual content will be transmitted and/or be distributed (telecommunications, satellite and cable operators). The Management has thus prepared a strategic plan aimed at refocusing the activities on core businesses where the Company has strong expertise and know-how and enjoys a recognized market position. This repositioning will enable it to capitalize on its profitable historical businesses while leveraging off its intimate knowledge of the requirements of content creators and network operators to develop solutions that are tailored to Home Networking.

This plan’s success relies on the Company’s ability successfully to complete three initiatives:

(i)

the continued development of high value added services (special effects and animation) for content creators;

(ii)

the implementation of effective synergies between the various operational divisions in order jointly to develop solutions which are adapted to the content creation industry in anticipation of the expected change in technology. In this respect, certain initiatives have already been launched:

a.

refocusing of the research and development programs on three main areas: 3D, home networking and flow management;

b.

a link-up between Technicolor and Thomson Connect with regard to high-level video content distribution as its intimate knowledge of the set top boxes and gateways market is a significant differentiating factor for movie studios and audiovisual groups willing to develop virtual distribution channels for their content;

(iii)

the implementation of a certain number of operational restructurings both at the level of the operational divisions and at level of the central corporate functions.

According to Management, implementation of this strategic plan will necessarily lead to the disposal or shutdown of loss-making divisions that are strictly not part of Management’s strategic vision. A certain number of Non-Strategic Subsidiaries will be sold (Thomson Grass Valley, PRN, 50% of Screenvision) or shut down (particularly residential telephony activities) (together the “Exiting Companies”).

Management has told us that the perimeter of the activities retained (the “New Group”) will comprise the following divisions:

(i)

Licensing Research & Innovation (“LRI”) which develops patents and manages a portfolio of licenses with the main consumer electronics suppliers.

(ii)

Technicolor which performs the following business activities:

a.

CD, DVD and Blu-Ray replication and distribution activity (“THES”);

b.

a film services business concentrated on the printing and distribution of films;

c.

the provision of creative services to movie studios (design of special effects, digital animation and digital coloring services, audio mounting and post-production services…) (“TCS”);

d.

a content broadcasting service for the main television channels and networks (“Broadcast”); and

(iii)

Thomson Connect (“TC”) which provides network access products (set top boxes and gateways) to network operators.

Among the business activities of the New Group, THES and the film services business will be affected by the phenomenon of virtualization of content (DVDs, reels of films…) over the medium or long-term but will contribute to financing the development of innovative solutions.

4.1.2.

The imbalanced financial structure entails a major risk for implementation of the Company’s strategic plan

Due to the significant transformation costs to be incurred, and the uncertainties with regard to the development of synergies between the operational divisions of the New Group and the Company’s economic, technological and financial prospects, financial flexibility is required. It also has to reassure its main customers regarding its continuing existence as several of its activities depend on a long-term commercial and contractual relationships with a concentrated customer base.

The Existing Debt amounts to €2.84 billion. The size of this debt can be traced to the large number of acquisitions made over the last five years, the large cash consumption of some of the Exiting Companies (Thomson Grass Valley, in particular), and the economic slowdown with which certain of the businesses are faced (in particular, THES). Furthermore, the debt increased in September 2008 when the Company repaid in cash the convertible bonds held by Silver Lake Partners LLP for a consideration of US$500 million. Management considers that the Existing Debt would not offer enough flexibility to implement its strategic plan despite a cash position of €515 million at the end of June 2009.

Furthermore, analysis conducted by Management and the Advisory Banks highlighted that the Company’s cash flows would not be sufficient to service the Existing Debt in 2011, 2012 and 2013. Our work enabled us to confirm this situation: the level of cash would have fallen below €250 million in 2011, a threshold that Management considers critical to absorb seasonal swings, and the Company would have had to deal with a liquidity gap of approximately €1.3 billion projected in 2012 and €1.5 billion in 2013.

Beyond the difficulties expected in the medium term, the Company was unable to comply with the covenant relating to the net debt/equity ratio at December 31, 2008. With net income for the 2008 fiscal year being impacted by approximately €1.1 billion in impairment in intangible assets, the Company’s consolidated equity became negative, putting the Company in a technical default situation in the short-term that could trigger the entire amount of the Existing Debt becoming immediately due and payable.

We understand that in the event that Creditors were to accelerate the Existing Debt immediately, and provided that the Company had failed to obtain a grace period from the court to meet its obligations, Thomson would have become insolvent and under an obligation to request that in-court rehabilitation proceedings be opened against it.

During the second half of 2008, the Company began negotiations with some Private Placement noteholders regarding such existing obligations. But, given the inevitable nature of the liquidity shortfall that would ultimately arise and which these negotiations did not solve, the new Management decided to put an end to these negotiations to look at alternative solutions such as:

(i)

refinancing of the Existing Debt;

(ii)

the acquisition of a stake in the Company’s capital by a strategic or financial investor;

(iii)

the sale of certain of the Company’s assets; or

(iv)

a financial restructuring.

After analyzing the Company’s negative prospects, the credit rating agencies Standard & Poor’s (“S&P”) and Moody’s revised Thomson’s rating downwards. S&P thus excluded it from investment grade status in March 2008 and progressively downgraded its rating in January 20092, then in May 20093: these various rating downgrades limited the Company’s ability to refinance its operations on the debt market which had already very limited liquidity in the wake of ‘credit crunch’ that followed the bankruptcy of Lehman Brothers in September 2008.

In addition, Management identified and entered into preliminary discussions with potential investors who would have been asked to invest sufficient cash, through a capital increase, to enable the Company to renegotiate its financial covenants and meet its existing obligations to service the Existing Debt at maturity. The potential investors did not wish to proceed any further in the negotiation process due, to the excessive size of the Existing Debt which would have consumed a large portion of the funds invested.

Management has also explored the interests of potential purchasers in acquiring certain of the business lines of the New Group. It appeared that few investors were ready to make cash acquisitions at a price reflecting the intrinsic value of such companies, even though some of them enjoy strong competitive positions.

2 CC for S&P

3 SD for S&P

Management could also have envisaged the possibility, immediately upon occurrence of a technical default and,  provided that the creditors had not requested the Existing Debt to be due and payable on an accelerated basis, of seeking protection of the Nanterre Commercial Court by petitioning for the opening of a safeguard (Sauvegarde) proceeding. This proceeding would then have been opened without prior negotiations with the Creditors, which would have led to greater uncertainty regarding the acceptance of the safeguard plan proposed to the creditors’ committees and to the general meeting of the Company’s noteholders. Without the approval of two-thirds of the members of each of the creditors’ committees and the general meeting of the Company’s noteholders, we understand that the Company could then have hoped at best, and subject to adoption of the plan by the Nanterre Commercial Court, to impose a safeguard plan on the creditors providing for rescheduling of the Existing Debt and based on (i) existing contractual interest rates and (ii) annual repayments of 5% of the principal over nine years with payment the balance of the principal at the end of the 10-year period.

We observed during our analysis that if a safeguard proceeding were to be undertaken without attempting to reach a prior consensus, it would involve significant risks:

(i)

risk of negatively affecting relationships with the main customers who, faced with a Company in a fragile position, would be likely to go to other suppliers (in particular, customers of the Thomson Connect and Technicolor divisions who are extremely attentive to the financial situation of their suppliers) or to take advantage of the Company’s weak position;

(ii)

difficulties for Management in focusing on implementation of the strategic plan and operational restructurings due to its involvement in a safeguard proceeding that could last between six to eighteen months prior to the ratification of the safeguard plan;

(iii)

the capital structure imbalance would still not be addressed;

(iv)

the damage to Thomson’s image in the financial community would have made it even more difficult to access additional financing and ultimately be likely to worsen the terms of any required refinancing.

Such a proceeding would not however bear the same risks and negative effects in the event that the main terms of the safeguard plan were agreed by Creditors prior to entering into a safeguard proceeding.

Management therefore chose to enter into negotiations with its Creditors. In light of these various elements, the rapid start of negotiations with all the Company’s Creditors thus appeared to be the solution best suited to the Company’s operational, strategic and financial situation.

4.2.

The conduct of negotiations with Creditors

The Company’s Management and its Board, with the assistance of their counsel and financial advisors, considered that the Company should significantly reduce the amount of its Existing Debt. Further to the various initiatives described above, they rapidly concluded that conversion of a fraction of the Existing Debt to equity would be inevitable in order to ensure the survival of the Company and allow the strategic plan to be implemented. Accordingly, Management initiated contacts firstly with the banks participating in the €1.74 billion credit facility and secondly with the noteholders holding Existing Debt issued by means of private placement in an amount of €1.10 billion (“Private Placement Notes”) at the beginning of 2009.

With the commencement of discussions, both sets of Creditors (banks participating in the syndicated credit facility and noteholders) gradually organized themselves in committees. Despite the fact that they were organized into separate committees, the Creditors concluded that their interests converged due to the equivalence of their respective rights (ranking “pari passu”).

The Creditors thus became the primary contacts for the Company’s Management and Board as the Company has no significant Shareholders (since the French Government has progressively divested its interest in the Company) and its shareholder base is relatively fragmented. The TSS holders did not participate in the negotiations. Firstly, individual holders had not been identified by the Company and its financial advisors. Secondly, they were not organized in order to make their position known during the negotiations. It should, however, be noted that they were not concerned by the covenant breach at the end of 2008 as they do not benefit from cross-default mechanism.

Thus, the Agreement was negotiated directly between the Creditors and Management under the supervision of the Company’s Board, responsible for protecting the interests of the Company and its shareholders. Negotiations of the terms of the Agreement apparently took place in a relatively positive climate due to the consensus that was quickly reached with regard to the diagnostic of the Company’s current operational and financial condition and Management’s strategic plan. Furthermore, the work performed by PwC supported the analysis and acceptance by the Creditors of the underlying assumptions of the Business Plan.

Signing of the Agreement with the Creditors occurred on July 24, 2009. This Agreement provided that an Extraordinary General Meeting of the Company’s shareholders would be called during Q4 2009 but that compliance with the time schedule depended in particular on the level of additional support which could be obtained from the senior creditors who did not participate in the Agreement.

Support from such creditors depended in particular on the exercise of the Credit Default Swaps or “CDS” which had been entered into by some of them. The Company had to wait until the auctions of these contracts, under the supervision of the International Swaps and Derivatives Association (« ISDA »), at the end of October 2009, and their potential settlement confirming the physical transfer4 of these instruments. Thus, at the end of this process, Deutsche Bank originally holding a relatively large fraction of the Private Placement Notes exercised its CDS and was replaced entirely by new creditors.

However, the Company still does not have precise details on the new debt holders who continue to sell their debt securities or hedge their commitments through new CDS. As the Restructuring Agreement became null and void on November 30, 2009, the Company was forced, on the same day, to petition the Nanterre Commercial Court for the opening of a safeguard proceeding in order to put an end to this uncertain situation.  This proceeding should enable it to implement the Restructuring by the end of February 2010. On December 4, 2009, the Company made available the Safeguard Plan to its Creditors, which was prepared on the basis of the Agreement approved by the Creditors on July 24, 2009 with a few adjustments relating to a potential one-year extension in the ORAs, the finalization of the financial covenants, an increase in the amounts of the trade receivable securitization programs that might be implemented and the treatment of the TSS.

The Safeguard Plan will be put to the vote of its Creditors’ committees and the general meeting of noteholders on December 21 and 22, 2009. The Shareholders will then be called to an ordinary and extraordinary general meeting on January 27, 2010 (when the meeting will be called for the second time) and the plan should, according to the proposed calendar; be implemented in February 2010, thereby putting an end to the proceeding.

5.

Methodological approaches of the major analyses

5.1.

General approach

The Restructuring is the result of a complex negotiation process. The main terms of the Agreement are based on many compromises and it is difficult to express any judgment on its overall balance. In any case, our assignment is limited to expressing our Opinion as to whether the Restructuring is in the interest of the Company and its current Shareholders. In the absence of any legal definition of the scope of our assignment, we have to define the concept of “interests” used in our analysis.

4 The settlement of these contracts may be either in the form of a cash settlement or a physical settlement through the transfer of ownership of the debt, an eventuality which would have had an impact on the Restructuring due to the appearance of a new creditor in place of the creditor having exercised his protection

We consider that the Company’s interests should be distinguished from the “corporate interest” (“intérêt social”) which is a legal concept to be complied with by the Board under the potential control of a court judge. The corporate interest covers a large number of different interests (those of shareholders, employees, stakeholders, etc.) and is largely subjective. The definition we have adopted for the purposes of our assignment is more restrictive: our determination of whether the Restructuring is in the interests of the Company consists in determining whether its new financial structure is compatible with its business outlook and development projects. The Company’s financial obligations that result from the New Debt must be compatible with the future free cash flow generation. Furthermore, the characteristics of the New Debt should not differ from usual market practices as can be observed in similar restructuring situations.

Our determination of whether the Restructuring is in the interests of the Shareholders is measured by the value per share which would theoretically result from the implementation of the Restructuring. We do not have to verify whether different terms and conditions of Restructuring could have had a better outcome for the Shareholders but whether, despite the context described above, they would manage to preserve a value that is greater than the value that would result from the failure of the Restructuring.

In order to determine whether the proposed Restructuring is in the interests of the Company and its Shareholders, we first analyzed the various forecasts that Management, their counsel and advisors or we have developed in order to assess the likelihood and coherent nature of the operational scenarios, regardless of the financial obligations resulting from the New Debt. Secondly, we considered whether the proposed financial structure is adapted to the Company’s future free cash flow generation.

Our work then concerned the enterprise value and its allocation among the holders of the New Debt and the Shareholders. The valuation of a company in the context of a restructuring has certain features which should be noted.

Where the enterprise value is lower than the nominal amount of its debt, which is often the case in a pre-restructuring situation, the intrinsic value of the equity and therefore the theoretical value of the shares should be zero. The situation is however different in reality as the value of a share may be analyzed as the sum of an intrinsic value plus a time value. This time value corresponds to:

(i)

the expectation that the enterprise value will end up increasing by a sufficient amount to repay the amount of the debt;

(ii)

the need to obtain the shareholders’ agreement for any change in the company’s capital;

(iii)

the investors’ ability to contribute to the efforts made by the creditors by bringing in new money; and

(iv)

the specific characteristics of the company in particular when it is listed on the stock market (size, public company regulation, political issues, etc.).

This is why the shareholders of a listed company undergoing restructuring frequently manage to preserve part of their wealth even though they do not inject new cash into the Company.

The second feature of a company undergoing restructuring is that its intrinsic value should include financial distress costs. These costs cover (i) direct costs such as advisory fees (creditors, shareholders) or various costs of proceedings and, above all, (ii) indirect costs that may result, firstly, from the growing failure of trust with its customers, suppliers, employees and more generally all its stakeholders (dramatic reduction in revenues, sudden increase in working capital requirements, lower productivity…) and secondly from the necessity for management to focus on the financial problems rather than on the company’s operations. The indirect costs are not easy to measure and are in all likelihood the most problematic as they are symptomatic of a substantial deterioration in the company’s performances and business outlook.

Conceptually, the value of a financially distressed company is therefore equal to the probability weighted-average of (i) a no default scenario, and (ii) a scenario in which a default would cause the creditors to require a disposal of assets to repay all or part of the debt5. The financial distress costs are thus equal to the difference between the two above-mentioned scenarios multiplied by the probability of such default. Given the fact that the Company’s future default risk is impossible to determine precisely - even if the Restructuring should make it possible to reduce it substantially - we have used a range of theoretical probabilities of default to estimate the enterprise value, the debt value and the equity value. This range of values is intended to provide guidance to the Board on the various parameters of the intrinsic value of the Company’s share.

Even though the financial distress costs have a significant impact on the enterprise value of an overleveraged company and on the debt value, they have a more limited impact on the equity value and therefore the per share value. Indeed, both enterprise value and debt value evolve in a manner that is inversely proportional to the financial distress costs. If it is assumed for the purposes of the analysis that the theoretical market value of the New Debt is equal to its nominal amount, there is an implicit assumption that a significant default could occur, which would lead to significant financial distress costs. If we were to consider that the default risk is less significant, the financial distress costs would then be lower. This would lead to an increase in the enterprise value which would mainly benefit the holders of debt securities. Indeed, the debt would offer a higher rate of return than that the one corresponding to the Company’s actual default risk.

It is therefore the creditors above all who benefit from the reduction in the costs of financial distress. However, Management may remedy this situation if they succeed in refinancing the Company with a lower credit spread, assuming that the actual risk is correctly perceived by the market at the time of the refinancing. We therefore factored this possibility into our analysis.

Furthermore, we analyzed the impact of the two alternative scenarios for the Shareholders in the event that the Restructuring were to fail. These are, firstly, an alternative safeguard plan (the “Alternative Plan”) if the Safeguard Plan is not approved by the creditors, noteholders and shareholders and second, in the event of refusal of such a plan by the Commercial Court, the opening of an in-court rehabilitation proceeding either on the initiative of the Commercial Court, or on the Company’s own initiative.

5.2.

Construction of the financial projections

Due to the differing business prospects of the various divisions of the New Group, we considered it necessary to have detailed financial data for each division. Indeed, as mentioned previously, THES and the film services business line are expected to decline due to the increasing content digitalization. In order to prepare these financial projections, we based our work on the Business Plan prepared by Management for the period 2009-2011 (the “Business Plan”) and on Management’s most recent budget estimates for 2010 and its impacts on year 2011 of the Business Plan (the  “Adjusted Business Plan”) and we made extrapolations for each division from 2012 to 2015 (or 2024 and 2036 respectively for THES and the film services business line) in order to obtain a long-term view of the Company’s cash flow generation.

The Business Plan prepared by the Company as part of the 2009 budget process extension, covers a 2009 – 2011 period. It was prepared in detail for each division of the New Group, for the Company’s central costs (the “Corporate Costs”) and for the other non-strategic businesses (“Other Activities”), which will remain continued by the Company after the Restructuring. It was constructed (i) using a “bottom-up” process for the 2009 budget following some iterative review with the divisions, the finance department and the Company’s Executive Committee and (ii) on the basis of structuring assumptions for 2010 and 2011. It was prepared on the basis of the economic conditions as of Q4 2008.

5 This default scenario does not cover the case of a technical default or a breach of covenants. It covers an extremely serious situation which would cause the creditors to require the realization of the assets in order to recover their claims so far as possible

On the basis of the Business Plan, the likelihood of which has been reviewed in detail by PwC in order to prepare its Independent Business Review and which was then challenged by the Creditors during the negotiations on the Restructuring, we conducted interviews with the operational heads of each division in order to gain a better understanding of their performances, their competitive position and their medium-term outlook. In addition, as the Business Plan did not include corporate income tax expense for each division, we computed the theoretical corporate income tax expense which each division would have to pay if it carried out its business activities separately from the group.

The latest budget estimates for 2010, which were provided to us on November 27, 2009, include the difficulties Technicolor (and more particularly THES) and Thomson Connect have been facing during H2 2009. We therefore made a few adjustments with regard to 2011 for Technicolor and Thomson Connect in order to reach an Adjusted Business Plan6.

We did not use the “consolidated” extrapolations for the period 2011-2015 that Management presented to the creditors on November 27, 2009 as the level of detail is sufficient to enable us to make a precise analysis of the financial and strategic dynamics of each division. Accordingly, on the basis of the Adjusted Business Plan, we prepared our own extrapolations (the “Extrapolations”) from 2012 onwards. These Extrapolations have been prepared up until 2015 for each operational division on the basis of the following:

(i)

analyses prepared by PwC in connection with its assignment to assist the Company in carrying out impairment tests which led to the Company booking exceptional asset impairment losses for an amount of €1.1 billion for FY 2008;

(ii)

meetings with the Company’s Chief Financial Officer and the operational heads of each division (LRI, Technicolor and Thomson Connect) during which we were able to get their reactions as to the likelihood of the structuring assumptions of the extrapolations (in particular revenue growth, EBITDA margins prospects and medium-term capital expenditure);

(iii)

discussions with the Company’s financial advisors on their extrapolation assumptions after calendar year 2011; and

(iv)

a critical analysis by our experts specializing in content-creation businesses in the case of Technicolor.

With regard to the Corporate Costs and the other non-strategic businesses, we prepared extrapolations on the basis of the assumptions of an improvement in productivity of 5% per annum between 2012 and 2015.

With regard to the Other Activities, we assumed that they would decline until 2015, when they would be discontinued.

For the film services business line and THES, on the basis of the discussions we held with their executives, the analyses made by PwC and our own estimates, we extended our extrapolations over the following time frame:

(i)

2016 - 2024 for the film services business for the movie industry in order to take into consideration the diffusion of digital technologies first of all in North America and then gradually throughout the rest of the world;

(ii)

2016 - 2036 for the DVD and Blu-Ray replication business in order to take account of the gradual decline anticipated for DVDs (for which the peak was estimated to have been reached in 2007) and Blu-Ray (for which estimated peak will occur in 2015).

6 The projections for 2010 provided by Management include operating expenses and investments making it potentially possible for the Company to take up a position on the “Home Networking” market. We did not integrate these elements into the Projections as we did not have any quantified data on the future cash flows that this expenditure could generate in the long-term

On the basis of the Adjusted Business Plan and the Extrapolations per division (together the “Projections” for each division), we also prepared a consolidated version in order to obtain the Company’s projected consolidated cash flows for the period 2010-2015 (the “Consolidated Projections”). We relied on these data for our liquidity analysis and to carry out a valuation of the Company integrating an overall growth assumption that is greater than the assumption that results implicitly from the Projections in which two business lines are set to decline.

We presented the Projections and the Consolidated Projections to Management. Following these discussions, they suggested a certain number of changes with regard to the level of investments and confirmed to us that the assumptions used were not unreasonable.

5.3.

Analyses concerning the Company’s indebtedness

We conducted two analyses with regard to the Company’s indebtedness: (i) a liquidity analysis pre and post-Restructuring and (ii) an analysis of the terms of the New Debt.

5.3.1.

Liquidity analysis

A liquidity analysis of a company consists of testing its ability to meet its financial obligations over a given period under its projected cash flows. These cash flows consist of (i) cash flows from operations and investments, (ii) cash flows from financing and (iii) any other cash items.

We determined the cash flows on the basis of the Consolidated Projections, as follows:

(i)

the cash flows from operations and cash flows from investment correspond to EBITDA restated for changes in reserves7 from which the following have been deducted (i) capital expenditure, (ii) changes in working capital, (iii) operational restructuring expenses, (iv) certain cash items that are classified as operational items8 and (v) the corporate income tax actually paid9. This balance also includes proceeds from the disposal of assets related in particular to the plan currently in progress for disposal of the Non-Strategic Subsidiaries;

(ii)

the cash flows from financing consist of interest payments and repayments of principal on outstanding debts and the interest income generated on cash.

We carried out two liquidity analyses: the first in a context of a status quo and the second in a post-Restructuring situation.

The first liquidity analysis is made in the context of a status quo in which we assume that the Company achieves the Consolidated Projections while retaining the Existing Debt. This consists of the Syndicated Credit Facility and the Private Placement. Amounting to €2.84 billion, the Existing Debt carries interest, depending on the year, of between 2.6% and 6.1% on average over the period 2009-2019 and its repayment schedule provides in particular for repayments of principal amounting to €426 million, €1,444 million and €370 million in 2011, 2012 and 2013, respectively.

7 The changes in reserves correspond to the changes in the provisions for pension

8 Notably the costs of foreign exchange hedges, factoring fees and certain bank fees

9 In the light of the complexity of the Company’s deferred tax position, we were unable to calculate its projected cash out in respect of corporate income tax. We used the corporate income tax expense calculated by the Company in the cash flow forecasts presented to the Creditors

The second analysis is made in a post-Restructuring context in which we assumed that the Company achieves the Consolidated Projections while servicing the New Debt. In that context, we implemented a liquidity analysis which is based on the contractual amortization for repayment of the principal and payment of the interest on the New Debt. This analysis also takes into account the cash sweep mechanism which consists in allocating a large percentage of the excess cash flow generated during a given year, defined as the sum of the cash flow from operations and investment and the cash flow from financing (the “Excess Cash Flow”) towards additional repayment of the outstanding amounts due under the New Debt. Determination of the changes in cash flows also includes non-recurring cash items.

We also analyzed the risk of refinancing of the residual New Debt on maturity by ensuring that in 2016 the New Debt/EBITDA ratio would be at a reasonable level to contemplate the prospect of refinancing its remaining debt. Furthermore, we conducted an analysis of the financial covenants by verifying their level.

We undertook sensitivity analyses to measure the consequences on the Company’s liquidity that a deterioration in operating performance might have in a post-Restructuring context. We assessed the level of sensitivity which would lead the Company holding a cash position of less than €250 million in 2015 or that would lead to a covenant breach between 2010 and 2015.

We estimated the opening cash position as of the Closing Date in accordance with the terms and conditions relating the minimum amount of cash set out in Appendix 3 of the Safeguard Plan. This mechanism provides for an adjustment in the amount of the Company’s cash position on the Closing Date. This adjustment was negotiated with the Creditors on the basis of an analysis of the seasonal change in the Company’s cash position flow and provides for payment of the surplus cash position to Creditors in the form of a decrease in the nominal amount of the DPNs and the ORAs.

5.3.2.

 Analysis of the characteristics of the New Debt

We analyzed both the economic and non-economic terms of the New Debt. These analyses are based on our financial restructuring expertise and on the interviews we conducted with Management and with the Company’s financial advisors and counsel. We performed this analysis with the assistance of our teams specialized in debt raising and financial restructuring.

We compared the spreads applicable to the New Debt to the market spreads required for companies with a similar credit profile to the Company. We also compared the requirement in terms of rate of return of the holders of the New Debt to (i) those of new high yield debts issued by highly levered companies and (ii) the terms of the debt refinanced against similar debt issues that occurred at the time of the Agreement (the observations relate to high yield issues from September to October 2009 noted by S&P LCD and the restructurings that have taken place in Europe in 2009).

In addition to the liquidity analyses presented above, we analyzed the cash sweep mechanism aimed at systematically allocating part of the Excess Cash Flow to New Debt prepayment.

We endeavored to identify contractually available sources of liquidity: through available cash but also through the “baskets” of additional indebtedness permitted under the Agreement.

We reviewed the mechanism for adjustment of the interest margin (the “margin ratchet”) which is usual in a loan documentation and that consists in reducing the applicable margin to the New Debt when a company reaches pre-defined thresholds.

With regard to the non-economic terms, we compared the clause of the Agreement relating to (i) the control mechanisms (positive and negative covenants), (ii) information flows provided for contractually between the Company and its Creditors and finally (iii) the baskets of additional debt provided for in the Agreement to usual market practice in such circumstances.

5.4.

Valuation of the Company

5.4.1.

Discarded Valuation Methods

For the purposes of our analysis, we discarded:

(i)

the comparable transactions method given the fact that we want to determine the value of the Company for its Shareholders, i.e. without taking into account any synergy brought in by a potential investor;

(ii)

the reference to the share price of the Company. Even if the free float and the volume of trades of the Thomson’s shares are important, we consider that the characteristics of this share make it difficult to draw conclusions from its trading price. Indeed, it has been subject to very large variations over the last year10 particularly as a result of uncertainty related to the negotiations and the completion of the Restructuring and also due to its speculative nature (as it is a “penny stock” that arouses the interest of individual investors and evidenced by the large volume exchanges in the capital reaching over four times the total number of shares since the Restructuring was announced at the end of July 2009); and

(iii)

analysts target price references: very few of them have made detailed analyses of the consequences of the Restructuring (some of them have not even updated their target share prices following the announcement of the Restructuring) and these target prices exhibit a wide variance (amounting to between €0.10 and €0.77).

5.4.2.

Determination of the operating asset value

Due to the heterogeneous nature of the Company’s portfolio of activities, we made a valuation of the Company’s operating assets on the basis of a “Sum-of-the-Parts” (“SoTP”) analysis.

We first of all calculated, on an individual basis, the value of the operating assets of the divisions using a multi-criteria approach as of December 31, 2009 by using:

(i)

primarily the discounted cash flow method; and

(ii)

on a complementary basis, the market multiples method. We identified four comparable companies for Thomson Connect (ADB, Arris, Pace and Zyxel), three comparable companies for Technicolor (Ascent Media, Cinram International Income Fund and DG Fast Channel) and one comparable company for LRI (Dolby Laboratories).

With regard to the Corporate Costs and Other Activities and the other costs required for operations (bank fees and other financial expenses of a recurring nature), we used a discounted cash flow method.

With regard to the discounted cash flow method, we applied an “Adjusted Present Value” approach by which the enterprise value is equal to the sum of the value of the operating assets and the value of the tax shield related to the debt less potential financial distress costs.

10 We observed volatility based on daily rates of return on the Thomson S.A. share over a one-year period as at November 9, 2009. This volatility stands at 107% over 1 year, 94% over 6 months, 73% over 3 months and 79% over 1 month

We discounted the free cash flows of the operating assets of each division at their respective unlevered cost of equity calculated on the basis of the Capital Asset Pricing Model using:

(i)

a variable risk-free rate for each year based on the euro swap curve as of November 9, 2009;

(ii)

an unlevered beta calculated on the basis of a sample of companies that we deemed comparable to each of the Company’s business lines11. We unlevered the equity betas obtained from MSCI Barra by using the traditional Hamada formula based on their financial structure at November 9, 2009 (except for Cinram International for which we adopted an average financial structure over the last five years12);

(iii)

a market risk premium of 6%13.

This SoTP approach enabled us to define the lower limit of our range of values as it necessarily leads to a conservative value for the operating assets. Indeed, the Projections do not incorporate any upside relating to the launch of new business activities that could offset the expected decline of the THES and the film services divisions.

In order to determine the upper limit of our range, we carried out a valuation of the Company’s operating assets on the basis of the Consolidated Projections for 2010-2015 and a terminal value including a larger perpetual growth rate than that the one implicitly resulting from our SoTP approach. Such an approach assumes that the Company will succeed in developing new businesses to compensate for the decline in the activities in the two above-mentioned divisions.

For the purposes of this second approach, we applied a consolidated unlevered beta equal to the average of the unlevered betas used for valuation of each of the operational divisions weighted by the relative value of each of the operational divisions obtained from our SoTP approach. In order to ensure the reasonableness of this consolidated beta, we compared it to the Company’s historical beta or predicted beta14.

5.4.3.

Determination of the Company’s post-Restructuring enterprise value

Thomson’s enterprise value corresponds to the sum of the value of the Company’s operating assets described in the foregoing paragraph and the value of the tax shield related to the debt less any potential financial distress costs.

a.

Tax shield estimation

The value of the tax shield related to the New Debt corresponds to the benefit resulting from to the tax deductibility of the New Debt interest. We calculated this value by discounting the interest payments on the New Debt at an annual unlevered cost of equity assuming that the risk on the tax shield is of the same nature as on its operating assets.

In the hypothetical refinancing scenarios that we ran, the tax shield flows were adjusted as from the date of refinancing to take into account the different debt market conditions.

b.

Financial distress costs estimation

To determine the financial distress costs to be deducted from the value of the operating assets plus the value of the tax shield, we successively calculated:

11 We obtained betas for operating assets of 1.06, 1.23 and 1.41 respectively for the LRI, Technicolor and Thomson Connect divisions. The beta for the operating assets of Corporate functions and Other Activities corresponds to the average of the betas used for the valuation of each of the operational divisions weighted by the relative value of each of the operational divisions

12 Source: CapitalIQ

13 Source: Houlihan Lokey’s internal technical committee (September 2009)

14 Source: Bloomberg and MSCI Barra

(i)

a theoretical liquidation value of the Company. This is an extreme scenario corresponding to the occurrence of a considerable decline in the Company’s prospects which would lead to a fall of its enterprise value and would cause it to reach a default threshold. This situation would force the creditors to accelerate their claims. For the purposes of our analysis, we considered that the Company would default when the projected free cash flows become equal to the value of the debt service plus 10%. We then discounted the free cash flows thus determined using the unlevered cost of equity, then we applied a discount of 35%15  to the estimated default threshold thus obtained considering that the sale of the assets would take place in a fire sale context with potentially unfavorable negotiating leverage. On the basis of these extreme assumptions, the theoretical liquidation value would amount to €1.13 billion;

(ii)

The loss in case of default is calculated by subtracting the theoretical liquidation value from the nominal value of the New Debt (corresponding to the amount invested by the Creditors). The Loss Given Default (“LGD”) is equal to the ratio of the loss in case of default to the nominal amount of the New Debt. On the basis of a theoretical liquidation value of €1.13 billion, the LGD amounts to 27%16;

(iii)

The theoretical probability of default: conceptually, the credit spread is equal to the LGD multiplied by the default probability. Assuming that the spread for the New Debt solely depends on the “expected” loss by the Creditors and that it is correctly assessed, the implied theoretical probability of default can be calculated by dividing the spread by the LGD. Conversely, if one estimates that the risk of default by the Company post-restructuring is comparable to the one of a BBB rated company, it is possible to compute the theoretical probability of default to be applied in this scenario by dividing the average credit spread for companies with a BBB rating by the LGD;

(iv)

The financial distress costs are equal to the difference between the enterprise value free of default and the theoretical liquidation value of the company, multiplied by the theoretical probability of default. These costs must be subtracted from enterprise value free of default to obtain the post-Restructuring enterprise value. The same result is obtained by taking the average of the theoretical liquidation value of the Company and the enterprise value with no default weighted respectively by the theoretical probability of default and by the theoretical probability of survival (i.e. 1 minus the theoretical probability of default).

The estimation of the financial distress costs thus relies on the appreciation of the risk of default by the Company. For each of the two extreme values of the range of the operating assets value, we calculated the costs of financial distress corresponding to three levels of default risk described in the analysis of the New Debt in the next section.

5.4.4.

Determination of the equity value

In order to determine the equity value, we deducted from the post-Restructuring enterprise value (i) the estimated value of the New Debt and (ii) the amount of the other adjustments.

From a valuation stand point, taking into consideration the Company’s default risk has an impact at two levels: firstly with regard to the enterprise value through the estimation of the financial distress costs and, secondly, with regard to the value of financial debt to be deducted from the enterprise value in order to determine the equity value.

15 According to academic studies, direct and indirect bankruptcy costs generally amount on average to between 20% and 30% of the enterprise value prior to bankruptcy

16 S&P’s statistics for the period 1981-2008 show recovery rates of 82% for senior secured bank loans and 45% for senior unsecured bank loans. Similarly, according to a Fitch study with regard to the period 2000-2006 in the United States, the median rate of recovery amounted to approximately 84% for senior secured loans and around 40% for senior unsecured corporate loans

The risk of default implicitly contained in the New Debt cannot be retained as a central assumption as it appears to us to be high.

Indeed, such risk of default comes from a significant credit spread which can be explained by (i) the market conditions prevailing at the time the Agreement was negotiated, (ii)  market or customary practices in this type of restructuring where the financial terms of the New Debt are very largely determined by the situation of financial distress of the Company without taking into consideration the rating which it could regain following the substantial reduction of its indebtedness and (ii) the lack of trust that may be shown by investors, creditors, analysts and credit rating agencies as long as the Company has not successively delivered results in line with expectations over a sufficiently long period.

The high level of the implied default risk of the New Debt is confirmed by the various additional analyses that we conducted:

(i)

comparison (on the basis of the Consolidated Projections) of the projected levels of the Company’s credit ratios which appear to us to be essential when assessing the credit risk (Debt/EBITDA and EBITDA/Interest) to their historical levels when the Company had an Investment Grade rating (BBB- or BBB+ between 2003 and 2007);

(ii)

use of the “CreditModel”17 application developed by Standard & Poor’s (“S&P”) which makes it possible to assign a theoretical rating to a company on the basis of purely quantitative criteria depending on the industrial sector to which it belongs18. In the case of Thomson, we used the Telecom, Cable TV and Broadcasting sector and the ratios and indicators resulting from the Consolidated Projections.

As a working assumption, we therefore retained three levels of theoretical default risk in order to cover the entire conceivable spectrum:

(i)

the first level corresponds to a situation where the Company’s default risk is correctly assessed by the credit spread of the New Debt. On the basis of an average spread of 587 basis points19 and an LGD of 27%, the theoretical probability of default would be 22%;

(ii)

the opposite level would be based on a default risk for the Company corresponding to investment grade status with a BBB rating. On the basis of our analyses of the Yield-to-Maturity resulting from the Merrill Lynch Bond Indices at November 9, 2009 and considering that the average maturity of the bonds in the indices is five years, the spreads of the companies with BBB ratings amount to 133 basis points on average. Using an LGD of 27%, the theoretical probability of default would be in such a case 5%; and

(iii)

the last level corresponds to a midpoint where the theoretical probability of default would be approximately 13%.

To value the New Debt in each of the scenarios of theoretical probability of default, we (i) discounted the debt service at a rate calculated on the basis of a spread corresponding to the scenario and (ii) assumed that, if the actual default risk was lower than that implicitly assumed by the Creditors under the New Debt, the Company could refinance under better conditions in 2012. This scenario, which moreover corresponds to Management’s intention, makes it possible to limit the transfer of value which necessarily occurs between the creditors and the shareholders when the actual spread is higher than that which would be applied under normal market conditions.

17 The limits on the use of this model should however be highlighted: (i) the rating process used by credit rating agencies is not based solely on a quantitative analysis but systematically includes qualitative aspects, (ii) from a quantitative standpoint, the rating criteria they use evolve and there is no guarantee that the consistency or stability over time of the ratios used or their levels are maintained, (iii) the heterogeneous nature of the Telecom, Cable TV and Broadcasting sector that S&P itself uses for the Company

18 Based on 13 indicators, ratios or financial criteria used by Standard & Poor’s during these rating processes

19 A constant spread which, when added to the euro swap rates at November 9, 2009, makes it possible to equalize the value of €1,550 million with the New Debt service

Finally, we made some adjustments in order to calculate the equity value. The adjustments correspond to (i) the sum of the amount of the Company’s loss carryforwards, the value of the equity stake held in Videocon Industries20 and the associates and the other long-term assets21 from which we have deducted (ii) the negative cash flows that will be consumed by the Exiting Companies for 2010 as per the latest budget forecasts for 2010, the amount entered in the accounts22 of the provisions for pensions and risks23 and minority interests.

We were unable to estimate the value of the tax loss carryforwards due to the fact that it was impossible to make a precise calculation of the actual tax position of the legal entities of the group going forward. Furthermore, there is a risk of losing the US loss carryforwards which we were unable to quantify with any certainty and it is possible that some international tax losses may not be used before their expiration date. Under these conditions, we used the amount of the tax losses existing in France as recorded in the consolidated financial statements as at December 31, 2008, namely an amount of approximately €282 million.

We considered as cash at hand the portion of the cash balance at January 1, 2010 which would exceed the amount of €250 million, considered by Management as a critical threshold.

5.4.5.

Determination of the unit value of the ordinary shares and ORAs

We determined the value of the ordinary shares and the ORAs on the basis of the equity value determined above and on the basis of (i) the total number of ordinary shares in the capital on a fully diluted basis and (ii) the relationship between the value of an ordinary share and the value of an ORA.

All the work carried out as described above enabled us to determine the equity value attributable both to the Shareholders and to the holders of ORAs. An allocation analysis is required to make separate estimates of the value accruing to a Shareholder and the value accruing to a holder of an ORA, it is necessary to carry out an allocation exercise with regard to equity value, which involves making a comparison of their respective characteristics.

In the light of the various adjustments provided for by the Safeguard Plan, the issue of ORAs will amount to €641 million, for a nominal unit amount of €124. They will be redeemed upon maturity through the issuance of a maximum of approximately 971 million ordinary shares, i.e. a redemption ratio of approximately 1.5 ordinary shares per ORA (the “Redemption Ratio”).

The value of the ORA should correspond in theory to the value of the ordinary shares in which they are convertible, less the present value of the future dividends paid prior to the date of redemption of the ORA, plus the present value of the interest to be received in cash by the holder of the ORA up to such date.

As such, two elements appeared to us decisive when valuing the ORAs:

(i)

Management does not plan to distribute any dividend until the date of redemption of the ORAs; and

(ii)

interest on the ORAs is not payable in cash except possibly in the specific case of the ORA IIC and in this case, under certain clearly specified conditions. Interest is capitalized and has been implicitly included in the calculation of the number of ordinary shares to be received after redemption of the ORAs.

Under these conditions, we considered that the value per ORA corresponds directly to the value per ordinary share issued by the company except for the adjustment resulting from the Redemption Ratio.

20 Approximately 5% of the capital in terms of market value at November 9, 2009 (Source: Bloomberg)

21 As at June 30, 2009

22 As at June 30, 2009

23 Net of the amount of pledged cash used to cover a dispute relating to TCE Television Taiwan

24 1.30 US dollars or 0.91 pounds sterling

This approach to the valuation of an ORA directly based on a multiple of the value per Company ordinary share does not take into account:

(i)

the relative discount that the ORA would theoretically have to bear due to the absence of voting rights at shareholders’ meetings;

(ii)

the premium to which it should be entitled due to the seniority in ranking in the event of liquidation; and

(iii)

the effects which are difficult to quantify (a) of the liquidity of the ORA which is likely to differ from that of ordinary shares on the stock exchange and (b) the legal mechanisms of the Safeguard Plan such as the early redemption clause for the ORAs in the event of a change in control of the Company or the clause for early redemption of the ORA IIC on the latter’s initiative.

Thereafter to the extent that the value of the ORAs corresponds to a multiple of the ordinary share value, we simply endeavored to determine the value per company ordinary share. We thus reasoned on the basis that the Company’s capital was fully diluted and considered that the value per ordinary share corresponded to the equity value divided by the post-Restructuring number of ordinary shares and after conversion of all the securities granting an entitlement to shares in the Company’s capital (the “Pro Forma Number of Shares”).

The Pro Forma Number of Shares25 thus corresponds:

(i)

to the number of existing ordinary shares standing at 263 million shares;

(ii)

plus the number of ordinary shares issued pursuant to the increase in capital (527 million) and the number of future ordinary shares resulting from the issuance of the ORAs (971 million future ordinary shares);

(iii)

plus the number of future ordinary shares that may result from redemption of the DPNs. This redemption26 will be made in priority out of the proceeds from disposals of the Non-Strategic Subsidiaries27 and supplemented, where necessary, by an issue of new ordinary shares at the market price thereof on the date of redemption28 For the remainder of our analysis and in the absence of usable information likely to indicate the most likely scenario, we assumed that the Company would carry out half of its remaining plan for the disposal of Non-Strategic Subsidiaries29,

(iv)

less the number of ordinary shares for the ORA IIC which may be redeemed in cash on an accelerated basis on the Company’s initiative. We did not take such a redemption into account in our central case.

5.4.6.

Scenarios in the event that the Restructuring is not implemented

If the proposed Safeguard Plan is not approved by the Creditors’ committees, two scenarios could be envisaged: (i) the presentation of an Alternative Plan and, in the event of rejection of such a plan by the Commercial Court, (ii) the triggering of an in-court rehabilitation proceeding.

As mentioned in the Company’s communication, if the Safeguard Plan is not approved by the Creditors’ committees, the general meeting of noteholders or the Shareholders, the Company would propose an Alternative Plan which, were it to be adopted, would be imposed by the Nanterre Commercial Court and could consist of a plan for rescheduling the Existing Debt based on the existing contractual interest rates and annual repayments of 5% of the principal over a period of ten years and of 50% of the balance at the end of this period.

25 On the basis of approximately 263 millions shares of Thomson S.A.

26 The maximum nominal value of the DPNs amounts to €300 million. This will be reduced by the disposal proceeds of the Videocon Industries shares and other non-strategic assets sold prior to the Settlement/Delivery of the Restructuring by the Company and by 50% of the amount of the surplus cash position. The DPNs bear interest at a rate of 10%

27 Due to the confidentiality of the various processes for disposal of the Non-Strategic Subsidiaries, we are not in position to assign a value to the proceeds that Management expects to receive from such transactions

28 Or by a cash payment per tranche of €15 million as the Company chooses

29 Amount less the disposal price of the Videocon Industries shares and the non-strategic assets sold prior to the date of Settlement/Delivery of the Restructuring by the Company and by 50% of the amount of the surplus cash position resulting from application of Appendix 3 to the Safeguard Plan

As far as an in-court rehabilitation proceeding is concerned, this could lead to (i) a “continuation plan”, a solution which would appear to be relatively hypothetical if the Commercial Court were to refuse to adopt the safeguard plan, unless new elements were submitted to it, or to (ii) a plan for sale of the business of which the terms and conditions (sale of the Company as a whole or sale of the divisions separately) could lead Management and the court-appointed receiver to apply a substantial discount to the intrinsic value.

We were unable to assess these two scenarios precisely due to their complexity and the significant uncertainty of the assumptions that we would have had to rely on. However, for the second scenario, we carried out some simulations and made a few simplified calculations to illustrate their consequences: we calculated the minimum value of the asset disposals after repayment of the Existing Debt and the TSS in order to leave a positive balance for the Shareholders.

5.4.7.

Additional analyses

Our analysis is based on a scenario whereby the Restructuring and the Financial Projections would be implemented. In order to provide the Board with analysis as regards certain aspects which could have either a positive or negative effect on the interests of the Restructuring for the Company or its Shareholders, we conducted certain additional analyses.

(i)

Early redemption of the ORA IIC

The Company has an option to redeem on an early basis the IIC tranche of the ORAs in cash at a redemption price corresponding to a multiple of its nominal value plus accrued interest. The portion of this tranche of the ORAs which will be redeemable in cash will depend on the choice made by the creditors.

Such an early redemption is in the interest of the Shareholders as long as it enables them to increase the value per share. This condition will be met if the unit price for redemption of the ORA IIC is lower than their intrinsic value, it being specified that this intrinsic value must correspond to around 1.5 times the value of the ordinary shares (see Section 5.4.5).

Furthermore and to the extent that (i) the Company cannot raise additional debt financing except by refinancing the New Debt and (ii) all asset disposals are precluded except for disposals of the Non-Strategic Subsidiaries, internal financing and an increase in the share capital remain the only ways of financing such a redemption. In both cases, only a limited portion of the funds could be allocated to the transaction due to the cash sweep mechanism.

Given the above, we determined (i) what would be the minimum rates of return on equity which would make the early redemption of the ORA IIC attractive for the Shareholders and (ii) what would be the minimum free cash flow to be generated or what would be the amount of funds that would need to be raised via a capital increase in order to redeem all the ORA IIC.

With regard to determination of the minimum rates of return: we assumed two possible dates for redemption of the ORA IIC: at December 31, 2010 and at December 31, 2011. We determined the implicit minimum value of the shares at such date which would make the transaction attractive. In order to do so, we divided by the Redemption Ratio (i) the unit redemption price of the ORA IIC as at December 31, 2010, i.e. 125% of the nominal value plus accrued interest and (ii) the unit price for redemption of the ORA IIC as at December 31, 2011, i.e. 135% of the nominal value plus accrued interest. We compared the minimum value per share obtained to the median of the valuation results described in section 5.4.5. We derived from this the implicit minimum rate of return which would lead to this transaction creating value for the Shareholders.

With regard to the amount of funds to be allocated: we took into account the fraction of the cash swept in order to determine the amount of retained Excess Cash Flow and the minimum amount of the increase in capital. More specifically with regard to the Excess Cash Flow, we added to this cash flow the amount of service of the New Debt at the redemption date concerned in order to obtain an estimate of the minimum free cash flow to be generated by the Company.

(ii)

Amounts of the additional disposals of Non-Strategic Subsidiaries

We estimated the potential impact on the value per share of an amount of disposals leading to the issuance of no additional ordinary shares at the date of the DPNs redemption. On the basis of our work, this scenario would correspond to an amount of additional disposals of Non-Strategic Subsidiaries of €307 million as of the date of our report30.

(iii)

Percentage of ownership of the Company’s share capital by Shareholders

In order to determine the margin of increase in the holding of the Company’s capital by the Shareholders, we performed several sensitivity tests with regard to the following parameters: (i) a percentage of take-up by the Shareholders of the capital increase and the ORAs issuance varying between 0% and 100%, (ii) proceeds from asset disposals leading to redemption of the DPNs varying from €0 million to €307 million and (iii) a percentage of the ORA IIC subject to early redemption varying from 0% to 100%.

(iv)

Subscription by the Shareholders to the capital increase and the ORA issuance

In light of the various levels of value per share obtained and their position as compared to the price of €0.66, we analyzed whether it would be appropriate for the Shareholders to subscribe in cash for the capital increase and ORA issuance which are offered to them.

6.

Assessment as to whether the Restructuring is in the interests of the Company and its Shareholders

6.1.

Interests of the Company

The procedures and analyses which we carried out show that, on the basis of the free cash flow assumptions of the Consolidated Projections, the Company should be able to meet the financial obligations required by the New Debt over the period 2010-2016:

(i)

the Company would have an annual cash position of between €370 million and €430 million between 2010 and 2015, i.e. levels that are higher than the position of €250 million which Management considers to be the minimum threshold to deal with the seasonal nature of working capital requirements, with any other extraordinary expenditures that may be required or with a potential operational underperformance as compared to the Business Plan;

(ii)

in 2016 and on the basis of a required level of cash position of €250 million at minimum, we consider that the Company would be in a position to refinance the residual debt of some €400 million corresponding to 0.7x EBITDA 2016 in the Consolidated Projections ;

(iii)

the covenants would be complied with headroom of between 12% and 20% in 2010 and 2011 and of over 20% from 2012 onwards;

(iv)

discounts of up to 9.5% with regard to the free cash flows in the Consolidated Projections would make it possible to keep a cash position of over €250 million, to satisfy the contractual financial covenants and to leave the Company with an amount of debt in 2016 that should make possible its refinancing (1.1x EBITDA 2016).

30 On the basis of issuance of DPNs for €279 million bearing interest at a rate of 10% per annum

These elements are to be assessed in light of the assumption of an opening cash position as of January 1, 2010 which, given the adjustments linked to the Restructuring, should be close to €400 million and gives a certain amount of comfort for the analysis set out above: the positive cash differential of €150 million between this cash position and the minimum threshold of €250 million required for the business operations gives the Company greater financial flexibility that enables it to (i) handle unexpected operational issues that may arise but also (ii) to commit, if it wishes, capital expenditure allowing it to improve its EBITDA or (iii) to reduce its debt.

Furthermore, the financial structure resulting from the Restructuring should theoretically enable the Company to reduce its default risk significantly. On the basis of our analysis, the projected levels of the Company’s leverage and interest cover ratios are comparable to those prevailing in the past when it had a rating of between BBB- and BBB+. Furthermore, use of the “CreditModel” application gives a theoretical rating of BBB+ in 2010 which does not deteriorate over the following periods31.

Thus, the Company could theoretically hope to regain Investment Grade status after 2012, which, according to the discussions we have held with Management, would be an advantage in the implementation of its strategic repositioning plan.

We also reviewed the other main economic and non-economic characteristics of the New Debt:

(i)

the spreads of the New Debt may seem high for two reasons. Firstly, at the date on which the New Debt was negotiated, the financing conditions were considerably more restrictive than they are today. Secondly, creditors do not generally anticipate the potential amelioration of the Company’s rating which should result from an improved financial structure whereas, in our analysis, this is a significant theoretical assumption. A comparison with the spreads applied with regard to companies with a credit profile similar to that of the Company at the time of the negotiations shows that they do not deviate from market practices observed in similar cases of financial restructuring;

(ii)

the margin ratchet mechanism which provides for a decrease in the spread in two successive stages of 0.25 basis point does not reflect sufficiently the decrease in the credit risk profile given the fact that the Company’s spread would be decreased to 550 basis points on certain tranches whereby its leverage would moreover equate to 1.0x;

(iii)

the cash sweep mechanism might appear a constraint, but it will enable the Company to regain its operational flexibility more quickly;

(iv)

the refinancing risk. Even though it is difficult to compare it from one company to another due to the difference in credit assessments made by lenders and the market conditions which could ultimately prevail, we consider that with leverage of less than 1.0x EBITDA in 2016, refinancing can be envisaged;

(v)

the factoring facility and the other potential sources of liquidity: the raising of the facility would mean, overall, that the Company would theoretically have an amount of approximately €400 million of cash position at the Closing Date and, if necessary, an additional amount of €200 million to finance specific operational financing requirements. We consider that, given the assumptions under the Consolidated Projections, a total amount of €600 million is sufficient. Furthermore, a general basket of €40 million is also permitted for in the documentation to obtain additional financing. If these baskets make it possible to improve liquidity, it is exclusively up to the Company to raise these additional funds. As a result of the liquidity analyses performed, the size of these baskets appears to be sufficient to meet unanticipated cash requirements;

31 Naturally, this rating is purely theoretical, as the Company’s history will probably not allow it to regain this type of rating so quickly

(vi)

the control mechanisms are in line with normal market practices:

a.

Positive covenants: the company has to comply with two covenants (leverage and interest cover) defined on the basis of headroom of 15%-20% calculated on the basis of EBITDA. Our sensitivity analyses confirm that this level is a prudent assumption making it possible to warn creditors early enough to address a potential forthcoming liquidity issue;

b.

Negative covenants: the Agreement imposed a certain number of restrictions (permitted acquisitions and permitted disposals, inter alia) aimed at limiting any change in scope of the group and ensuring strict supervision over operational strategy, which represented a very significant constraint for the Company but which was fairly usual in this type of situation. The Safeguard Plan provides the Company with slightly more flexibility in this area;

(vii)

Contractual information flows between the Company and its creditors: a certain number of clauses with regard to the additional information flows are provided for in order to report regularly on completion of the plan. These clauses are in line with market practice for companies emerging from restructuring as the Creditors generally want to be able to anticipate any difference in the results observed compared to the forecast financial data presented to them.

We therefore consider that the Restructuring is in the Company’s interests as the Company should be able to meet its financial obligations resulting from the New Debt and the characteristics of the New Debt do not deviate from usually observed market practices.

6.2.

Analysis as to whether the Restructuring is in the interests of the Company’s Shareholders

6.2.1.

Determination of the value of the operating assets

The value of the operating assets of the Company falls within a range of between €2.87 billion and €3.16 billion.

The Projections do not incorporate any assumption of a launch of new business activities which could offset the scheduled decline in the activities of the THES division and the film services business.  They necessarily lead to a conservative value for the operating assets corresponding to the lower limit of our range of values, which breaks down as follows:

(1) THES division includes EDS business

As stated previously, the market multiples methodology was only used on a complementary basis in our Sum-of-the-Parts approach. With regard to Thomson Connect, the multiples of comparable companies are consistent with our valuation. In the case of Technicolor, the values obtained using the multiples method are higher than those we obtained using the main method. However, these values do not take into account the expected decline in the business activities of THES and of film services (only Cinram will be affected by this decline and has multiples that are close to the multiples implied from our valuation of THES while the other companies positioned on the content creation market (special effects and animation) have better growth prospects, which distorts the calculation of the median and therefore the relevance of the results for Technicolor given its mix of activities).

We have also calculated the implicit perpetual growth rate that it would be necessary to use in calculating the terminal value to a normative cash flow calculated in 2015 on the basis of the Consolidated Projections in order to obtain our lower limit for the value of operating assets. This implicit perpetual growth rate amounts to -0.5%. This level may appear to be low but it can be explained by the anticipated decline in the THES and film services divisions.

We determined the upper limit of €3.16 billion by applying a perpetual growth rate of 1% to the normative free cash flow calculated in 2015 on the basis of the Consolidated Projections for the calculation of the terminal value. This illustrative growth rate assumes that the company will succeed in developing new business activities to compensate for the decline in the two above-mentioned divisions.

6.2.2.

Determination of the enterprise value

On the basis of the range of values for the operating assets obtained above and the assumed probabilities of default, the enterprise value of the Company falls within a range of €2.62 billion to €3.17 billion.

The following table presents a breakdown of the results for the lower limit and the upper limit of our valuation range and for the three assumptions of theoretical default risk. We indicated, by way of illustration, the level of the Weighted Average Cost of Capital (“WACC”) which it would have been necessary to use to obtain these levels of enterprise value if we had implemented a classic discounted cash flow (DCF) method consisting in determining the enterprise value directly by discounting the projected free cash flows at WACC:

As an illustration, we set out below the computation of the lower limit and the upper limit for the enterprise value.

The enterprise value of €2.62 billion corresponding to the lower limit of the range of values of the operating assets used and to a theoretical maximum probability of default was obtained by adding together:

(i)

the value of the operating assets of €2.87 billion;

(ii)

the value of the tax shield of €0.16 billion obtained by discounting at the unlevered cost of equity the yearly product of the Company’s corporate income tax rate of 25% and the interest expenses calculated using a spread of 587 basis points for 2010-2016; and

(iii)

the financial distress costs estimated at €0.41 billion by multiplying the theoretical value loss in case of default of €1.90 billion32 by the theoretical probability of default of 22%.

The enterprise value of €3.17 billion corresponding to the upper limit of the range of values for the operating assets and to a very low theoretical probability of default corresponding to an Investment Grade rating and was obtained by adding together:

(i)

the value of the operating assets of €3.16 billion,

(ii)

the value of the tax shield of €0.12 billion obtained by discounting at the unlevered cost of equity the yearly product of the Company’s corporate income tax rate of 25% and the interest expenses calculated using a spread of (a) 587 basis points for 2010-2016 and (b) 133 basis points after 2012, it being specified that the spread of 133 basis points corresponds to the product of the theoretical probability of default of 5% and the LGD of 27% as determined in section 5.4.3.,

(iii)

the costs of financial distress estimated at €0.11 billion by multiplying the value loss in case of default of €2.18 billion33 by the theoretical probability of default of 5%.

6.2.3.

Determination of the value per share

Depending on the value range of the operating assets and the probability of default considered, the value per Company share falls within a range of between €0.57 and €0.77.

This result was determined using a scenario of refinancing of the New Debt at the end of 2012 with a debt whose new credit spread would more correctly reflect the theoretical probability of default of the Company. Under these conditions, the value of the financial debt amounts to the following:

By way of illustration, the value of the debt prior to refinancing for the scenario using a theoretical probability of default of 13% was determined by discounting the contractual New Debt service with a spread of 360 basis points. Assuming that the refinancing is carried out at a spread of 360 basis points as from 2012, the impact on the value of the debt is equal to the difference between (i) the principal remaining due under the New Debt to be refinanced at the end of 2012 and (ii) the value discounted at 360 basis points of the New Debt service as from 2012.

On the basis of a median scenario of €153 million in proceeds from disposals of the Non-Strategic Subsidiaries, we obtain the following values per share:

32 Corresponding to the enterprise value excluding the costs of financial distress minus the theoretical liquidation value of €1.13 billion

33 Corresponding to the enterprise value excluding the costs of financial distress minus the theoretical liquidation value of €1.13 billion

6.2.4.

Scope and limits of the results obtained

In the light of the numerous areas of uncertainty both with regard to the Company’s potential growth and the level of its default risk, our approach is essentially presented for illustrative purposes and it is difficult to interpret all the results that stem from it as being market values for the assets, the New Debt, the ORAs or the ordinary shares. The trading price of the shares or the ORAs, the transactions that may be carried out with regard to the various securities of the New Debt or the Company’s assets may give different levels of valuation.

The approach we used is aimed at providing the Board with guidance on the value creation and value transfer mechanisms in a financial restructuring context, depending on the different assessments that an observer may make with regard to the default risk of the Company or the value of its assets in case of default.

Our approach is thus intended to highlight, for illustrative purposes, the consequences on the value of these various levels of assessment and is based in this regard on a certain number of assumptions and simplifications which must be taken into consideration in order to assess whether the Restructuring is in the interests of the Shareholders:

(i)

we have assumed that the loss given default of the Creditors would depend on the theoretical liquidation value of the Company; this latter value cannot be directly compared with the Company’s actual liquidation value due to the methods of calculation used (by reference to the characteristics of the New Debt);

(ii)

we determined a probability of default for illustrative purposes. This probability is based on the theoretical relationship which exists between the spreads of the debt securities, the probability of default of the debtor and the creditors’ LGD. This relationship is based on a financial interpretation of the required rate of return. Even if it is frequently used in credit analyses, it remains a theoretical approach and solely makes it possible to determine approximate spreads;

(iii)

the debt securities spreads observed in the market depend on credit risk but also on other parameters such as illiquidity. This may be considered as a less important parameter for investment grade debt securities than it is for below investment grade debt securities. Nevertheless, it remains a parameter which is not practicable to quantify precisely and to incorporate into our analyses;

(iv)

some of our estimates are based on an estimation of spreads for a company with an investment grade rating. If the Company were to obtain such a rating, the actual spreads would not necessarily correspond to those we have calculated.

6.2.5.

Analysis of the value of the Company’s ordinary shares resulting from theoretical alternatives to the Restructuring

If the Restructuring is not implemented in the current context of safeguard, it is possible to consider two possible outcomes: either the safeguard proceeding will lead to another plan, whether this has been approved by the Creditors or has been imposed by the court judge, or the Company will be placed in in-court rehabilitation.

In the event that the Restructuring is not accepted by the Creditors or the Shareholders, and as publicly stated by the Company, it would be possible to ask the Commercial Court to impose within the scope of the safeguard proceeding, an Alternative Plan that could consist of rescheduling of the Existing Debt over 10 years based on annual repayments of 5% for the first nine years and payment of the balance of 55% for the tenth year (the “Rescheduling Scenario”).

The analysis of the impact of such a scenario is complex. There are several elements difficult to quantify that may have a positive or negative impact on the theoretical value per share: (i) the deterioration which would occur in the Consolidated Projections, (ii) the probability of default which would then weigh on the Company, (iii) the prospects for improvement or deterioration in the credit profile of the Company which would enable us (a) to estimate the costs of financial distress and (b) to revalue the Existing Debt and (iv) whether or not there is interest on the TSS depending on whether or not the Company would pay any dividends.

We were therefore not able to determine a theoretical value for the Company’s shares in this scenario. It is however possible to identify some elements which could be considered to assess the respective interest of the Safeguard Plan and the Alternative Plan:

(i)

due to the advanced stage of the negotiations of the Restructuring, its implementation is based on a shorter time scale and has positive and clearly identified consequences on value accruing to Shareholders whereas the implementation of an Alternative Plan could lead to numerous scenarios, even if the solution that seems to be preferred by the Company today in such circumstances is the Debt Rescheduling Scenario;

(ii)

the risk of losing customers, suppliers or key employees could be more limited in the case of the Restructuring than in an Alternative Plan;

(iii)

an Alternative Plan imposed by the court judge, would limit the flexibility and the scope of opportunities of the Company for a longer period than in the case of the Safeguard Plan to the extent that the Existing Debt would then be rescheduled over a period of ten years whereas the Safeguard Plan would cover a term of seven years;

(iv)

an Alternative Plan would be more negatively perceived by market participants (a) over the short term, due to the increase in the length of the restructuring process and (b) over the long term, as the Company would have favored a non-consensual resolution of the debt reduction problem. This second point could have, inter alia, the consequence of making the potential discussions between the Company and future lenders more difficult in this context than in a context of consensual restructuring;

(v)

from a financial standpoint, the Restructuring Scenario would lead to increasing the size of the Company market capitalization, enlarging its free float, and making its coverage more attractive for financial analysts. All these elements could lead to a better liquidity for the ordinary shares in this scenario than in an Alternative Plan.

With regard to the outcome of an in-court rehabilitation, which could only be envisaged in the event that the safeguard proceeding fails:

(i)

if a “continuation plan” were nevertheless to be adopted, the issues would remain identical to those mentioned in the case of adoption of an Alternative Plan;

(ii)

if a sale plan were to be adopted by the Court, it does not appear foreseeable for Shareholders to obtain a positive value from this scenario. In the light of the difficulties encountered in the past by Management in receiving offers reflecting the intrinsic value of some of the companies of the group with strong competitive positions, it is unlikely that, in the context of an in-court restructuring, the sum of the proceeds of the sale of the Company’s various business activities will exceed the threshold of €2.8 billion above which Shareholders could preserve a positive value for their wealth.

6.2.6.

Additional elements to consider as to whether the Restructuring is in the interest of Shareholders

Scenarios of subscription by current shareholders to the increase in capital and the ORA issuance

To the extent that the price at which the increase in capital and the issue of ORAs falls within the range of values we have determined, the individual decision by a Shareholder as to whether or not to take part in these transactions depends on the Shareholder’s personal assessment (i) concerning the appropriate intrinsic value of the operating assets and the appropriate theoretical probability of default for the Company, (ii) with regard to the market’s ability to correctly reflect these data in the share price and, (iii) subject to the elements for comparative analysis of the share and the ORA described above, on the liquidity of these different securities, among others.

Scenarios with regard to redemption of the DPNs

A scenario of disposal proceeds for the Non-Strategic Subsidiaries amounting to the level of €307 million required to limit to the greatest possible extent the dilution resulting from the conversion of the DPNs into shares would lead to increasing the range of values of €0.57-€0.77 obtained above to €0.65-€0.85.

Within the scope of our analyses, we considered that the trading price of the shares would reflect their intrinsic value, particularly at the DPNs’ redemption date. Nevertheless, it is impossible to know the future level of a price which is the complex result of anticipations made by market participants.

Under these conditions, it is important to note that in the event that the disposals of the Non-Strategic Subsidiaries do not make it possible to redeem the DPNs in full, several scenarios may be envisaged from the standpoint of the Shareholders depending on the level of the trading price of the shares:

(i)

the more the share price at the date of redemption of the DPNs is overvalued, the more favorable the impact on value accruing to Shareholders as the number of shares to be issued becomes lower;

(ii)

the more the share price is undervalued, the more unfavorable the impact for Shareholders for the opposite reasons. Furthermore, if the number of shares to be issued becomes higher than the number authorized by the shareholders at the general meeting, a new authorization will have to be given to adjust this number. Otherwise, the amount remaining due in respect of the DPNs would be immediately payable.

Early redemption of the ORA IIC

The scenarios for early redemption of the ORA IIC which are presented as a way of limiting the dilution of Shareholders seem to us to be unlikely.

Indeed, assuming that the ORA IIC represent approximately 23% of the issue of ORAs as illustrated in the Safeguard Plan, the calculations we have made show that early redemption as at December 31, 2010:

(i)

would suppose that the minimum free cash flow in respect of FY 2010 amounts to €1.13 billion or that the amount of the increase in capital to finance such a redemption amounts to €0.98 billion;

(ii)

is only interesting for Shareholders if the annual rate of return on the share is higher than 33%34.

Similarly, early redemption as at December 31, 2011 of the ORA IIC:

(i)

would suppose that the minimum free cash flow in respect of FY 2011 amounts to €1.30 billion or that the amount of the increase in capital to finance such redemption amounts to €1.13 billion;

(ii)

is only interesting for Shareholders if the annual rate of return on the share is higher than 24%35.

34 As compared to a value per share of €0.67 which is the median of the results presented in Section 6.2.3.

35 As compared to a value per share of €0.67 which is a median of the results presented in Section 6.2.3.

Percentage of capital held by Shareholders

Depending on the scenario considered, current shareholders could retain between 12.2% and 58.6% of the share capital of the Company on a fully diluted basis. The percentage of 12.2% is based on a scenario in which (i) Shareholders do not subscribe either for the increase in capital or the ORA issue, (ii) the disposal proceeds from the assets to be sold amount to zero and (iii) the ORA IIC are not the subject of any early redemption. With disposal proceeds of €100 million, €200 million and €307 million, the percentage holding in the capital of the Company of Shareholders is increased to 13.1%, 14.0% and 14.9% respectively. The percentage of 58.6% corresponds to a scenario in which (i) the Shareholders subscribe in full for the increase in capital and the issue of ORAs which is offered to them, (ii) the proceeds from disposal of the Non-Strategic Subsidiaries amount to €307 million and (iii) the ORA IIC are all subject to early redemption.

Governance

We have identified a certain number of provisions of the Safeguard Plan which we consider to be favorable to the Company’s shareholders. These involve in particular the appointment of a new board of directors consisting of independent members only36. The Chairman would like these new members to be able to bring an industry specific knowledge with regard to the Company’s portfolio of activities and relationships to develop the Company’s operations. They will be proposed at the Extraordinary Shareholders’ Meeting scheduled to be held in Q1 2010.

Furthermore, the Agreement states that Management will benefit from a “Management Incentive Plan”, which will be voted on by Shareholders. We understand that this plan will make it possible to index Management’s remuneration to certain operational performance targets. The interest of this plan for Shareholders will be even greater if these objectives are aligned with the shareholder value creation.

Conclusion

We consider that the analyses with regard to the percentage of holding in the capital do not in themselves make it possible to conclude on the interest for Shareholders of a certain number of transactions limiting the dilutive effect of the Restructuring. Although some of them, such as take-up by Shareholders for the capital increase or the ORA issuance or early redemption of the ORA IIC make it possible to limit the dilution for Shareholders, they are creating value for Shareholders only under certain conditions.

Only transactions with a positive impact on Shareholders’ wealth are in their interests. Our analysis shows that the elements which have the most favorable impact on the Shareholders’ wealth are (i) the favorable scenarios of disposals of the Non-Strategic Subsidiaries and, to a lesser extent (ii) the subscription for cash to the market transactions in the event that the intrinsic value per share would be higher than the price proposed.

7.

Opinion

In the light of all the elements set out above, we consider that the Restructuring is in the interests of the Company and in the interests of its Shareholders.

Paris,

December 15, 2009

36 With the exception of Frédéric Rose, the Chairman of Thomson S.A.

Translation for information purposes only

ANNEX 5

REPORTS OF THE STATUTORY AUDITORS

Statutory auditors’ report on the reduction of share capital through cancellation of treasury shares (Resolution 3)

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with,, French law and professional standards applicable in France.

To the Shareholders of Thomson SA,

In our capacity as statutory auditors of Thomson SA and in compliance with article L.225-209, paragraph 7 of the French Commercial Code relating to the reduction of share capital through cancellation of treasury shares, we hereby report on our assessment of the terms and conditions of the proposed reduction of share capital.

Your Board of Directors proposes, on the basis of its report, that you grant them a delegation of authority, with the possibility to sub-delegate this authority, for a period of twenty-six months, to have all powers to reduce share capital, in one or more instances, in the proportions and the timing which they will decide, by cancelling part or all treasury shares of the Company within the limit of 5,000,000 shares.

We performed those procedures we considered necessary in accordance with French Professional Standards as issued by the Compagnie Nationale des Commissaires aux Comptes relating to this type of engagement. These procedures consist of verifying that the terms and conditions for the proposed reduction in capital are fairly stated.

We have no matters to report on the terms and conditions of the proposed reduction in capital.

Paris La Défense and  Courbevoie, December 21, 2009

The Statutory Auditors

KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

Statutory auditors’ report on the reduction of share capital as a result of losses through reduction of the nominal value of the shares (Resolution 4)

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with,, French law and professional standards applicable in France.

To the Shareholders of Thomson SA,

In our capacity as statutory auditors of Thomson SA and in compliance with article L.225-204 of the French Commercial Code relating to the reduction of share capital, we hereby report on our assessment of the terms and conditions of the proposed reduction of share capital.

Your Board of Directors proposes to reduce the share capital in the amount of € 985,098,602.20 by reducing the nominal value of the shares constituting the share capital from € 3.75 to € 0.10, thereby decreasing the share capital from € 1,012,087,605.00 to € 26,989,002.80 and to allocate the amount of the share capital decrease of € 985,098,602.20 to losses recorded within “Retained earnings”, thereby reducing this caption from € (1,754,541,106.49) to € (769,442,504.29).

We performed those procedures we considered necessary in accordance with French Professional Standards as issued by the Compagnie Nationale des Commissaires aux Comptes relating to this type of engagement. These procedures consist of verifying that the terms and conditions of the proposed reduction in capital are fairly stated. In particular, we ensured that the reduction in share capital does not reduce the amount of the share capital to a level below the minimum legal threshold and that it does not violate shareholders’ parity.

We have no matters to report on the terms and conditions of this operation which will reduce the share capital of your Company from € 1,012,087,605.00 to € 26,989,002.80.

Paris La Défense and  Courbevoie, December 21, 2009

The Statutory Auditors

KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

Statutory auditors’ report on the issuance of other securities giving access to the share capital as set out in resolutions 6, 7, 8, 9 and 10 of the extraordinary shareholders’ meeting of January 19, 2010

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with,, French law and professional standards applicable in France.

To the Shareholders of Thomson SA,

In our capacity as statutory auditors of Thomson SA (the Company) and in compliance with the French Commercial Code and notably with articles L.225-135, L.225-138 and L.228-92, we hereby report on proposed issuance of other securities giving access to the share capital (resolutions 6 to 10), operations upon which you are called to vote.

Your Board of Directors proposes, subject to the approval (homologation) by the Nanterre Commercial Court of the Company’s plan de sauvegarde, on the basis of its report, that you grant them a delegation of authority, with the possibility of sub-delegation to the Chief Executive Officer or, in agreement with the former, to a Deputy Chief Executive Officer, to determine the terms and conditions of the following issuances to occur no later than September 30, 2010 and proposes to cancel, as set out below, your preferential subscription rights:

•

Issuance of notes redeemable in ordinary shares (NRS), with cancellation of preferential subscription rights (resolutions 6 and 7);

•

Issuance and free allocation to shareholders of warrants to acquire NRS (resolution 8);

•

Issuance of notes redeemable in share or in cash (Disposal Proceeds Notes), with cancellation of preferential subscription rights (resolutions 9 and 10).

The overall maximum nominal amount of share capital increases which may take place immediately or eventually should not exceed € 97 096 570.65 in accordance with the resolutions 6, 7 and 8 and € 50 000 000 in accordance with the resolutions 9 and 10.

The overall maximum amount of debt securities for which the issuance is proposed should not exceed € 640,837,366.29 in accordance with the resolutions 6, 7 and 8 and €300,000,000 in accordance with the resolutions 9 and 10..

It is the responsibility of your Board of Directors to prepare a report in accordance with articles R.225-113, R.225-114 and R.225-117 of the French Commercial Code. It is our responsibility to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on the other information relating to the share issues provided in this report.

We performed those procedures we considered necessary in accordance with French Professional Standards as issued by the Compagnie Nationale des Commissaires aux Comptes relating to this type of engagement. These procedures consisted of verifying the contents of the Board of Directors’ report relating to these operations and the methods used for determining the issue prices.

The proposed cancellation of preferential subscription rights, the selection of data used into the calculation of the issue price and its amount, call, on our part, the following observation:

As described in the Board of Directors’ report, the issue price of the other securities giving access to share capital results from negotiation between the Company and the majority of its senior creditors, which resulted in the signature of a restructuring agreement dated July 24, 2009. As a consequence, we cannot express an opinion on the selection of data used into the calculation of the issue price and its amount and, consequently, we cannot report on the proposed cancellation of preferential subscription rights.

In accordance with article R.225-116 of the French Commercial Code, we will issue an additional report, if necessary, when your Board of Directors exercises its authority.

Paris La Défense and  Courbevoie, December 21, 2009

The Statutory Auditors

KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

Statutory auditors’ report on the capital increase by issuance of shares and/or other securities with cancellation of preferential subscription rights reserved for members of the group’s savings plan (resolution 11)

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of Thomson SA,

In our capacity as statutory auditors of Thomson SA (the Company) and in compliance with the French Commercial Code and notably with articles L.225-135, L.225-138 and L.228-92, we hereby report on the proposed delegation of authority to your Board of Directors to decide on one or several increase(s) in capital with cancellation of preferential subscription rights, reserved for members of the group’s savings plan (or other plans for which, articles L.3332-1 et seq. of the French Labour Code would permit to implement an issuance of shares reserved for its members under equivalent conditions) implemented within the Group comprising the Company and other entities, French or foreign, falling within the scope of consolidation or the scope of combination of the financial statements of the Company in accordance with Article L. 3344-1 of the French Labor Code, by issuance of ordinary shares or other securities giving access to share capital for a maximum nominal amount of 3% of the share capital resulting from the capital increase pursuant to resolution 5 (same maximum nominal amount as resolution 12), operations upon which you are called to vote.

This increase in capital is submitted for your approval in accordance with articles L.225-129-6 of the French Commercial Code and L.3332-18 et seq. of the French Labour Code.

Your Board of Directors proposes, on the basis of its report, that you grant them a delegation of authority, for a period of twenty-six months, to decide on one or several increases in capital and to cancel your preferential subscription rights. As and when required, it will determine the final conditions for these capital increase(s).

It is the responsibility of your Board of Directors to prepare a report in accordance with articles R.225-113, R.225-114 and R.225-117 of the French Commercial Code. It is our responsibility to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on the other information relating to the share issuance provided in this report.

We performed those procedures we considered necessary in accordance with French Professional Standards as issued by the Compagnie Nationale des Commissaires aux Comptes relating to this type of engagement. These procedures consisted of verifying that the contents of the Board of Directors’ report relating to these operations and the methods used for determining the issue price.

Subject to a subsequent examination of the conditions for these proposed capital increase(s), we have nothing to report on the methods used for determining the issue price provided in the Board of Directors’ report.

As the issue price has not yet been determined, we do not express an opinion on the final conditions under which the capital increase(s) will be carried out and, consequently, we cannot report on the proposed cancellation of preferential subscription rights.

In accordance with article R.225-116 of the French Commercial Code, we will issue an additional report, as and when required, when your Board of Directors exercises its authority.

Paris La Défense and  Courbevoie, December 21, 2009

The Statutory Auditors

KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

Statutory auditors’ report on the issuance of ordinary shares and/or other securities giving access to the share capital as set out in resolutions 12 and 13 of the extraordinary shareholders’ meeting of January 19, 2010

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders Thomson SA,

In our capacity as statutory auditors of Thomson SA (the Company) and in compliance with the French Commercial Code and notably with articles L.225-135, L.225-138 and L.228-92, we hereby report on the proposed delegation of authority to your Board of Directors to decide on various increase in capital by issuance of ordinary shares and other securities, operations upon which you are called to vote.

Your Board of Directors proposes, on the basis of its report, that you grant them a delegation of authority, with the possibility of sub-delegation, for a period of eighteen months, to decide on the following operations and to determine the final conditions for these capital increases and proposes to cancel your preferential subscription rights:

•

Issuance of ordinary shares and other securities giving access, immediately or in the future, to the share capital of the Company within the limit of 3% of the amount of share capital  resulting from the capital increase pursuant to  resolution 5 (same maximum nominal amount as resolution 11), with cancellation of your preferential subscription rights (resolution 12).

•

Issuance, subject to the approval (homologation) by the Nanterre Commercial Court of the Company’s plan de sauvegarde and the adoption by the general shareholders’ meeting of resolutions four to ten, of redeemable subscription or purchase warrants (bons de souscription et/ou d’acquisition d’actions remboursables), or BSAAR (“BSAAR”), with cancellation of your preferential subscription rights, for a maximum nominal amount of capital increase of € 4,500,000. The total maximum amount of share capital increases pursuant to the resolutions 12 and 13 is set at 8.65% of the amount of share capital resulting from the capital increase pursuant to resolution 5, and representing 3.9% of the share capital resulting from the capital increase pursuant to the fifth resolution and after redemption in shares of all of the NRS to be issued (resolution 13).

It is the responsibility of your Board of Directors to prepare a report in accordance with articles R.225-113, R.225-114 and R.225-117 of the French Commercial Code. It is our responsibility to report on the fairness of the financial information taken from the accounts, on the proposed cancellation of preferential subscription rights and on the other information relating to the issuance of shares provided in this report.

We performed those procedures we considered necessary in accordance with French Professional Standards as issued by the Compagnie Nationale des Commissaires aux Comptes relating to this type of engagement. These procedures consisted of verifying the contents of the Board of Directors’ report relating to these operations and the methods used for determining the issue price.

Subject to a subsequent examination of the conditions for these proposed capital increases, we have nothing to report on the methods used for determining the issue price provided in the Board of Directors’ report.

As the issue price has not yet been determined, we do not express an opinion on the final conditions under which the capital increases will be carried out and, consequently, we cannot report on the proposed cancellation of preferential subscription rights.

In accordance with article R.225-116 of the French Commercial Code, we will issue an additional report, as and when required, when your Board of Directors exercises its authority.

Paris La Défense and  Courbevoie, December 21, 2009

The Statutory Auditors

KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire

Statutory auditors’ report on the allocation of free existing shares or shares to be issued to employees and executive officers (Resolution 14)

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders of Thomson SA,

In our capacity as statutory auditors of Thomson SA (the Company) and in compliance with article L.225-197-1 of the French Commercial Code, we hereby report on the proposed free allocation of either existing or yet to be issued shares (excluding preferred shares) to employees and executive officers of Thomson SA or companies that are related to the Company under the conditions set forth in Article L.225-197-2 of the French Commercial Code. This proposed operation is subject to the approval (homologation) by the Nanterre Commercial Court of the Company’s plan de sauvegarde and the adoption by the general shareholders’ meeting of resolutions numbers four to ten.

Your Board of Directors proposes that it be authorized to allocate free existing shares or shares yet to be issued. It is the Board’s responsibility to prepare a report on the operation that it wishes to implement. It is our responsibility to report any observation we may have on the information provided to you in respect of this proposed operation.

We performed those procedures we considered necessary in accordance with French Professional Standards as issued by the Compagnie Nationale des Commissaires aux Comptes relating to this type of engagement. These procedures consisted of verifying that the methods proposed and described in the Board of Directors’ report are in accordance with the requirements of law.

We have no matters to report on the information contained in the Board of Directors’ report in connection with the proposed free allocation of shares.

Paris La Défense and  Courbevoie, December 21, 2009

The Statutory Auditors

KPMG Audit A division of KPMG S.A.		Mazars
Isabelle Allen	Grégoire Menou	Frédéric Allilaire	Simon Beillevaire